Exhibit 99.1

NOTICE OF MEETING OF HOLDERS OF

10% SENIOR MANDATORY CONVERTIBLE NOTES DUE 2011

10% SENIOR NOTES DUE 2017

of

COMPTON PETROLEUM FINANCE CORPORATION

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

of

COMPTON PETROLEUM CORPORATION

MANAGEMENT PROXY CIRCULAR

With Respect To a Proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION

June 24, 2011

These materials are important and require your immediate attention.  They require you to make important decisions.  If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.  If you have any questions or require more information with regard to voting your notes, please contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.  If you have any questions or require more information with regard to voting your common shares, please contact Computershare Investor Services Inc. toll-free at (800) 564-6253.

June 24, 2011

To the holders of:	10% Senior Mandatory Convertible Notes due 2011; and

10% Senior Notes due 2017;

of Compton Petroleum Finance Corporation

And to the holders of:	Common Shares of Compton Petroleum Corporation (“Compton”)

As a result of continued low natural gas prices, subsequent to the October 18, 2010 recapitalization transaction involving the former 7⅝% senior notes due 2013 of Compton Petroleum Finance Corporation, Compton has continued to proactively explore strategic alternatives to improve its capital structure and enhance liquidity.  We are pleased to report that we have made substantial progress in this regard and, in the accompanying management proxy circular (the “Circular”), we propose a series of transactions (the “Recapitalization”) that we believe will achieve these objectives.

During the first half of 2011, Compton participated in periodic discussions with a number of holders (“Noteholders”) of 10% Senior Mandatory Convertible Notes due 2011 (the “Mandatory Convertible Notes”) and 10% Senior Notes due 2017 (the “Senior Notes” and with the Mandatory Convertible Notes, the “Notes”) with a view to structuring a recapitalization transaction.  The proposed Recapitalization has evolved from those discussions as a means by which Compton can substantially reduce its debt and associated interest costs while improving its available liquidity in a consensual process.

The Recapitalization contemplates the following key elements:

•	the existing common shares of Compton will be consolidated on the basis of one (1) new common share (“New Common Shares”) for every 200 existing common shares (the “Share Consolidation”);

•	holders of existing common shares of Compton (“Shareholders”) will receive, for each New Common Share held following the completion of the Consolidation:

•
two (2) cashless warrants, which will automatically convert into New Common Shares at any time during their three (3) year term if the 20-day volume-weighted average trading price of the New Common Shares exceeds a certain threshold (“Cashless Warrants”); and

•	one (1) right to subscribe for 0.48515 New Common Shares (“Rights”) at a subscription price of $7.82 per New Common Share (subject to adjustment in certain circumstances) (the “Subscription Price”);

•
the conversion of US$193.5 million of Senior Notes and US$46.8 million of Mandatory Convertible Notes into equity, with Noteholders receiving on the conversion, based on the principal claim amount of the Notes held by them, their pro rata share of 18,070,949 New Common Shares and 9,225,286 Rights; and

•
certain of the Noteholders (“Backstoppers”) who have agreed to backstop the offering of Rights (the “Rights Offering”) will receive 575,263 New Common Shares, 1,054,318 Cashless Warrants and 2,635,796 backstop rights, each such right exercisable for the same number of New Common Shares and at the same Subscription Price as Rights, but which will not constitute a component of the Rights Offering (“Backstop Rights”).

As a result of the Recapitalization:

•	Compton’s existing Shareholders will receive 71.4% of the Cashless Warrants and 10.0% of the Rights (including for this purpose, the Backstop Rights);

•	the Noteholders will receive their pro rata share of 90.5% of the New Common Shares and 70.0% of the Rights (including for this purpose, the Backstop Rights) in full settlement of their Notes;

•	Backstoppers will be allocated 2.9% of the New Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights);

•
$30.6 million will be used to repay existing indebtedness under Compton’s credit facilities, which represents the anticipated net proceeds of the Rights Offering (including the exercise of the Backstop Rights) after also paying certain fees and expenses relating to the Recapitalization; and

•	employees, trade creditors and customers will not be affected by the Recapitalization.

The management of Compton and Compton’s Board of Directors believe that the Recapitalization is in the best interest of all securityholders, providing the following key benefits to the Corporation:

•
normalizing the Corporation’s capital structure so as to be competitive with industry peers in the continuing low natural gas price environment by reducing the ratio of debt to trailing four quarter adjusted EBITDA from 4.4 times to 1.6 times (pro forma) at March 31, 2011;

•	improving financial strength and reducing financial risk by:

•	retiring approximately $270.4 million of debt, including the Notes; and

•
reducing drawings on Compton’s credit facilities by the amount of the net proceeds of the Rights Offering (including the exercise of the Backstop Rights), after deducting costs incurred in completing the Recapitalization;

•	positioning Compton to more aggressively invest in its substantial asset base by:

•	decreasing annual cash interest expense by approximately $25.5 million, which can be reallocated to asset development; and

•	providing Compton with the opportunity for accretive growth using internally generated cash flow over a multi-year horizon.

The management of Compton and Compton’s Board of Directors believes that, in view of the challenges posed by the existing capital structure, the Recapitalization is the best alternative available to all classes of securityholders.  The Board of Directors has received an opinion (the “Fairness Opinion”) from BMO Capital Markets, financial advisor to Compton, that the Recapitalization is fair from a financial point of view to Compton.  Compton’s securityholders are encouraged to carefully read the Fairness Opinion in its entirety, which is appended as Appendix E to the accompanying Circular.

As of June 24, 2011, certain Noteholders have executed support agreements whereby they have agreed to vote approximately 58% of the aggregate principal amount of Notes (including accrued and unpaid non-cash-pay interest) and existing common shares of Compton in favour of, and to otherwise support, the Recapitalization.

The Recapitalization will be implemented in part by way of a Plan of Arrangement pursuant to section 192 of the Canada Business Corporations Act.  Noteholders will be asked to approve the Plan of Arrangement at the Noteholder meeting scheduled to be held on July 25, 2011.  Shareholders will be asked to approve the Share Consolidation, the issuance of certain securities in connection with the Recapitalization and certain related matters at the Shareholder meeting also scheduled to be held on July 25, 2011.

The management of Compton and Compton’s Board of Directors believe that it is extremely important that the Recapitalization be approved and implemented.  We urge you to give serious attention to the Recapitalization and to support it in person or by proxy at the appropriate meeting on July 25, 2011.  The current proposal is integral to our objective of normalizing Compton’s capital structure, enhancing liquidity, and positioning Compton for future growth and profitability, an objective to which management of Compton and Compton Finance and their boards of directors are committed.  We hope that we will receive your support.

Yours very truly,

Tim S. Granger
President and Chief Executive Officer

Compton Petroleum Corporation and

Compton Petroleum Finance Corporation

This material is important and requires your immediate attention.  The transactions contemplated in the Recapitalization are complex.  The accompanying Circular contains a description of, and a copy of, the Plan of Arrangement and other information concerning Compton to assist you in considering this matter.  You are urged to review this information carefully.  Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization, please consult your legal, tax or other professional advisors.

If Noteholders have any questions or require more information with regard to voting their Notes, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

If Shareholders have any questions or require more information with regard to voting their common shares, they should contact Computershare Investor Services Inc. toll-free at (800) 564-6253.

IMPORTANT INFORMATION

THIS CIRCULAR CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE PLAN OF ARRANGEMENT REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

Unless otherwise indicated or the context otherwise requires, the terms “the Corporation”, “we”, “us” and “our” refer to Compton Petroleum Corporation, an Alberta corporation, and its direct and indirect subsidiaries on a consolidated basis including Compton Finance and the term “Compton Finance” refers to Compton Petroleum Finance Corporation, a corporation continued under the CBCA, on a non-consolidated basis.  The term “Compton” means Compton Petroleum Corporation on a non-consolidated basis.  Capitalized terms used herein, and not otherwise defined, have the meaning ascribed to them in the Glossary of Terms, which begins on page xiv.

Securityholders should carefully consider the income tax consequences of the proposed Plan of Arrangement described herein. See “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations - Certain United States Federal Income Tax Considerations”.

All information in this Circular is given as of June 24, 2011 unless otherwise indicated.

Securityholders should not construe the contents of this Circular as investment, legal or tax advice. Securityholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Recapitalization. In making a decision regarding the Recapitalization, Securityholders must rely on their own examination of the Corporation and the advice of their own advisors.

You should rely only on the information contained in or incorporated by reference in this Circular or to which we have referred you. We have not authorized any person (including any dealer, salesman or broker) to provide you with different information.  The information contained in or incorporated by reference in this Circular may only be accurate on the date hereof or the dates of the documents incorporated by reference herein. You should not assume that the information contained in this Circular or incorporated by reference herein is accurate as of any other date.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement.  Any statement so modified or replaced is not considered, except as so modified or replaced, to be a part of this Circular.

Information for United States Securityholders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The New Common Shares or Common Shares, if applicable, and the Rights to be issued to Noteholders under the Recapitalization have not been registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected.  See “Description of the Recapitalization - Court Approval and Completion of the Arrangement” included herein. The issuance of New Common Shares or Common Shares, if applicable, upon the exercise of the Rights are not eligible for the exemption from registration under Section 3(a)(10) of the 1933 Act and may not be issued in the absence of an effective registration statement, or another exemption under the 1933 Act.

v

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles which are in effect from time to time in Canada, and are subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to financial statements of United States companies, and auditing and auditor independence standards may be different.  Information regarding the impact upon our audited financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in note 21 of Compton’s Consolidated Financial Statements entitled “United States accounting principles and reporting”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Compton and most of its subsidiaries are incorporated or organized outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Compton’s securities in the United States to effect service of process within the United States upon Compton, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, holders of Compton’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.  See “Risk Factors - Risks Relating to the Recapitalization”.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	ix
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	x
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	xi
EXCHANGE RATES	xi
DOCUMENTS INCORPORATED BY REFERENCE	xii
GLOSSARY OF TERMS	xiii
NOTICE OF MEETING OF NOTEHOLDERS	xxi
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	xxiii
SUMMARY	1
INFORMATION CONCERNING THE MEETINGS	14
General	14
Meetings	14
Solicitation of Proxies	14
Entitlement to Vote and Attend	15
Revocation of Proxies	15
Voting of Proxies	15
Non-Registered Holders	16
Quorum and Voting Requirements	17
Interest of Management and Others	18
BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION	18
IMPACT OF THE RECAPITALIZATION	20
SUPPORT AGREEMENTS	20
THE ARRANGEMENT AGREEMENT	26
DESCRIPTION OF THE RECAPITALIZATION	26
Treatment of Securityholders	27
Unaffected Obligations	29
Calculations	29
Fractional Interests	29
Description of the Cashless Warrants	29
Description of the Rights	29
The Rights Offering	30
The Share Consolidation	33
Failure to Implement the Share Consolidation	33
Stated Capital Reduction	35
Court Approval and Completion of the Arrangement	35
Procedures	36
Conditions to the Recapitalization Becoming Effective	38
Fairness Opinion	39
Recommendation of the Boards of Directors	41
CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION	41
Issuance and Resale of Securities Received in the Recapitalization	41
Stock Exchange Listing	44
Expenses	44
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	45
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	46
THE NOTES	47
COMPTON AFTER THE RECAPITALIZATION	47
Share Capital	47
PRICE RANGE AND TRADING VOLUME FOR THE EXISTING COMMON SHARES	48
LEGAL PROCEEDINGS	48
INCOME TAX CONSIDERATIONS	48
Certain Canadian Federal Income Tax Considerations	48
Certain United States Federal Income Tax Considerations	53
RISK FACTORS	61
Risks Relating to the Recapitalization	61
Risks Relating to Our Equity Securities	62
Risks Relating to the Rights Offering	63
Tax Risks	64
Risks Relating to the Non-Implementation of the Recapitalization	65
Risks Related To Compton’s Business	66
AUDITORS, TRANSFER AGENT AND REGISTRAR	68
INTEREST OF EXPERTS	68
LEGAL MATTERS	68
WHERE YOU CAN FIND MORE INFORMATION	68
APPROVAL OF PROXY CIRCULAR BY THE BOARDS OF DIRECTORS	70
CONSENT OF BMO CAPITAL MARKETS	71
CONSENT OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS	72

APPENDIX A FORM OF NOTEHOLDERS’ RESOLUTIONSA	1
APPENDIX B FORM OF SHAREHOLDERS’ RESOLUTIONSB	1
APPENDIX C INTERIM ORDER AND ORIGINATING APPLICATIONC	1
APPENDIX D PLAN OF ARRANGEMENTD	1
APPENDIX E BMO CAPITAL MARKETS FAIRNESS OPINIONE	1
APPENDIX F OPINION REQUIRED BY CBCA POLICY STATEMENT 15 - 1	F1

           NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Circular and the information incorporated herein by reference that are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act.  Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.  Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “outlook”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.  Discussions containing forward-looking statements may be found, among other places, in “Effect of the Recapitalization” and “Risk Factors” sections herein and in the “General Development of the Business”, “Description of the Business” and “Risk Factors” sections in the AIF and other documents incorporated by reference herein.  Examples of forward-looking information and statements in this Circular and in the AIF and other documents incorporated by reference herein include, but are not limited to:

•	the focus of capital expenditures;

•	future debt levels and annual interest costs;

•	the Corporation’s future financial and operational situation after the implementation of the Recapitalization;

•	the sale, farming in, farming out or development of certain exploration properties using third party resources;

•	the impact of changes in oil and natural gas prices on cash flow after hedging;

•	drilling plans;

•	the existence, operation and strategy of the commodity price risk management program;

•	the approximate and maximum amount of forward sales and hedging to be employed;

•	the Corporation’s growth strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

•	the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other oil and gas issuers of similar size;

•	the goal to sustain or grow production and reserves through prudent management and acquisitions;

•	the emergence of accretive growth opportunities; and

•	the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

The material assumptions in making these forward-looking statements include certain assumptions disclosed in the Management’s Discussion and Analysis as at and for the year ended December 31, 2010 under the headings “Liquidity and Capital Resources”, “Outlook” and “Critical Accounting Estimates” as well as those disclosed in the Management’s Discussion and Analysis as at and for the three months ended March 31, 2011 under the headings “Liquidity and Capital Resources” and “Outlook”.

Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Corporation cannot guarantee future results, levels of activity, performance, or achievements.  Moreover, neither Compton Finance nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Some of the risks and other factors, certain of which are beyond the Corporation’s control, that could cause results to differ materially from those expressed in the forward-looking statements contained in this Circular and the documents incorporated by reference herein include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;

•	industry conditions, including volatility in market prices for oil and natural gas;

•	royalties payable in respect of the Corporation’s oil and natural gas production;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	unanticipated operating events which can reduce production or cause production to be shut in or delayed or operating costs to increase;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations; and

•	the need to obtain required approvals from regulatory authorities.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Readers are cautioned that the foregoing list of factors is not exhaustive.  The forward-looking information and statements contained in this Circular and the documents incorporated by reference herein: (a) were made as of the dates stated therein and have not been updated except as modified or superseded by a subsequently filed document that is also incorporated by reference in this Circular; (b) represent the Corporation’s and Compton Finance’s views as of the date of such documents and should not be relied upon as representing the Corporation’s views as of any subsequent date; and (c) are expressly qualified by this cautionary statement.  While the Corporation anticipates that subsequent events and developments may cause its views to change, the Corporation specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

Forward-looking information and statements contained in this Circular and the documents incorporated herein by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting securityholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

There can be no assurance that the forward-looking information and statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated by them.  Accordingly undue reliance should not be placed on forward-looking information and statements.  Forward-looking information and statements for time periods subsequent to 2011 involve greater risks and require longer term assumptions and estimates from those for 2011, and are consequently subject to greater uncertainty.  Therefore, special caution should be taken in terms of placing reliance on such long-term forward-looking information and statements.

           REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The Corporation has prepared its March 31, 2011 unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Previously, the Corporation prepared its interim and annual consolidated financial statements in accordance with the previous Canadian generally accepted accounting principles (“Previous GAAP”).  A complete reconciliation of adjustments from previously reported financial results under Previous GAAP are presented in Note 19 - “Transition to IFRS” of the March 31, 2011 unaudited interim consolidated financial statements of the Corporation.  The reconciliations include consolidated balance sheets as at January 1, 2010, March 31, 2010 and December 31, 2010, as well as consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

In this Circular, unless otherwise stated, dollar amounts are reported in Canadian dollars ($).

In this Circular, unless otherwise stated, all references to percentages of Common Share, Cashless Warrant and Right capital are expressed on an undiluted basis and on the assumption that no issued and outstanding securities convertible into or exchangeable for Common Shares, Cashless Warrants and Rights, as applicable, have been converted or exchanged subsequent to June 24, 2011.

x

           PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

The Corporation reports its production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.  The Corporation incorporates additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  The Corporation follows the Canadian practice of reporting gross production and reserve volumes; however, it also follows the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). In estimating its reserves, the Corporation uses both forecast prices and costs, in accordance with Canadian reserve reporting requirements, and constant prices and costs, on a voluntary basis.  These latter requirements are similar to the average constant pricing reserve methodology utilized in the United States.

Unless otherwise stated, all of the reserves and resources information contained in the documents incorporated by reference in this Circular has been calculated and reported in accordance with NI 51-101.

           EXCHANGE RATES

The following table sets forth, for each of the years indicated, the year-end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one (1) Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada.  The noon exchange rate on June 24, 2011, using information provided by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was Cdn$1.00 equals US$1.0153.

	Year Ended December 31,		12 Months Ended March 31,
	2010	2009	2011	2010
High	$1.0054	$0.9716	$1.0324	$0.9888
Low	$0.9278	$0.7692	$0.9278	$0.7910
Average	$0.9709	$0.8757	$0.9840	$0.9171
End of Period	$1.0054	$0.9555	$1.0290	$0.9846

           DOCUMENTS INCORPORATED BY REFERENCE

Compton Finance is a reporting issuer in Alberta, and has received from the Alberta Securities Commission an order exempting it from the requirements in Part 4 (Financial Statements), Part 5 (Management’s Discussion & Analysis), Part 6 (Annual Information Form), Part 7 (Material Change Reports), Part 8 (Business Acquisition Report), Part 9 (Proxy Solicitation and Information Circulars), section 11.1 and section 12.2 of NI 51-102, (collectively, the “Continuous Disclosure Requirements”), and the requirements contained in Part 2 (Certification of Annual Filings) and Part 3 (Certification of Interim Filings) of NI 52-109, subject to certain conditions, including that Compton remain a reporting issuer in Alberta and complies with all of its Continuous Disclosure Requirements.

Information has been incorporated by reference in this Circular from documents filed by Compton with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Compton at Suite 500, Bankers Court, 850 - 2nd Street S.W., Calgary, Alberta, T2P 0R8, Telephone: (403) 237-9400.  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com, and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov.

The following documents of Compton, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:

•	the AIF;

•
the audited consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings and comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2010, and related notes, together with the auditors’ report thereon, including the auditors’ report to the shareholders of the Corporation on the effectiveness of internal control over financial reporting as of December 31, 2010, dated February 24, 2011 (the “Consolidated Financial Statements”);

•	management’s discussion and analysis of the financial condition and results of operations of Compton as at and for the year ended December 31, 2010;

•
unaudited interim comparative consolidated balance sheet as at March 31, 2011 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for the three month periods ended March 31, 2011 and 2010, and the notes thereto;

•	management’s discussion and analysis of the financial condition and results of operations of Compton as at and for the three months ended March 31, 2011;

•	the information circular of Compton dated February 24, 2011 with respect to the annual and special meeting of the Shareholders of Compton held on May 10, 2011; and

•	the material change report dated June 9, 2011 relating to the announcement of the Recapitalization.

Any annual information form, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference into this Circular, as well as any document so filed by Compton which expressly states it is to be incorporated by reference into this Circular.  These documents will be available on SEDAR, which can be accessed at www.sedar.com.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

           GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below.  Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“2013 Notes” means the former 7⅝% senior notes due 2013 of Compton Finance that were extinguished as part of the 2010 Recapitalization Transaction.

“2010 Recapitalization Transaction” means a plan of arrangement and recapitalization consisting of (i) asset sales for aggregate proceeds of $150.2 million (before adjustments), (ii) an increase in the borrowing limit and an extension in the term of Compton’s Senior Bank Facility and (iii) the exchange of all of Compton Finance’s US$450.0 million 2013 Notes for a combination of the Senior Notes, the Mandatory Convertible Notes and US$184.5 million of cash.

“ABCA” means the Business Corporations Act (Alberta) and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Additional Backstoppers” means those Noteholders (i) who are designated by Compton no later than July 18, 2011 and (ii) who have agreed to backstop the Rights Offering and have entered into Backstop Agreements with Compton.

“Additional Consenting Noteholders” means those Noteholders who have entered into the Additional Support Agreements.

“Additional Subscription Privilege” means the right of a holder of a Right who exercises its Basic Subscription Privilege in full to subscribe for additional New Common Shares (or Common Shares if the Share Consolidation has not occurred), if available.

“Additional Support Agreements” means the support agreements among Compton, Compton Finance and the Additional Consenting Noteholders entered into after June 3, 2011, including the term sheet appended thereto, pursuant to which such Additional Consenting Noteholders agree to support and vote in favour of the Recapitalization on the terms and conditions set out therein.

“AIF” means the annual information form of Compton for the year ended December 31, 2010, dated February 24, 2011.

“Alternative Recapitalization” means an alternative transaction structure, including, without limitation, a plan of compromise and arrangement under the CCAA instead of or in conjunction with the Note Exchange Transaction and (i) such alternative transaction provides the same treatment to the holders of the Notes and, subject to (ii) that follows, implements the Rights Offering, (ii) such alternative transaction provides no consideration to the existing Shareholders and the Shareholder consideration described in the term sheet to the Initial Support Agreement shall be added to the consideration of the holders of Notes, and (iii) such alternative transaction is initiated on or before August 31, 2011.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective June 23, 2011 between Compton and Compton Finance, as amended or restated from time to time.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement.

“Backstop Agreements” means the backstop agreements among Compton, Compton Finance and the Backstoppers, including any adhesion agreements associated therewith and entered into by Additional Backstoppers.

“Backstop Commitment” means (i) in the case of an Initial Backstopper, the allocation amount as reflected in its Backstop Agreement, as such commitment may be adjusted in accordance with any assignment permitted by that Initial Backstopper’s Backstop Agreement and (ii) in the case of an Additional Backstopper, the commitment of such Additional Backstopper set forth in its adhesion agreement to an existing Backstop Agreement or in a new Backstop Agreement.

“Backstop Rights” means the rights to be issued by Compton to the Backstoppers as partial compensation for their respective Backstop Commitment, with each Backstop Right entitling the holder thereof to subscribe for 0.48515 New Common Shares or Common Shares, as applicable, such that 2.0612181 Backstop Rights shall entitle the holder to purchase one (1) New Common Share or Common Share, as applicable, for the Subscription Price.

“Backstopped Shares” means the New Common Shares or Common Shares, as applicable, that were not otherwise subscribed for and taken up in the Rights Offering by holders of Rights prior to the Rights Expiry Time, if any.

“Backstoppers” means, collectively, the Initial Backstoppers and the Additional Backstoppers, if any.

“Basic Subscription Privilege” means the right of a holder of a Right to purchase 0.48515 New Common Shares or Common Shares, as applicable, such that a holder may exercise 2.0612181 Rights to purchase one (1) New Common Share or Common Share, as applicable, for the Subscription Price prior to the Rights Expiry Time.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Board of Directors” or “Board” means the board of directors of Compton.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Calgary, Alberta, Toronto, Ontario and New York, New York.

“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time.

“Cashless Warrant Indenture” means the warrant indenture between Compton and Computershare Trust Company of Canada to be dated on or about August 15, 2011 providing for the issuance of the Cashless Warrants.

“Cashless Warrants” means the warrants to be issued by Compton to the Shareholders on the Shareholder Distribution Record Date and Backstoppers at the Rights Expiry Time pursuant to the Cashless Warrant Indenture and entitling the holders thereof to receive one (1) New Common Share or Common Share, as applicable, per warrant upon conversion.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“CBCA Opinion” means the opinion of BMO Capital Markets dated June 3, 2011 in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 - Policy Concerning Arrangements under Section 192 of the CBCA and attached as Appendix F to this Circular.

“CCAA” means the Companies’ Creditors Arrangements Act and the regulations thereto, as now in effect and as it may be amended from time to time.

“Cdn.$” or “$” means Canadian dollars.

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof.

“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA.

“Code” means the United States Internal Revenue Code of 1986, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Common Share Purchase Warrants” means the existing common share purchase warrants of Compton issued on October 5, 2009 and entitling the holder thereof to acquire one (1) Common Share per common share purchase warrant for a price of $1.55 at any point prior to October 5, 2011.

“Common Shares” means the common shares in the capital of Compton prior to the Share Consolidation.

“Compton” means Compton Petroleum Corporation, a corporation incorporated under the ABCA.

“Compton Finance” means Compton Petroleum Finance Corporation, a corporation continued under the CBCA.

“Consenting Noteholders” means, collectively, the Initial Consenting Noteholders and the Additional Consenting Noteholders.

“Consolidation Resolution” means the special resolution of the Shareholders approving the Share Consolidation, the full text of which is set forth in Appendix B to this Circular.

“Corporation” means Compton and all of its subsidiaries.

“Court” means the Court of Queen’s Bench of Alberta.

“Depositary” means Computershare Investor Services Inc.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“DTC” means The Depository Trust Company, or any successor thereof.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date.

“Fairness Opinion” means the fairness opinion dated June 3, 2011 provided by BMO Capital Markets as set forth in Appendix E to this Circular.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed.

“Final Prospectus” means the prospectus to be prepared by Compton and filed in each of the provinces and territories of Canada to qualify the distribution of the Cashless Warrants and Rights to the Shareholders, the New Common Shares, Cashless Warrants and Backstop Rights to the Backstoppers as compensation for the performance of their obligations under the Backstop Agreements, all of the New Common Shares issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights and all of the New Common Shares or Common Shares, as applicable, issuable upon the exercise of the Rights issued to the Noteholders in the Note Exchange Transaction.

“Governmental Authority” means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasigovernmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“IFRS Deemed Cost Election” means an election under IFRS 1 - First-Time Adoption of International Financial Reporting Standards, whereby fair value of assets are recognized as deemed costs.

“Indenture Trustee” means the applicable trustee under the Mandatory Convertible Note Indenture or the Senior Note Indenture, as the case may be.

“Indentures” means, collectively, the Mandatory Convertible Note Indenture and the Senior Note Indenture, as amended, modified or supplemented from time to time.

“Initial Backstoppers” means those Noteholders who have agreed to backstop the Rights Offering pursuant to a Backstop Agreement with Compton as of June 3, 2011.

“Initial Consenting Noteholders” means those Noteholders who have entered into the Support Agreement as at June 3, 2011.

“Initial Support Agreement” means the support agreement among Compton, Compton Finance and the Initial Consenting Noteholders dated June 3, 2011, including the term sheet appended thereto, pursuant to which such Initial Consenting Noteholders agreed to support and vote in favour of the Recapitalization on the terms and conditions set out therein.

“Insider” means “reporting insiders” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

“Interim Order” means the interim order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Noteholders’ Meeting and issued pursuant to the application of Compton and Compton Finance therefor.

“Laws” means all statutes, codes, regulations, statutory rules, orders, decrees, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority (including the TSX), and the term “applicable” with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made of promulgated under such statute and the published policies and published guidelines of the Governmental Authorities administering such statute).

“Mandatory Convertible Notes” means the US$45,000,003 aggregate principal amount (excluding accrued and unpaid non-cash-pay interest) of 10% senior mandatory convertible notes due September 15, 2011 issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture.

“Mandatory Convertible Note Indenture” means the indenture governing the Mandatory Convertible Notes dated as of October 18, 2010 pursuant to which Compton Finance is the issuer, Compton is guarantor and The Bank of Nova Scotia Trust Company of New York is the trustee.

“Meeting Date” means July 25, 2011 subject to any postponement or, in the case of the Noteholders’ Meeting, further order of the Court.

“Meetings” means, collectively, the Shareholders’ Meeting and the Noteholders’ Meeting.

“MMBtu” means millions of British Thermal Units.

“New Common Shares” means the Common Shares after the Share Consolidation.

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“Non-Qualifying Jurisdictions” means jurisdictions other than Canada and the United States.

“Non-Qualifying Securityholders” means Securityholders who are resident in the Non-Qualifying Jurisdictions.

“Note Exchange Transaction” means that component of the Recapitalization pursuant to which Noteholders will receive, if the Share Consolidation is approved, 18,070,949 New Common Shares and 9,225,286 Rights, or if the Share Consolidation is not approved, 3,614,189,800 Common Shares and 1,845,057,200 Rights, in either case representing 90.5% of the New Common Shares or Common Shares, as applicable, and 70.0% of the Rights (including for this purpose, the Backstop Rights), respectively, in full settlement of the Notes and the Indentures and allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.

“Noteholder Voting Record Date” means June 6, 2011.

“Noteholders” means the holders of the Notes.

“Noteholders’ Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite amount of affirmative votes of the Noteholders, the full text of which is set out as Appendix A to this Circular.

“Noteholders’ Meeting” means the meeting of Noteholders to be held on July 25, 2011 to consider the matters set out in the Noteholders’ Notice.

“Noteholders’ Notice” means the notice of the Noteholders’ Meeting.

“Notes” means, collectively, the Mandatory Convertible Notes and the Senior Notes.

“Notices of Meeting” means, collectively, the Noteholders’ Notice and the Shareholders’ Notice.

“Opinions” means the CBCA Opinion and the Fairness Opinion.

“Order” means any order of the Court in these proceedings including, without limitation, the Interim Order and the Final Order.

“Outside Date” means August 31, 2011, or October 31, 2011 in the event an Alternative Recapitalization is pursued.

“Outstanding MCN Obligations” means an amount equal US$1.00 per US$1.00 principal amount of Mandatory Convertible Notes, plus the accrued and unpaid interest thereon.

“Passport System” means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to Multilateral Instrument 11-102 Passport System of the Canadian Securities Administrators, as amended or replaced, and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix D to this Circular and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order.

“Preliminary Prospectus” means the preliminary prospectus to be filed by Compton in each of the provinces and territories of Canada to qualify the distribution of the Cashless Warrants and Rights to the Shareholders, the New Common Shares, Cashless Warrants and Backstop Rights to the Backstoppers, all of the New Common Shares issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights and all of the New Common Shares or Common Shares, as applicable, issuable upon the exercise of the Rights issued to the Noteholders in the Note Exchange Transaction, on or about June 30, 2011.

“Principal Claim Amount” means, with respect to each holder of Notes, the principal amount of the Notes owned by such holder at the Noteholder Voting Record Date, plus accrued and unpaid non-cash-pay interest on such Notes up to but not including the Effective Date, and, with respect to all of the holders of Notes, the aggregate principal amount of the Notes at the Noteholder Voting Record Date, plus accrued and unpaid non-cash-pay interest on the Notes up to but not including the Effective Date. For voting purposes, the Principal Claim Amount shall be based on an assumed Effective Date of August 16, 2011.

“Prospectus Receipt” means the receipt for the Final Prospectus issued in accordance with the Passport System.

“Recapitalization” means the transactions contemplated by this Circular, including the Plan of Arrangement.

“Recapitalization Proceedings” means the Plan of Arrangement and related transactions concerning Compton and Compton Finance in proceedings under the CBCA.

“Recapitalization Resolutions” means the Consolidation Resolution, the Shareholders’ Recapitalization Resolution and the Stated Capital Reduction Resolution.

“Registered Noteholder” means a Noteholder as shown on the register maintained by or on behalf of Compton Finance for the Notes.

“Registered Shareholder” means a Shareholder as shown in the register maintained by or on behalf of Compton for the Common Shares.

“Registration Statement” means the Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act and the rules and regulations of the SEC.

“Rights” means the rights to be issued by Compton pursuant to the Rights Offering, with each Right entitling the holder thereof to subscribe for 0.48515 New Common Shares or Common Shares, as applicable, such that 2.0612181 Rights shall entitle the holder to purchase one (1) New Common Share or Common Share, as applicable, for the Subscription Price.

“Rights Expiry Time” means the time at which the Rights expire, as set forth in the Final Prospectus, which time shall be no later than 5:00 p.m. (Calgary time) on the 28th calendar day following the Effective Date, unless extended with the consent of a majority in Principal Claim Amount of the Initial Consenting Noteholders.

“Rights Offering” means the issuance by Compton of (i) one (1) Right for each New Common Share or Common Share, as applicable, held by Shareholders of record on the Shareholder Distribution Record Date and (ii) 9,225,286 Rights (1,845,057,200 Rights if the Share Consolidation is not approved) to Noteholders allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.

“Rights Offering Securities” means the Rights, the Backstop Rights, the New Common Shares or Common Shares, as applicable, issuable upon the exercise of the Rights and the Backstop Rights, and the Backstopped Shares.

“Rights Plan” means the shareholder rights plan agreement between Compton and Computershare Trust Company of Canada dated effective June 3, 2009.

“SEC” means the United States Securities and Exchange Commission.

“Securityholders” means the Noteholders and Shareholders.

“Senior Bank Facility” means the extendible revolving credit facility made available to Compton pursuant to an Amended and Restated Credit Agreement between Compton, as borrower, Bank of Montreal (as lead arranger and administrative agent), The Bank of Nova Scotia and The Toronto-Dominion Bank (as co-syndication agents), Société Générale (Canada Branch) and The Royal Bank of Scotland NV (Canada Branch) (as co-documentation agent), and the lenders thereto, dated as of October 18, 2010 (as amended by amending agreements dated February 7, 2011, February 24, 2011 and March 21, 2011), as amended.

“Senior Notes” means the US$193,499,645 aggregate principal amount of 10% senior notes due 2017 of Compton Finance issued pursuant to the Senior Note Indenture.

“Senior Note Indenture” means the indenture governing the Senior Notes dated as of October 18, 2010 pursuant to which Compton Finance is the issuer, Compton is guarantor and The Bank of Nova Scotia Trust Company of New York is the trustee.

“Share Consolidation” means an amendment to Compton’s articles of incorporation to consolidate its issued and outstanding Common Shares on the basis of one (1) New Common Share for every two hundred (200) existing Common Shares.

“Shareholder Distribution Record Date” means the date on which Shareholders of record will be entitled to receive their pro rata distribution of Cashless Warrants and Rights as described in the Circular and that is expected to be on or about August 15, 2011.

“Shareholder Voting Record Date” means June 20, 2011.

“Shareholders” means the holders of Common Shares.

“Shareholders’ Meeting” means the meeting of Shareholders to be held on July 25, 2011 to consider the matters set out in the Shareholders’ Notice.

“Shareholders’ Notice” means the notice of the Shareholders’ Meeting.

“Shareholders’ Recapitalization Resolution” means the resolution of the Shareholders approving the issuance of (i) up to 18,070,949 New Common Shares and 9,225,286 Rights (up to 3,614,189,800 Common Shares and 1,845,057,200 Rights if the Share Consolidation is not approved) to the Noteholders pursuant to the Plan of Arrangement, (ii) up to 575,263 New Common Shares, 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights (up to 115,052,600 Common Shares, 210,863,600 Cashless Warrants and 527,159,200 Backstop Rights if the Share Consolidation is not approved) to Backstoppers, and (iii) all of the New Common Shares or Common Shares, as applicable, issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights, the full text of which is set forth in Appendix B to this Circular.

“Stated Capital Reduction” means the reduction of the stated capital account maintained for the New Common Shares or Common Shares, as applicable, by an amount that is equal to the amount of the deficit of Compton on the Effective Date.

“Stated Capital Reduction Resolution” means the special resolution of the Shareholders approving the reduction of the stated capital account maintained for the New Common Shares or Common Shares, as applicable, by an amount that is equal to the amount of the deficit of Compton on the Effective Date.

“Strip Price” means the NYMEX Henry Hub 1 - Year Futures Strip as quoted on Bloomberg.

“Subscription Agent” means Computershare Investor Services Inc., the subscription agent engaged by Compton pursuant to the Rights Offering to hold the Rights of Non-Qualifying Securityholders until the tenth day prior to the Rights Expiry Time to give beneficial owners of Common Shares or Notes registered in the name of a resident of a Non-Qualifying Jurisdiction, but who are not residents of a Non-Qualifying Jurisdiction, an opportunity to claim such certificates from the Subscription Agent.

“Subscription Price” means $7.82 per New Common Share (or $0.0391 per Common Share if the Consolidation has not occurred) provided that the Subscription Price shall be reduced if the Strip Price is lower than certain thresholds for the three consecutive Business Days ending on the seventh Business Day before the Shareholder Distribution Record Date as follows:

If the Consolidation has occurred:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$7.30
US$4.00 - US$3.86	$6.78
US$3.85 - US$3.71	$6.26
US$3.70 or below	$5.74
If the Consolidation has not occurred:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$0.0365
US$4.00 - US$3.86	$0.0339
US$3.85 - US$3.71	$0.0313
US$3.70 or below	$0.0287

“Support Agreements” means, collectively, the Initial Support Agreement and the Additional Support Agreements.

“Transfer Agent” means Computershare Investor Services Inc., the registrar and transfer agent of the Common Shares and the proposed registrar and transfer agent of the New Common Shares.

“TSX” means the Toronto Stock Exchange.

“TSX Conditional Listing Approval” means the conditional listing approval of the TSX in respect of the New Common Shares or Common Shares, as applicable, issuable to the Noteholders and the Backstoppers, the Cashless Warrants, the Rights and the New Common Shares or Common Shares, as applicable, issuable upon the conversion or exercise, as applicable, of the Cashless Warrants, the Rights and the Backstop Rights.

“US$” or “U.S. dollars” means United States dollars.

“Warrant Trigger Price” means the price at which the Cashless Warrants will be deemed to be exercised and shall be automatically converted to New Common Shares if at any time during the term of the Cashless Warrants (i) on any day after the Effective Date the volume-weighted average trading price of the New Common Shares on the TSX for the preceding 20 trading days is equal to or exceeds or (ii) immediately before the completion of any transaction that would constitute a change of control of Compton at a price per New Common Share that equals or exceeds:

Until the first anniversary of the Effective Date	$11.92
From the first anniversary until the second anniversary of the Effective Date	$12.52
From the second anniversary until the third anniversary of the Effective Date	$13.14

and, in the case where the Consolidation has not occurred, the price at which the Cashless Warrants will be deemed to be exercised and shall be automatically converted to Common Shares if at any time during the term of the Cashless Warrants (i) on any day after the Effective Date the volume-weighted average trading price of the Common Shares on the TSX for the preceding 20 trading days is equal to or exceeds or (ii) immediately before the completion of any transaction that would constitute a change of control of Compton at a price per Common Share that equals or exceeds:

Until the first anniversary of the Effective Date	$0.0596
From the first anniversary until the second anniversary of the Effective Date	$0.0626
From the second anniversary until the third anniversary of the Effective Date	$0.0657

COMPTON PETROLEUM FINANCE CORPORATION

           NOTICE OF MEETING OF NOTEHOLDERS

TO HOLDERS OF THE FOLLOWING SECURITIES OF COMPTON PETROLEUM FINANCE CORPORATION:

10% Senior Mandatory Convertible Notes due 2011; and

10% Senior Notes due 2017;

(collectively, the “Notes”)

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta (the “Court”) dated June 24, 2011, a meeting (the “Noteholders’ Meeting”) of the registered holders of the Notes (the “Noteholders”) of Compton Petroleum Finance Corporation will be held at 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada, on the 25th day of July, 2011, at 9:00 a.m. (Calgary time) for the following purposes:

1.
to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2.	to transact such other business as may properly come before the Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as June 6, 2011.  At the Noteholders’ Meeting, each Noteholder as of the Record Date will have one (1) vote for each US$1.00 of principal amount of Notes owned by such Noteholder at the Record Date, plus accrued and unpaid non-cash-pay interest on such Notes up to but not including August 16, 2011, representing the assumed effective date of the Arrangement.

If a Noteholder does not hold the Notes in his or her name, such Noteholder should contact his, her or its broker or other intermediary through which such Notes are held in order to obtain a voting instruction card or a valid proxy.

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders’ Meeting.

A Noteholder may attend the Noteholders’ Meeting in person or may appoint another person as proxyholder.  The form of proxy to be delivered by the trustee of the Notes nominates Robert J. Chadwick and Brendan O’Neill and either one of them with full power of substitution as proxyholders.  A Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary.  Persons appointed as proxyholders need not be Noteholders.

Subject to any further order of the Court, the vote required to pass the Noteholders’ Arrangement Resolution is the affirmative vote of at least 66⅔% of the votes cast by Noteholders present in person or by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution.  The implementation of the plan of arrangement, which is attached as Appendix D to the Circular, is subject to the approval of certain actions by the shareholders of Compton Petroleum Corporation at a separate meeting and the approval of the Court.  The matter is scheduled to be heard at 3:00 p.m. (Calgary time) on July 25, 2011 at the courthouse at Calgary Courts Centre.

DATED at Calgary, Alberta, this 24th day of June 2011.

By Order of the Board of Directors of Compton Petroleum Finance Corporation

Tim S. Granger (signed) President and Chief Executive Officer
Whether or not Noteholders are able to be present at the Noteholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods.  In order to be effective, proxies must be received by Mackenzie Partners, Inc. prior to 5:00 p.m. (New York time) on July 21, 2011 (or, in the event that the Noteholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (New York time) on the business day prior to the date fixed for the adjourned or postponed Noteholders’ Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:
Proxy Tabulation Madison Square Station PO Box 865 New York, NY 10160-1051	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	105 Madison Avenue New York, New York 10016 Attention: Glen Linde

If Noteholders have any questions about obtaining and completing proxies, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

COMPTON PETROLEUM CORPORATION

           NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF COMMON SHARES OF COMPTON PETROLEUM CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Compton Petroleum Corporation. (“Compton”) will be held in the ENMAX Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada, on the 25th day of July, 2011 at 10:00 a.m. (Calgary time) for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Consolidation Resolution”) approving an amendment to Compton’s articles of incorporation to consolidate Compton’s issued and outstanding Common Shares on the basis of one (1) new Common Share (“New Common Shares”) for every two hundred (200) Common Shares (the “Share Consolidation”), the full text of which resolution is set forth in Appendix B to the management proxy circular (the “Circular”), as more particularly described in the Circular;

2.
to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Shareholders’ Recapitalization Resolution”) approving the issuance of (i) up to 18,070,949 New Common Shares and 9,225,286 rights (“Rights”) (up to 3,614,189,800 Common Shares and 1,845,057,200 Rights if the Share Consolidation is not approved) to noteholders (“Noteholders”) of Compton Petroleum Finance Corporation (“Compton Finance”) as contemplated by a plan of arrangement involving Compton and Compton Finance attached as Appendix D to the accompanying Circular, (ii) up to 575,263 New Common Shares, 1,054,318 cashless warrants (“Cashless Warrants”) and 2,635,796 backstop rights (“Backstop Rights”) (up to 115,052,600 Common Shares, 210,863,600 Cashless Warrants and 527,159,200 Backstop Rights if the Share Consolidation is not approved) to Noteholders who have agreed to provide a standby commitment in respect of Compton’s offering of Rights, and (iii) all of the New Common Shares or Common Shares, as applicable, issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights, the full text of which resolution is set forth in Appendix B to the Circular, as more particularly described in the Circular;

3.
to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the “Stated Capital Reduction Resolution”) approving a reduction of the stated capital account maintained for the New Common Shares or Common Shares, as applicable, the full text of which resolution is set forth in Appendix B to the Circular, as more particularly described in the Circular; and

4.	to transact such other business as may properly come before the Shareholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the Shareholders’ Meeting is June 20, 2011.  At the Shareholders’ Meeting, each Shareholder as of the Record Date will have one (1) vote for each Common Share held.

If a Shareholder does not hold the Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Common Shares are held to obtain a voting instruction card or a valid proxy.

The quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a Shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 5% of the total number of outstanding shares of Compton having voting rights at such meeting.

A Shareholder may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder.  Each of the forms of proxy accompanying the Circular nominates Tim S. Granger and Mel F. Belich, Q.C. and either one of them with full power of substitution as proxyholders.  A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy.  Persons appointed as proxyholders need not be Shareholders.

The vote required to pass the Consolidation Resolution and the Stated Capital Reduction Resolution is the affirmative vote of at least 66⅔% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on such resolution.  The vote required to pass the Shareholders’ Recapitalization Resolution is the affirmative vote of more than 50% of the votes cast by disinterested Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. For this purpose, “disinterested Shareholders” are the Shareholders other than the Backstoppers.  The votes attached to the Common Shares that the Backstoppers own or exercise voting control over will therefore be excluded for the purposes of determining whether the Shareholders' Recapitalization Resolution has received the requisite approval at the Shareholders’ Meeting.

The implementation of the Recapitalization is subject to, among other things, the approval of the Recapitalization by the noteholders of Compton Finance at a separate meeting and approval of the Court.  The implementation of the Recapitalization is not subject to the approval of the Consolidation Resolution or the Stated Capital Reduction Resolution by the Shareholders.

DATED at Calgary, Alberta this 24th day of June, 2011.

By Order of the Board of Directors of Compton Petroleum Corporation

Tim S. Granger (signed) President and Chief Executive Officer
Whether or not Shareholders are able to be present at the Shareholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods.  In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 5:00 p.m. (Calgary time) on July 21, 2011 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Calgary time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at one of the following addresses:

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

If Shareholders have any questions about obtaining and completing proxies, they should contact Computershare Investor Services Inc. toll-free at (800) 564-6253.

           SUMMARY

This summary highlights selected information from this Circular to help Securityholders understand the Recapitalization.  Securityholders should read this Circular carefully in its entirety to understand the terms of the Recapitalization as well as tax and other considerations that may be important to them in deciding whether to approve the Recapitalization and certain related matters.  Securityholders should pay special attention to the “Risk Factors” section of this Circular.  The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Circular.  Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary of Terms which begins on page 6.

COMPTON PETROLEUM CORPORATION

Compton is a public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in western Canada.  The Corporation’s strategy is focused on creating value for shareholders by providing investment returns through the effective development and optimization of assets. Operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin.  In this large geographical region, Compton pursues three Deep Basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta.  In addition, the Corporation has an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.  Each of these natural gas plays have multi-zone potential, providing future development and exploration opportunities.  Compton commenced operations in 1993 with $1.0 million of share capital and has since increased its natural gas portfolio, which currently represents approximately 84% of its reserves and production.  Compton’s Common Shares are listed on the TSX under the symbol CMT.

The head and principal office of Compton is located at Suite 500, 850 - 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8.  The registered office of Compton is 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

The following chart shows Compton’s corporate structure, including significant subsidiaries.  Compton’s corporate structure will not be altered as a result of the Recapitalization.

COMPTON PETROLEUM FINANCE CORPORATION

Compton Finance is a wholly owned subsidiary of Compton.  Compton Finance has no independent operations and has no significant liabilities or assets other than its obligations as issuer of the Notes and intercorporate indebtedness.  The registered office of Compton Finance is 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

RECENT DEVELOPMENTS

Since December 2007, Compton has undertaken several processes to enhance shareholder value, including a strategic review prompted by an activist investor which resulted in a sale process being terminated on October 30, 2008.  Given the economic uncertainty at the time, no proposals were deemed to reflect an appropriate value for the Corporation’s assets.  In 2009, Compton modified several aspects of its business, creating a stronger and more stable organization.  With continued low natural gas prices throughout the year, Management focused on a prudent business strategy that included executing a disciplined capital program - living within cash flow - and, providing a minimum 20% rate of return on the capital invested in its assets and increasing operating efficiencies.  The Corporation’s cost structure decreased by 17% on a total dollar basis in 2009 from 2008 through its focus on reducing operating, administrative and interest expenses.  In addition, Compton reduced its debt level by 31% in 2009 from 2008 with the proceeds of an equity issue and an overriding royalty sale in 2009, strengthening its capital structure.

In 2010, Compton maintained its strategy of living within available cash flow, taking a prudent approach in its capital investment decisions and focusing its development strategy to optimize asset value, emphasize cost reduction and carefully manage its capital structure.  The Corporation has focused its field activities on optimizing production from existing wells and drilling processes in order to improve operating efficiencies and well economics, resulting in further improvements from those achieved in 2009.

In early June 2010, Compton entered into purchase and sale agreements relating to certain asset sales, pursuant to which it disposed of a portion of its natural gas assets in the Niton and Gilby areas.  The asset sales closed on June 30, 2010 and July 15, 2010, respectively, and generated aggregate gross proceeds of $150.2 million (before adjustments).  A portion of the asset sale proceeds were applied to temporarily repay all outstanding indebtedness under the Senior Bank Facility, with the remainder being retained pending implementation of the 2010 Recapitalization.

Effective June 25, 2010, Compton’s Common Shares discontinued trading on the New York Stock Exchange.  As financial markets have become significantly more global and liquid, the benefits of a multiple listing have been reduced while substantially adding to Compton’s costs.  As a result, the Board of Directors concluded that it was in the best interests of the Corporation and its Securityholders to delist from the New York Stock Exchange under the circumstances.  In reaching this decision, the Board of Directors assessed the option of a consolidation of Compton’s Common Shares to meet the New York Stock Exchange’s price requirement (that a company’s common stock trade at a minimum average closing price of US$1.00 per share during any consecutive 30-day trading period) and determined that it was not in the best interests of Shareholders to effect a consolidation of the Common Shares.

Effective October 18, 2010, Compton and Compton Finance completed the 2010 Recapitalization Transaction consisting of (i) asset sales for aggregate proceeds of $150.2 million (before adjustments), (ii) an increase in the borrowing limit and an extension in the term of Compton’s Senior Bank Facility and (iii) the exchange of all of Compton Finance’s US$450.0 million 2013 Notes for a combination of the Senior Notes, the Mandatory Convertible Notes and US$184.5 million of cash.  This resulted in an overall reduction of the Corporation’s total debt amount outstanding by approximately 33% to $382.8 million from $568.9 million at December 31, 2010.

Industry Trends

Uncertainty over the global economic recovery, particularly with respect to Europe’s debt crisis and the tightening of credit by China, as well as imbalances between commodity supply and demand has contributed to commodity price declines as compared to historical levels.  Energy Information Administration (“EIA”) statistics show that crude oil markets have recovered, with March 2011 average price West Texas Intermediate (WTI) of US$96.87 increasing by 26% above the 2010 average price of US$76.63.

The natural gas market has lagged the oil price recovery and North American gas storage levels are higher than the five-year average.  Natural gas is a more regional product than oil given the constraints to global transportation.  According to the  2010 EIA International Energy Outlook, demand for natural gas slowed in 2008 as the global economic recession began to affect world energy markets, and in 2009 world consumption of natural gas contracted by an estimated 1.1 percent.  Recently, natural gas markets have returned to 2009 levels, with the March 2011 average Henry Hub price of US$3.97 decreasing by 9% below the 2010 average price of US$4.37 (2009: US$3.94).

Natural gas consumption is expected to expand by an average of 1.8 percent per year from 2007 to 2020. From 2020 to 2035, the growth in consumption of natural gas slows to an average of 0.9 percent per year, as prices rise and increasingly expensive natural gas resources are brought to market. The EIA expects that the Henry Hub natural gas price will average US$4.25 per MMBtu in 2011, a decline of 12 cents from the 2010 average.  In the near term, as world economies begin to recover from the downturn, global demand for natural gas is expected to begin to recover, with natural gas supplies from a variety of sources keeping markets well supplied and prices relatively low.  There is a great deal of uncertainty about the long-term trend in natural gas prices, however, particularly in light of the growing development of shale gas resources.  Although the extent of the world’s tight gas, shale gas, and coalbed methane resource base has not yet been assessed fully, the EIA projects a substantial increase in those supplies of natural gas.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

Since the deterioration of commodity prices, particularly natural gas prices, in the summer of 2008, Compton, along with its Canadian peers, faced a number of challenges including operating in an environment of decreasing profit margins and constrained availability of capital.  In addition, the amount of debt on the Corporation’s balance sheet is higher than its industry peers relative to the current level of cash flow generation.  These circumstances have limited its ability to develop its extensive resource rich asset base.

In March 2009, a review of strategic alternatives was undertaken by Compton’s management and was overseen by the Board of Directors.  BMO Capital Markets was hired to act as financial advisor to Compton at that time.  Compton pursued a number of strategic initiatives to reduce leverage and enhance liquidity including:

•	the adoption of a prudent business strategy with a disciplined capital program, minimum expected return thresholds and improved operating efficiencies;

•	an issuance of equity and warrants for net proceeds of $161.9 million in 2009;

•	the sale of an overriding royalty that provided proceeds of $95.0 million in 2009 and 2010;

•
a series of discussions with a group of Noteholders in 2009 with respect to a transaction to reduce leverage.  Such a transaction could not be negotiated on terms acceptable to the Corporation and the discussions were terminated;

•	asset sales for gross proceeds of approximately $150.2 million (before adjustments); and

•	the 2010 Recapitalization Transaction.

While the debt reductions over the past two years were significant, they did not result in the targeted adjustment in debt ratios due to the continued decline in natural gas prices.  That decline, with its corresponding impact on cash flow, has left the Corporation with insufficient liquidity with which to invest in its asset base so as to maintain or grow its production.  Compton’s efforts to further reduce its debt and normalize its capital structure took on a renewed urgency in early 2011 due to:

•
the prospect that a scheduled reassessment of the Corporation’s borrowing base by the lenders under the Senior Bank Facility as of May 31, 2011, and/or the determination by those lenders as to whether to renew the revolving period under the Senior Bank Facility as of July 1, 2011 could leave the Corporation unable to operate as a going concern; and

•
the maturity of the Mandatory Convertible Notes on September 15, 2011 requiring either a dilutive issuance of Common Shares or significant (and potentially unavailable) cash resources for the retirement of those obligations.

The Corporation engaged CIBC World Markets Inc. as an additional financial advisor in September 2010 to assist with the identification and evaluation of strategic alternatives.  Through 2010 and the first half of 2011, the Corporation, in conjunction with its advisors, has continued to review strategic alternatives with a view to normalizing its capital structure and enhancing liquidity.  Prior to initiating the Recapitalization, the Corporation, with the advice of its advisors, considered a large number of alternatives including asset sales, public equity financings, private financings, corporate sales and debt to equity conversions.  In the course of its deliberations, the Corporation determined that many of the potential alternatives were not available or did not achieve the desired objective of reducing debt while leaving Compton in a position to invest in its asset base and begin anew to build value for its Shareholders and other stakeholders.

The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which Compton could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders.  Normalizing its capital structure and enhancing liquidity will allow the Corporation to have an appropriate debt level, sufficient cash flow to adequately invest in and develop its asset base, and provide accretive growth over a multi-year horizon.

Management and the Board of Directors believe that the Recapitalization is in the best interest of all Securityholders, providing the following key benefits to the Corporation:

•
normalizing the Corporation’s capital structure so as to be competitive with industry peers in the continuing low natural gas price environment by reducing the ratio of debt to trailing four quarter adjusted EBITDA from 4.4 times to 1.6 times (pro forma) at March 31, 2011;

•	improving financial strength and reducing financial risk by:

•	retiring approximately $270.4 million of debt, including the Notes; and

•
reducing drawings on the Senior Bank Facility by the amount of the net proceeds of the Rights Offering (including the exercise of the Backstop Rights), after deducting costs incurred in completing the Recapitalization;

•	positioning the Corporation to more aggressively invest in its substantial asset base by:

•	decreasing annual cash interest expense by approximately $25.5 million, which funds can be reallocated to asset development; and

•	providing the Corporation with the opportunity for accretive growth using internally generated cash flow over a multi-year horizon.

Pending the completion of the Recapitalization, the Corporation has addressed its immediate liquidity concerns by reaching an agreement with the lenders under the Senior Bank Facility under which:

•	the revolving period and maturity under the Senior Bank Facility are extended to September 13 and 14, 2011, respectively;

•	the net borrowing base is set at $130.0 million, with the working capital and production components of the Senior Bank Facility together amounting to that figure;

•
the lenders under the Senior Bank Facility will provide a $20.0 million supplemental facility (priced 300 basis points higher than the pricing under the working capital and production components of the Senior Bank Facility), for total credit capacity under the Senior Bank Facility of $150 million;

•	if the Recapitalization is completed, then:

•	the net borrowing base will be increased to $160.0 million;

•	the supplemental facility will be rolled into the production component of the Senior Bank Facility, and the total credit capacity under the Senior Bank Facility increased to $160.0 million; and

•	the revolving period and maturity under the Senior Bank Facility will be extended to December 29 and 30, 2011, respectively; and

•	if the Recapitalization is not completed, then:

•	the revolving period and maturity under the Senior Bank Facility will not be extended; and

•
the lenders under the Senior Bank Facility will have the immediate right to reassess the borrowing base, which could result in a borrowing base that is lower than the amount outstanding under the Senior Bank Facility and thereby require Compton to repay the amount of the excess within ten business days.

The foregoing agreement with the lenders under the Senior Bank Facility is subject to terms and conditions that are typical of transactions of this nature, including the execution and delivery of formal documentation.  Compton has also paid to the lenders a consent and extension fee in an amount equal to $2.4 million in connection with the foregoing agreement.

If the Recapitalization is not completed, the Corporation would pursue other strategic alternatives in an effort to maintain the viability of the Corporation as a going concern.  In this respect, the Corporation has secured the commitment of the Consenting Noteholders to support an Alternative Recapitalization, should the Corporation determine to pursue such a transaction.  Additionally, if the Mandatory Convertible Notes are not exchanged pursuant to the Note Exchange Transaction, Compton Finance is obligated to effect the exchange of the Mandatory Convertible Notes for Common Shares on September 15, 2011.

See “Risk Factors - Risks Relating to the Non-Implementation of the Recapitalization”.

DESCRIPTION OF THE RECAPITALIZATION

This Circular describes the proposed Recapitalization.  The Recapitalization will be considered by the Noteholders and certain related matters will be considered by the Shareholders at their respective Meetings called for those purposes.  If completed as contemplated, the Recapitalization will effect a number of significant changes to the capital structure of the Corporation, as more particularly described below and elsewhere in this Circular.

See “Description of the Recapitalization”.

Effect of the Recapitalization

Effect on Noteholders

Under the Plan of Arrangement, Noteholders will receive 18,070,949 New Common Shares and 9,225,286 Rights representing 90.5% of the New Common Shares, as applicable, and 70.0% of the Rights (including for this purpose, the Backstop Rights), respectively, in full settlement of the Notes and the Indentures and allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.

Additionally, subject to the performance of their obligations under the Backstop Agreements, the Backstoppers will receive:

•	575,263 New Common Shares allocated in accordance with the Backstop Agreements, and

•	their pro rata share of 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights allocated in accordance with their Backstop Commitment,

representing 2.9% of the New Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

The Backstop Rights and the Rights will each permit the holders thereof to acquire an identical fractional interest in a New Common Share at the Subscription Price.  The consideration payable to Backstoppers as described above will be paid regardless of whether the Rights Offering is otherwise fully subscribed and the Backstop Commitment is not utilized.

Compton has received commitments from the Backstoppers severally to purchase all of the New Common Shares that are not otherwise subscribed for and taken up in the Rights Offering or pursuant to the exercise of the Backstop Rights.

See “Description of the Recapitalization - The Rights Offering”.

Under the terms of the Recapitalization, accrued and unpaid cash-pay interest on the Senior Notes up to but not including the Effective Date shall be paid in cash on the Effective Date and the Principal Claim Amount of such Senior Notes shall be equal to the face value only of such Senior Notes.  Accrued and unpaid non-cash-pay interest on the Mandatory Convertible Notes up to but not including the Effective Date shall, together with the face amount of such Mandatory Convertible Notes, be considered the Principal Claim Amount of such Mandatory Convertible Notes.  Pursuant to the Plan of Arrangement, the New Common Shares and Rights shall be deemed to be received by the Noteholders in full and final settlement of the Notes and the Indentures.

Effect on Shareholders

Under the Recapitalization, Shareholders of record on the Shareholder Distribution Record Date will receive, for each New Common Share held:

•	two (2) Cashless Warrants to acquire New Common Shares issued from treasury; and

•	one (1) Right to acquire 0.48515 New Common Shares issued from treasury.

Description of the Cashless Warrants

The Cashless Warrants shall not be exercisable except that the Cashless Warrants shall be deemed to be exercised and shall be automatically converted to New Common Shares on the basis of one (1) New Common Share for each Cashless Warrant if at any time during the three year term of the Cashless Warrants the applicable Warrant Trigger Price is exceeded.

No consideration will be payable by the holders of Cashless Warrants to acquire the New Common Shares once the Warrant Trigger Price has been reached.  No fractional Cashless Warrants will be issued in connection with the Recapitalization.  If not converted sooner, the Cashless Warrants will expire three years after the Effective Date.

The number of Cashless Warrants issued in connection with the Recapitalization, and the Warrant Trigger Price therefor, will be adjusted proportionately in the event that the Share Consolidation has not occurred.  See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

The rights, privileges, restrictions and conditions to be attached to the Cashless Warrants described above are described under “Description of the Recapitalization - Description of the Cashless Warrants”.

Description of the Rights

Each Right entitles the holder thereof to subscribe for 0.48515 New Common Shares, such that a holder may exercise 2.0612181 Rights to purchase one (1) New Common Share for the Subscription Price prior to the Rights Expiry Time.

A holder of Rights who has exercised in full its Basic Subscription Privilege may subscribe for additional whole New Common Shares, if available, at the Subscription Price. Those additional whole New Common Shares will be allocated from those New Common Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time.  If not exercised, the Rights shall expire no later than 5:00 p.m. (Calgary time) on the 28th calendar day following the Effective Date.  The Rights Offering may not extend beyond the 28th calendar day following the Effective Date without the consent of a majority in Principal Claim Amount of the Initial Consenting Noteholders.

The number of Rights issued in connection with the Recapitalization, and the Subscription Price therefor, will be adjusted proportionately in the event that the Share Consolidation has not occurred.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

No fractional Rights will be issued in connection with the Recapitalization.  The rights, privileges, restrictions and conditions to be attached to the Rights described above are described under “Description of the Recapitalization - Description of the Rights” and “Description of the Recapitalization - The Rights Offering”.

The Rights Offering

The following is qualified in its entirety by the more detailed disclosure contained under the heading “Description of the Recapitalization - The Rights Offering” in the body of this Circular.  The terms and conditions of the Rights and Backstop Rights shall be more particularly described in the Final Prospectus and the exercise and delivery of the Rights and Backstop Rights shall be governed by the terms and conditions set forth therein.

Issuer	Compton.
Distribution of Rights
On or about August 4, 2011, Compton intends to file the Final Prospectus in each of the provinces and territories of Canada and the Registration Statement with the SEC in connection with the distribution of Rights to Shareholders of record on the Shareholder Distribution Record Date and the distribution of Backstop Rights to the Backstoppers.  The Rights and the Backstop Rights will entitle the holders thereof to acquire up to 6,393,991 New Common Shares at the Subscription Price for gross proceeds, assuming the exercise of all Rights and Backstop Rights, of $50,001,010.

Each Shareholder of record on the Shareholder Distribution Record Date will receive one (1) Right for each New Common Share held and Noteholders will receive 9,225,286 Rights, allocated pro rata based on each Noteholder’s Principal Claim Amount.

Basic Subscription Privilege
Each Right will entitle the holder thereof to purchase 0.48515 New Common Shares such that a holder may exercise 2.0612181 Rights to purchase one (1) New Common Share for the Subscription Price, provided that the Subscription Price shall be reduced if the Strip Price is lower than certain thresholds for the three consecutive Business Days ending on the seventh Business Day before the Shareholder Distribution Record Date.

If not exercised, the Rights shall expire at the Rights Expiry Time.  The Rights Offering may not extend beyond the Rights Expiry Time without the consent of a majority in Principal Claim Amount of the Initial Consenting Noteholders.

Mailing of the certificates representing the Rights to Securityholders is expected to commence on or about August 18, 2011.

Additional Subscription Privilege
A holder of Rights who has exercised in full its Basic Subscription Privilege may subscribe for additional whole New Common Shares, if available, at the Subscription Price. Those additional whole New Common Shares will be allocated from those New Common Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time.

Backstop
The Backstoppers have entered into the Backstop Agreements pursuant to which the Backstoppers have agreed to purchase all of the New Common Shares which remain unsubscribed for by the holders of the Rights at the expiry of the Rights Offering and all of the New Common Shares that are issuable pursuant to unexercised Backstop Rights.

Compton may, at its option, on or prior to July 18, 2011, assign up to approximately $18.8 million of the aggregate Backstop Commitment in respect of the Rights Offering to the Additional Backstoppers.
Subject to the performance of their obligations under the Backstop Agreements, the Backstoppers will receive:

•  575,263 New Common Shares allocated in accordance with the Backstop Agreements, and

•  their pro rata share of 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights allocated in accordance with their Backstop Commitment,

representing 2.9% of the New Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

The Backstop Rights and the Rights will each permit the holders thereof to acquire an identical fractional interest in a New Common Share at the Subscription Price.  However, in order to exercise Backstop Rights, an Initial Backstopper must provide Compton written notice of its intention to exercise its Backstop Rights at least 24 hours prior to the closing time of the Rights Offering.

Compton has received commitments from the Backstoppers severally to purchase all of the New Common Shares that are not otherwise subscribed for and taken up in the Rights Offering or pursuant to the exercise of the Backstop Rights. The consideration payable to the Backstoppers as described above will be paid regardless of whether the Rights Offering is otherwise fully subscribed and the Backstop Commitment is not utilized.

See “Description of the Recapitalization - The Rights Offering”.

The number of Rights issued in connection with the Recapitalization, and the Subscription Price therefor, will be adjusted proportionately in the event that the Share Consolidation has not occurred.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

The Share Consolidation

The Shareholders will be asked to approve the Consolidation Resolution authorizing the Board of Directors of Compton, at its discretion, to give effect to the Share Consolidation of the issued and outstanding Common Shares on the basis of one (1) New Common Share for every 200 Common Shares.  Based on 263,666,246 Common Shares issued and outstanding on June 24, 2011, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 1,318,331 New Common Shares (prior to the completion of the Note Exchange Transaction and the Rights Offering).

The Share Consolidation will cause no change in the stated capital attributable to the common shares of Compton.  The Share Consolidation will not materially affect the percentage ownership in Compton by the Shareholders even though such ownership would be represented by a lesser number of New Common Shares on a post-Share Consolidation basis.  The Share Consolidation would merely proportionately reduce the number of shares held.

The Share Consolidation is being proposed to, among other things, make the New Common Shares more attractive to investors.  However, no assurances can be given as to the effect of the Share Consolidation on the market price of the New Common Shares.  Specifically, no assurance can be given that if the Share Consolidation is effected, the market price of the New Common Shares will increase by the same multiple as the Share Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Compton.  The Consolidation Resolution also permits Compton’s Board of Directors to determine, in its discretion, to decide not to implement the Share Consolidation without seeking further Shareholder approval.

See “Description of the Recapitalization - The Share Consolidation”.

Failure to Implement the Share Consolidation

The implementation of the Recapitalization is not subject to the approval of the Share Consolidation by the Shareholders.  If the Share Consolidation is not implemented, the number of Common Shares, Cashless Warrants, Rights and Backstop Rights issued in connection with the Recapitalization, and the applicable Warrant Trigger Price or Subscription Price, as applicable, will be adjusted proportionately as outlined below.  This will not materially affect the proportions of Common Shares, Cashless Warrants, Rights and Backstop Rights distributed to the Noteholders, Shareholders and the Backstoppers, as applicable, even though such proportions would be represented by a larger number of Common Shares, Cashless Warrants, Rights and Backstop Rights.  Failure to implement the Share Consolidation would merely proportionally increase the number of Common Shares, Cashless Warrants, Rights and Backstop Rights to be distributed to the Noteholders, Shareholders and the Backstoppers, as applicable, under the Recapitalization by a factor of 200.

Effect on Noteholders

If the Share Consolidation is not implemented, under the Plan of Arrangement Noteholders will receive 3,614,189,800 Common Shares and 1,845,057,200 Rights representing 90.5% of the Common Shares and 70.0% of the Rights (including for this purpose, the Backstop Rights), respectively, in full settlement of the Notes and the Indentures and allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.  Additionally, Noteholders who agree to backstop the Rights Offering will also receive 115,052,600 Common Shares, 210,863,600 Cashless Warrants and 527,159,200 Backstop Rights, representing 2.9% of the Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

Effect on Shareholders

If the Share Consolidation is not implemented, under the Recapitalization Shareholders of record on the Shareholder Distribution Record Date will receive 527,332,400 Cashless Warrants and 263,666,200 Rights representing 71.4% of the Cashless Warrants and 10.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

Effect on the Cashless Warrants

If the Share Consolidation is not implemented, Compton shall issue an aggregate of up to 738,196,000 Cashless Warrants and each Shareholder of record on the Shareholder Distribution Record Date shall receive two Cashless Warrants for each Common Share held by such Shareholder.  The Cashless Warrants shall not be exercisable except that the Cashless Warrants shall be deemed to be exercised and shall be automatically converted to Common Shares on the basis of one (1) Common Share for each Cashless Warrant if at any time during the three year term of the Cashless Warrants the applicable Warrant Trigger Price is exceeded.

Effect on the Rights and the Backstop Rights

If the Share Consolidation is not implemented, Compton shall issue up to an aggregate of 2,635,882,600 Rights (including for this purpose, the Backstop Rights) and each Shareholder of record on the Shareholder Distribution Record Date will receive one (1) Right for each Common Share held and each Noteholder will receive its pro rata share of 1,845,057,200 Rights, allocated in accordance with each Noteholder’s Principal Claim Amount and each Backstopper will receive its pro rata share of 527,159,200 Backstop Rights, allocated in accordance with each Backstopper’s Backstop Commitment.  Each Right will entitle the holder thereof to subscribe for 0.48515 Common Shares, such that a holder may exercise 2.0612181 Rights to purchase one (1) Common Share for the Subscription Price prior to the Rights Expiry Time.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

STATED CAPITAL REDUCTION

The Shareholders will be asked to approve the Stated Capital Reduction Resolution to effectively reduce the accumulated deficit of Compton by an aggregate of approximately $472.1 million.  In connection with the Recapitalization and in accordance with IFRS, Compton will measure the fair value of its assets and liabilities at the Effective Date.  At the Effective Date management expects that the fair value of Compton’s assets will not exceed the sum of its liabilities and stated capital, resulting in a deficit reflected in the Shareholders Equity similar to that reflected in the Unaudited Consolidated Pro Forma Balance Sheet included on page 45 hereof.  In order to meaningfully reflect the future financial results of Compton following the Recapitalization, it is proposed that the stated capital account for the New Common Shares (or Common Shares if the Share Consolidation has not occurred) be reduced by the amount that is equal to the amount of the deficit of Compton on the Effective Date, which is anticipated to be approximately $472.1 million. The effect of doing so is that the value of the assets of Compton indicated on its balance sheet will then exceed the aggregate of its liabilities and stated capital and the deficit of Compton will be eliminated.

The implementation of the Recapitalization is not subject to the approval of the Stated Capital Reduction by the Shareholders.

See “Description of the Recapitalization - Stated Capital Reduction”.

SUPPORT AGREEMENTS

Noteholders holding approximately 58% of the aggregate Principal Claim Amount have entered into Support Agreements in which they have agreed to support the Recapitalization and will vote their Notes and Common Shares (if any) in favour of the various resolutions required to implement the Recapitalization at the Noteholders’ Meeting and the Shareholders’ Meeting, respectively.

For a summary of the terms of the Support Agreements, see “Support Agreements”.

THE MEETINGS

Pursuant to the Interim Order, Compton Finance has called the Noteholders’ Meeting to consider and, if deemed advisable, to pass the Noteholders’ Arrangement Resolution and pursuant to the ABCA, Compton has called the Shareholders’ Meeting to consider and, if deemed advisable, to pass the Recapitalization Resolutions approving various aspects of the Recapitalization.  The Meetings will be held at the following place, dates and times:

Meeting	Time and Date	Place
Noteholders’ Meeting	9:00 a.m. (Calgary time), July 25, 2011	4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada

Shareholders’ Meeting	10:00 a.m. (Calgary time), July 25, 2011	ENMAX Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the Noteholders’ Meeting.

Pursuant to Compton’s by-laws the quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 5% of the total number of outstanding shares of Compton having voting rights at such meeting.

Procedures for Voting at the Meetings

Those persons who are Registered Noteholders on the Noteholder Voting Record Date are entitled to attend and vote at the Noteholders’ Meeting or to submit a proxy in respect thereof.  Those persons who are Registered Shareholders on the Shareholder Voting Record Date are entitled to attend and vote at the Shareholders’ Meeting or to submit a proxy in respect thereof.

Non-Registered Holders who hold their Notes and/or Common Shares in the name of an intermediary or in the name of a depositary such as DTC or CDS will receive either a voting instruction form or, less frequently, a form of proxy.  The Non-Registered Holder must complete and sign the voting information form and return it in accordance with the directions set out on such form.  If a Non-Registered Holder desires to attend a Meeting in person, it must follow the procedures set out in “Information Concerning the Meetings - Non-Registered Holders”.

Noteholders who have questions or require further information on how to submit their vote at the Noteholder Meeting are encouraged to speak with their brokers and intermediaries, or to contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.  Shareholders who have questions or require further information on how to submit their vote at the Shareholder meeting are encouraged to speak with their brokers and intermediaries, or to contact Computershare Investor Services Inc. toll-free at (800) 564-6253.

Securityholder Approvals

The Interim Order specifies that all Noteholders as of the Noteholder Voting Record Date shall vote as one class for the purposes of voting on the Noteholders’ Arrangement Resolution.  The Interim Order also provides that, subject to any further order of the Court, in order for the Noteholders’ Arrangement Resolution to be passed by the Noteholders (the full text of which is set out in Appendix A to this Circular) at the Noteholders’ Meeting not less than 66⅔% of the votes cast at the Noteholders’ Meeting, on the basis of one (1) vote for each US$1.00 of Principal Claim Amount of Notes must be cast in favour of the Noteholders’ Arrangement Resolution.

Pursuant to the ABCA, in order for the Consolidation Resolution and the Stated Capital Reduction Resolution to be passed by the Shareholders (the full text of each of which is set out in Appendix B to this Circular) at the Shareholders’ Meeting, not less than 66⅔% of the votes cast at the Shareholders’ Meeting, on the basis of one (1) vote for each Common Share held must be cast in favour of the Consolidation Resolution and the Stated Capital Reduction Resolution, as applicable.  Under the rules and policies of the TSX, in order for the Shareholders’ Recapitalization Resolution (the full text of which is set out in Appendix B to this Circular) to be passed, more than 50% of the votes cast at the Shareholders’ Meeting by disinterested Shareholders, on the basis of one vote for each Common Share held must be cast in favour of the Shareholders’ Recapitalization Resolution.  For this purpose, “disinterested Shareholders” are the Shareholders other than the Backstoppers.  The votes attached to the Common Shares that the Backstoppers own or exercise voting control over will therefore be excluded for the purposes of determining whether the Shareholders' Recapitalization Resolution has received the requisite approval at the Shareholders’ Meeting.  To the best of Compton’s knowledge, as at June 24, 2011 the Backstoppers collectively own or exercise voting control over 11,747,000 Common Shares.

Court Approval of Plan of Arrangement

The implementation of the Plan of Arrangement is subject to, among other things, approval of the Court. Prior to the mailing of this Circular, Compton and Compton Finance filed an Originating Application for approval of the Arrangement and obtained the Interim Order.

Following the Meetings, Compton and Compton Finance intend to apply for the Final Order.  A copy of the Originating Application for the Final Order is attached as part of Appendix C to this Circular.  The hearing in respect of the Final Order is scheduled to take place on July 25, 2011 at 3:00 p.m. (Calgary time) at the Courthouse, at Calgary Courts Centre.  At the hearing, any Noteholder, securityholder of Compton or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for Compton and Compton Finance a Notice of Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise.  At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Noteholders’ Arrangement Resolution by the Noteholders at the Noteholders’ Meeting.

The Board has received the CBCA Opinion and such opinion is attached as Appendix F to this Circular.

CONDITIONS TO THE RECAPITALIZATION BECOMING EFFECTIVE

The conditions to the Recapitalization being effective include the following:

(a)
the Noteholders’ Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b)	the Shareholders’ Recapitalization Resolution shall have been approved by the requisite number of votes cast by the Shareholders in accordance with any applicable regulatory requirements;

(c)
the Final Order shall have been granted in form and substance satisfactory to Compton and Compton Finance, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Compton and Compton Finance acting reasonably, on appeal or otherwise;

(d)
all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to Compton and Compton Finance acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(e)
the Plan of Arrangement, the Final Order and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(f)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(g)	each of Compton and Compton Finance shall have taken all necessary or advisable corporate actions and proceedings in connection with the Recapitalization and the Plan of Arrangement;

(h)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of either of Compton or Compton Finance shall have become effective or threatened;

(i)	the Director shall have issued the Certificate on or prior to the Outside Date;

(j)	there shall have been no action taken under any applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(k)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained.

In addition, pursuant to the term sheet attached to the Support Agreement, the support of the Recapitalization by the Consenting Noteholders is conditional on, among other things, there having been no material adverse change in Compton’s business operations from the effective date of the Support Agreement.  See “Support Agreements” for a complete description of the conditions to the Consenting Noteholders’ support of the Recapitalization.

See also “Description of the Recapitalization - Conditions to the Recapitalization Becoming Effective”.

FAIRNESS OPINION

In connection with the Recapitalization, the Board of Directors received a written opinion from Compton’s financial advisor, BMO Capital Markets.  The Fairness Opinion states that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Recapitalization is fair, from a financial point of view, to Compton.

The Fairness Opinion is subject to various assumptions and limitations and is based upon the scope of review described in the Fairness Opinion. In addition, the basis of how fairness was determined for the purpose of the Fairness Opinion is summarized in the Fairness Opinion. The Fairness Opinion is expressly limited to these matters and, for greater certainty, BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Shareholders and Noteholders; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Shareholders and the Noteholders; (iii) a formal valuation or appraisal of Compton or any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Compton, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any Noteholders as to whether or not their Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to participate or not participate in the Rights Offering; or (vii) a recommendation to any Shareholder as to whether or not their Common Shares should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against certain steps necessary to implement the Recapitalization or to participate or not participate in the Rights Offering; and the Fairness Opinion should not be construed as such.

The full text of the Fairness Opinion is attached as Appendix E to this Circular and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by BMO Capital Markets in providing its opinion.

See “Description of the Recapitalization - Fairness Opinion”.

RECOMMENDATION OF THE BOARDS OF DIRECTORS

After careful consideration of, among other things, the Fairness Opinion, and upon consultation with their financial advisors and outside legal counsel, the boards of directors of Compton and Compton Finance have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals.  The boards of directors also considered various factors discussed in the foregoing section entitled “Background To and Reasons For the Recapitalization”, including challenges in servicing and repaying the existing debt and the necessity to rationalize the capital structure to be able to raise additional funds to maintain its business.  Further, the boards of directors took note of the fact that they had received the Initial Support Agreement from the Initial Consenting Noteholders holding approximately 30% of the Principal Claim Amount as of the date of their deliberations. The boards of directors unanimously recommend that the Securityholders vote in favour of the Consolidation Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Recapitalization Resolution and the Noteholders’ Arrangement Resolution, as applicable, at the Meetings.

See “Description of the Recapitalization - Recommendation of the Boards of Directors”.

INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

For a detailed description of the Canadian income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations”.

United States Income Tax Considerations

For a detailed description of the United States federal income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations - Certain United States Federal Income Tax Considerations”.

RISK FACTORS

Securityholders should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Recapitalization and the business of Compton described under “Risk Factors”.

           INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Compton and Compton Finance and their respective boards of directors.  No person has been authorized to give any information or to make any representations in connection with the Recapitalization other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

The Noteholders’ Meeting will be held at 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, Canada, at 9:00 a.m. (Calgary time) on July 25, 2011 as set forth in the Noteholders’ Notice.  The Shareholders’ Meeting will be held in the ENMAX Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada, at 10:00 a.m. (Calgary time) on July 25, 2011, as set forth in the Shareholders’ Notice.

Solicitation of Proxies

The management and boards of directors of Compton and Compton Finance are soliciting proxies for use at the Meetings and have designated the individuals named on the enclosed forms of proxy as persons whom Securityholders may appoint as their proxyholders.  If a Securityholder wishes to appoint an individual not named on the enclosed form of proxy to represent him or her at a Meeting such Securityholder is entitled to attend, the Securityholder may do so either (i) by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or (ii) by completing another valid form of proxy.  A proxyholder need not be a Securityholder.  If the Securityholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Compton is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Compton.  In addition, Compton has retained Mackenzie Partners, Inc. to act as information agent for the Meetings for a fee of between $30,000 and $45,000, depending upon the scope of required services.

Compton has requested brokers and nominees who hold Common Shares or Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Common Shares and Notes and to request authority to deliver a proxy.

Whether or not Noteholders are able to be present at the Noteholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods.  In order to be effective, proxies must be received by Mackenzie Partners, Inc. prior to 5:00 p.m. (New York time) on July 21, 2011 (or, in the event that the Noteholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (New York time) on the business day prior to the date fixed for the adjourned or postponed Noteholders’ Meeting) at one of the following addresses:

NOTEHOLDER PROXIES

By Mail:	By Overnight Courier:	By Hand:
Proxy Tabulation Madison Square Station PO Box 865 New York, NY 10160-1051	105 Madison Avenue New York, New York 10016 Attention: Glen Linde	105 Madison Avenue New York, New York 10016 Attention: Glen Linde

If Noteholders have any questions about obtaining and completing proxies, they should contact Mackenzie Partners, Inc. at (212) 929-5500 (collect) or toll-free at (800) 322-2885 or email at tenderoffer@mackenziepartners.com.

Whether or not Shareholders are able to be present at the Shareholders’ Meeting, you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods.  In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 5:00 p.m. (Calgary time) on July 21, 2011 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 5:00 p.m. (Calgary time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at one of the following addresses:

SHAREHOLDER PROXIES

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

If Shareholders have any questions about obtaining and completing proxies, they should contact Computershare Investor Services Inc. toll-free at (800) 564-6253.

Entitlement to Vote and Attend

Those persons who are Registered Noteholders on the Noteholder Voting Record Date are entitled to attend and vote at the Noteholders’ Meeting.  Noteholders will be entitled to one (1) vote for each US$1.00 of Principal Claim Amount.

Those persons who are Registered Shareholders on the Shareholder Voting Record Date are entitled to attend and vote at the Shareholders’ Meeting.  Shareholders will be entitled to one (1) vote for each Common Share held.

Revocation of Proxies

Any Securityholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Securityholder or by an attorney authorized in writing, or, if the Securityholder is a corporation, by a duly authorized officer or properly appointed attorney thereof, (i) at Compton’s principal executive office located at Suite 500, Bankers Court, 850 - 2nd Street S.W., Calgary, Alberta T2P 0R8, at any time up to and including the last Business Day preceding the Meeting or (ii) in the case of Noteholders, with Mackenzie Partners, Inc. and, in the case of Shareholders, with Computershare Investor Services Inc., or (iii) with the Secretary of the Meeting on the day of such Meeting; or (b) in any other manner permitted by law.

Voting of Proxies

On any matter, the individuals named as proxyholders in the enclosed forms of proxy will vote the securities represented by a proxy in accordance with the instructions of the Securityholder who appointed them.  If there are no instructions or the instructions are not certain on any poll, the individuals named as proxyholders will vote the Common Shares or Notes, as applicable, IN FAVOUR of each resolution. The enclosed forms of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notices of Meeting and on any other matter that may properly be brought before the relevant Meetings. At the date hereof, neither the boards of directors, nor the management of Compton and Compton Finance is aware of any variation, amendment or other matter to be presented for a vote at either Meeting.

Non-Registered Holders

Only registered holders of Common Shares on the Shareholder Voting Record Date and Notes on the Noteholder Voting Record Date, or the persons they appoint as their proxies, are permitted to attend and vote at the Noteholders’ Meeting and Shareholders’ Meeting, respectively.  However, in many cases, Common Shares and Notes beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

•
in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares or Notes, as applicable.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as DTC or CDS.

In accordance with Canadian securities law, Compton and Compton Finance have distributed copies of the notice of meeting, this management proxy circular and the forms of proxy (collectively, the “Meeting Materials”) to DTC, CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares or Notes they beneficially own.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form.  If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided for purposes of attending and voting at the meeting in person and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares or Notes beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Transfer Agent in accordance with the directions on the proxy.  If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

Quorum and Voting Requirements

Noteholders’ Meeting

As at August 15, 2011, it is anticipated that the aggregate principal amounts and accrued interest of Notes outstanding will be as follows:

Notes	Outstanding Principal Amount and Accrued Interest
Mandatory Convertible Notes	US$48,789,066
Senior Notes	US$193,499,645

Subject to any further order of the Court, pursuant to the Interim Order, each Note carries one (1) vote for each US$1.00 of Principal Claim Amount.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy of two or more persons entitled to vote at the Noteholders’ Meeting, is necessary for a quorum at the Noteholders’ Meeting.

Subject to any further order of the Court, the Noteholders’ Arrangement Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes cast by Noteholders present in person or by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution.  See “Support Agreements”.

Shareholders’ Meeting

On June 24, 2011, 263,666,246 Common Shares were outstanding, each carrying the right to one (1) vote.

To the knowledge of the directors and executive officers of Compton, no person or company beneficially owns, directly or indirectly, or controls or directs 10% or more of the voting rights attached to all Common Shares of Compton.

Pursuant to Compton’s by-laws, the quorum for the Shareholders’ Meeting is the presence of two or more persons present in person, each being a shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than 5% of the total number of outstanding shares of Compton having voting rights at such meeting.

Pursuant to the ABCA, each of the Consolidation Resolution and Stated Capital Reduction Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast by Shareholders present in person or voting by proxy at the Shareholders’ Meeting and entitled to vote on each resolution.  The vote required to pass the Shareholders’ Recapitalization Resolution is the affirmative vote of more than 50% of the votes cast by disinterested Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the resolution.

Approval of the Shareholders’ Recapitalization Resolution is not required by the CBCA or the ABCA.  However, under the rules and policies of the TSX, shareholder approval is required in respect of transactions involving the issuance of equity securities that materially affect control of an issuer listed on the TSX or that result in dilution of the securities listed on the TSX in excess of 25%.  The TSX may also require on a discretionary basis that transactions meeting the foregoing requirements be approved by a vote of disinterested shareholders.

The Recapitalization involves the issuance of (i) up to 18,070,949 New Common Shares and 9,225,286 Rights (up to 3,614,189,800 Common Shares and 1,845,057,200 Rights if the Share Consolidation is not approved) to the Noteholders as contemplated by the Arrangement and (ii) up to 575,263 New Common Shares, 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights (115,052,600 Common Shares, 210,863,600 Cashless Warrants and 527,159,200 Backstop Rights if the Share Consolidation is not approved) to Backstoppers.  As a result, the Note Exchange Transaction and the issuance of New Common Shares, Cashless Warrants and Rights to the Backstoppers would, under the rules and policies of the TSX, materially affect control of Compton and result in the dilution of the New Common Shares in excess of 25%.

The TSX therefore requires that the Shareholders’ Recapitalization Resolution be approved by the disinterested Shareholders of Compton.  For this purpose, “disinterested Shareholders” are the Shareholders other than the Backstoppers.  The votes attached to the Common Shares that the Backstoppers own or exercise voting control over will therefore be excluded for the purposes of determining whether the Shareholders' Recapitalization Resolution has received the requisite approval at the Shareholders’ Meeting.  To the best of Compton’s knowledge, as at June 24, 2011 the Backstoppers collectively own or exercise voting control over 11,747,000 Common Shares.

Interest of Management and Others

Management is unaware of any material interest, direct or indirect, of any “informed person” (as defined in NI 51-102), any associate or affiliate of any such informed person, or of Compton in any transaction since the beginning of the last completed financial year of Compton or in any proposed transaction or in connection with the Recapitalization that has materially affected or will materially affect Compton or any of its affiliates.  Except as otherwise described in this Circular, there are no agreements or arrangements between Compton and any director, officer or employee of Compton and its subsidiaries in respect of the Recapitalization.

           BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION

Since the deterioration of commodity prices, particularly natural gas prices, in the summer of 2008, Compton, along with its Canadian peers, faced a number of challenges including operating in an environment of decreasing profit margins and constrained availability of capital.  In addition, the amount of debt on the Corporation’s balance sheet is higher than its industry peers relative to the current level of cash flow generation.  These circumstances have limited its ability to develop its extensive resource rich asset base.

In March 2009, a review of strategic alternatives was undertaken by Compton’s management and was overseen by the Board of Directors.  BMO Capital Markets was hired to act as financial advisor to Compton at that time.  Compton pursued a number of strategic initiatives to reduce leverage and enhance liquidity including:

•	the adoption of a prudent business strategy with a disciplined capital program, minimum expected return thresholds and improved operating efficiencies;

•	an issuance of equity and warrants for net proceeds of $161.9 million in 2009;

•	the sale of an overriding royalty that provided proceeds of $95.0 million in 2009 and 2010;

•
a series of discussions with a group of Noteholders in 2009 with respect to a transaction to reduce leverage.  Such a transaction could not be negotiated on terms acceptable to the Corporation and the discussions were terminated;

•	asset sales for gross proceeds of approximately $150.2 million (before adjustments); and

•	the 2010 Recapitalization Transaction.

While the debt reductions over the past two years were significant, they did not result in the targeted adjustment in debt ratios due to the continued decline in natural gas prices.  That decline, with its corresponding impact on cash flow, has left the Corporation with insufficient liquidity with which to invest in its asset base so as to maintain or grow its production.  Compton’s efforts to further reduce its debt and normalize its capital structure took on a renewed urgency in early 2011 due to:

•
the prospect that a scheduled reassessment of the Corporation’s borrowing base by the lenders under the Senior Bank Facility as of May 31, 2011, and/or the determination by those lenders as to whether to renew the revolving period under the Senior Bank Facility as of July 1, 2011 could leave the Corporation unable to operate as a going concern; and

•
the maturity of the Mandatory Convertible Notes on September 15, 2011 requiring either a dilutive issuance of Common Shares or significant (and potentially unavailable) cash resources for the retirement of those obligations.

Compton engaged CIBC World Markets Inc. as an additional financial advisor in September 2010 to assist with the identification and evaluation of strategic alternatives.  Through 2010 and the first half of 2011, the Corporation, in conjunction with its advisors, has continued to review strategic alternatives with a view to normalizing its capital structure and enhancing liquidity.  Prior to initiating the Recapitalization, the Corporation, with the advice of its advisors, considered a large number of alternatives including asset sales, public equity financings, private financings, corporate sales and debt to equity conversions.  In the course of its deliberations, the Corporation determined that many of the potential alternatives were not available or did not achieve the desired objective of reducing debt while leaving Compton in a position to invest in its asset base and begin anew to build value for its Shareholders and other stakeholders.

The Recapitalization transaction evolved from discussions with a variety of stakeholders as a means by which Compton could normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all stakeholders.  Normalizing its capital structure and enhancing liquidity will allow the Corporation to have an appropriate debt level, sufficient cash flow to adequately invest in and develop its asset base, and provide accretive growth over a multi-year horizon.

Management and the Board of Directors believe that the Recapitalization is in the best interest of all Securityholders, providing the following key benefits to the Corporation:

•
normalizing the Corporation’s capital structure so as to be competitive with industry peers in the continuing low natural gas price environment by reducing the ratio of debt to trailing four quarter adjusted EBITDA from 4.4 times to 1.6 times (pro forma) at March 31, 2011;

•	improving financial strength and reducing financial risk by:

•	retiring approximately $270.4 million of debt, including the Notes; and

•
reducing drawings on the Senior Bank Facility by the amount of the net proceeds of the Rights Offering (including the exercise of the Backstop Rights), after deducting costs incurred in completing the Recapitalization;

•	positioning the Corporation to more aggressively invest in its substantial asset base by:

•	decreasing annual cash interest expense by approximately $25.5 million, which funds can be reallocated to asset development; and

•	providing the Corporation with the opportunity for accretive growth using internally generated cash flow over a multi-year horizon.

Pending the completion of the Recapitalization, the Corporation has addressed its immediate liquidity concerns by reaching an agreement with the lenders under the Senior Bank Facility under which:

•	the revolving period and maturity under the Senior Bank Facility are extended to September 13 and 14, 2011, respectively;

•	the net borrowing base is set at $130.0 million, with the working capital and production components of the Senior Bank Facility together amounting to that figure;

•
the lenders under the Senior Bank Facility will provide a $20.0 million supplemental facility (priced 300 basis points higher than the pricing under the working capital and production components of the Senior Bank Facility), for total credit capacity under the Senior Bank Facility of $150 million;

•	if the Recapitalization is completed, then:

•	the net borrowing base will be increased to $160.0 million;

•	the supplemental facility will be rolled into the production component of the Senior Bank Facility, and the total credit capacity under the Senior Bank Facility increased to $160.0 million; and

•	the revolving period and maturity under the Senior Bank Facility will be extended to December 29 and 30, 2011, respectively; and

•	if the Recapitalization is not completed, then:

•	the revolving period and maturity under the Senior Bank Facility will not be extended; and

•
the lenders under the Senior Bank Facility will have the immediate right to reassess the borrowing base, which could result in a borrowing base that is lower than the amount outstanding under the Senior Bank Facility and thereby require Compton to repay the amount of the excess within ten business days.

The foregoing agreement with the lenders under the Senior Bank Facility is subject to terms and conditions that are typical of transactions of this nature, including the execution and delivery of formal documentation.  Compton has also paid to the lenders a consent and extension fee in an amount equal to $2.4 million in connection with the foregoing agreement.

If the Recapitalization is not completed, the Corporation would pursue other strategic alternatives in an effort to maintain the viability of the Corporation as a going concern.  In this respect, the Corporation has secured the commitment of the Consenting Noteholders to support an Alternative Recapitalization, should the Corporation determine to pursue such a transaction.  Additionally, if the Mandatory Convertible Notes are not exchanged pursuant to the Note Exchange Transaction, Compton Finance is obligated to effect the exchange of the Mandatory Convertible Notes for Common Shares on September 15, 2011.

See “Risk Factors - Risks Relating to the Non-Implementation of the Recapitalization”.

           IMPACT OF THE RECAPITALIZATION

The Recapitalization is expected to substantially improve the capital structure of Compton by reducing the amount of outstanding net debt by approximately $270.4 million on a consolidated basis.  With a normalized capital structure, Compton will benefit from a reduction in the annual interest cost of approximately $25.5 million.  Management of Compton believes that the Recapitalization will enable Compton to continue to pursue its business plan.

The following table shows the effect of the Recapitalization on Compton’s consolidated capital structure:

	March 31, 2011		Pro Forma(1)(2) After Recapitalization
	($ in millions, except ratios and percentages)
Total net debt, including current portion(3)	419.6		155.3
Shareholders’ equity	190.2		302.0
Total capitalization	609.8		457.3

Ratios
Net debt/Equity	2.2	x	0.5	x
Net debt as a percentage of total capitalization	68.8%		34.0%
Notes:
(1)	See “Pro Forma Consolidated Financial Information - Pro Forma Consolidated Balance Sheet”.

(2)	The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars at the March 31, 2011 closing rate of US$1.00 = Cdn $0.9718.

(3)	Includes current liabilities, the Notes and MPP term financing, less current assets and the impacts of risk management activities on current assets and liablities.

           SUPPORT AGREEMENTS

Noteholders holding approximately 58% of the Principal Claim Amount have signed the Support Agreements thereby agreeing to support the Recapitalization and vote their Notes and Common Shares (if any) in favour of the Recapitalization at the Noteholders’ Meeting and the Shareholders’ Meeting, respectively.  Compton intends to continue to solicit support for the Recapitalization.

Each Consenting Noteholder has entered into a Support Agreement pursuant to which, among other things, each such Consenting Noteholder committed that:

•
such Consenting Noteholder will vote (or cause to be voted) all of its Notes and Common Shares, and any Notes and Common Shares acquired after the execution of the Support Agreement, in favour of the Recapitalization and the Plan of Arrangement;

•	such Consenting Noteholder will not solicit, directly or indirectly, any alternative transaction to the Plan of Arrangement and the Rights Offering; and

•
in the event that Compton pursues an Alternative Recapitalization structure instead of or in conjunction with the Note Exchange Transaction, subject to certain conditions, such Consenting Noteholder will support such Alternative Recapitalization in the same manner and to the same extent as they have agreed to support the Plan of Arrangement under the terms of the Support Agreement.

The Initial Support Agreement provides that Compton and Compton Finance shall not (a) solicit any inquiries or proposals regarding any transaction that is an alternative to the Recapitalization (an “Other Transaction”); provided that an Other Transaction shall not include any acquisition by a third party of Common Shares such that the “change of control offer” provisions of the Indentures would be engaged and such third party has undertaken to cause Compton to make the change of control offer as and when required, (b) participate in any substantive discussions or negotiations with any Person (other than the Initial Consenting Noteholders and their advisors) regarding any Other Transaction; (c) accept, approve, endorse or recommend or propose publicly to accept, approve, endorse or recommend any Other Transaction; or (d) enter into, or publicly propose to enter into, any agreement in respect of any Other Transaction; provided, however, that Compton’s Board of Directors retains the right to support an Other Transaction if, after receiving advice from its advisors, Compton’s Board of Directors determines: (i) such Other Transaction, if implemented, would be more favourable to Compton, Compton Finance and the Noteholders (in their capacity as Noteholders), or (ii) such Other Transaction would result in the payment of all of the Notes in full in cash.

The Initial Support Agreement provides that the Recapitalization shall be subject to the reasonable satisfaction of the following conditions prior to or at the Effective Date:

•
there shall not have occurred any previously undisclosed material adverse change in the Corporation’s business operations (a “Material Adverse Change”); for greater certainty, any change in the Corporation’s business operations resulting from or arising in connection with any of the following does not constitute a Material Adverse Change: (a) any change in generally accepted accounting principles as applied in Canada; (b) any change in commodity prices; (c) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any governmental authority; (d) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (e) any natural disaster; (f) any change in the market price or trading volume of any securities of Compton or Compton Finance; (g) the execution, announcement or performance of the Initial Support Agreement, the Arrangement or any other related agreement and the completion of the transactions contemplated thereby; (h) the failure, in and of itself, of Compton or Compton Finance to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (i) any action taken by Compton or Compton Finance which is contemplated in the term sheet appended to the Initial Support Agreement;

•
the amended articles, amended by-laws and other constating documents of Compton, Compton Finance and any affiliated or related entities formed in connection with the Recapitalization, as applicable, and all definitive legal documentation in connection with all of the foregoing shall be in form and substance satisfactory to the Initial Consenting Noteholders, acting reasonably;

•
the structure of the Recapitalization, the identity and structure of any successor or parent of Compton or Compton Finance formed in connection with the Recapitalization and the steps required to complete the Recapitalization shall be in form and in substance satisfactory to the Initial Consenting Noteholders, acting reasonably;

•
there shall not exist or have occurred, after giving effect to the Recapitalization any material default or event of default under any other material contract (other than those defaults or events of default that are remedied or waived as part of the Recapitalization Proceedings);

•
in the event that the Recapitalization proceeds by way of an Alternative Recapitalization, all of the following shall be in form and in substance satisfactory to the Initial Consenting Noteholders, acting reasonably: (i) all materials filed by Compton and Compton Finance with the Court or any court of competent jurisdiction in Canada or any other jurisdiction that relate to the Alternative Recapitalization; (ii) the initial order of the Court pursuant to which proceedings in respect of the Alternative Recapitalization are commenced; (iii) the terms of any credit agreement, documentation or term sheet in relation to any debtor-in-possession facility; (iv) any order of the Court in respect of a debtor-in-possession facility; (v) the terms of any court-imposed charges on any of the assets, property or undertaking of any of Compton or Compton Finance, including without limitation any administration charge, any charge in respect of the debtor-in-possession facility, any charge relating to inter-company lending and any directors’ and officers’ charge; (vi) any order of the Court accepting the filing of a plan in respect of the Alternative Recapitalization and calling a meeting of the Noteholders and the other affected creditors for purposes of voting on such plan; (vii) any order of the Court establishing a process for the solicitation and resolution of the claims of other affected creditors; (viii) any order of the Court sanctioning the plan; and (ix) any other order granted in connection with the Alternative Recapitalization by the Court or any other court of competent jurisdiction in Canada, the United States or any other jurisdiction;

•
the representations and warranties of Compton and Compton Finance set forth in the Initial Support Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Change qualifications contained in them at the Effective Date with the same force and effect as if made at and as of such date, except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by the Initial Support Agreement and except that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change, and Compton and Compton Finance shall have provided the Initial Consenting Noteholders with a certificate signed by an officer of Compton certifying compliance with the foregoing as at the Effective Date;

•
all existing in-the-money options, warrants or other rights to purchase existing shares of Compton and Compton Finance, and the Rights Plan, shall have been dealt with on terms acceptable to Compton and the Initial Consenting Noteholders;

•
the composition of the Board of Directors of Compton effective as of the Effective Date shall be satisfactory to the Initial Backstoppers; provided that such composition complies with the requirements of the ABCA and the Initial Backstoppers shall have notified Compton as to the composition that would satisfy the Initial Backstoppers at least seven days before the proposed Effective Date, and, in the case where such changes include the addition of individuals to the Board of Directors who are not currently directors of Compton, such notice shall be accompanied by (i) a consent to act as a director of Compton in form and substance acceptable to Compton, acting reasonably, and (ii) a Personal Information Form in form and substance satisfactory to the TSX; and

•
on the Effective Date, the Initial Consenting Noteholders shall have been reimbursed their reasonable out-of-pocket expenses incurred in connection with the Recapitalization; provided such Noteholders shall have advised Compton of those expenses at least five Business Days prior to the Effective Date.

In addition, the Support Agreements provide that the Recapitalization shall be subject to the reasonable satisfaction of the following conditions prior to or at the Effective Date:

•
the following events shall have occurred in a manner and on such terms as are satisfactory to the Initial Consenting Noteholders, acting reasonably, on or before the following dates (or such other dates as Compton, Compton Finance and the Initial Consenting Noteholders may agree):

•
the Recapitalization shall have been initiated in accordance with the terms of the Support Agreement on or before June 30, 2011 (or such other date as Compton, Compton Finance and the Initial Consenting Noteholders may agree in writing); and

•
only in the case of the Support Agreement to which the Initial Consenting Noteholders are party, (i) the requisite percentage of Shareholders voting in person or by proxy at the Shareholders’ Meeting shall have voted in favour of the Recapitalization Resolutions (other than the Consolidation Resolution) or (ii) a court order or exemption under applicable Law shall have been received that provides that no vote or meeting of the Shareholders is required to approve any elements of the Recapitalization and the Arrangement, in each case on or prior to August 15, 2011 (or such other date as Compton, Compton Finance and the Initial Consenting Noteholders may agree in writing), unless Compton has by then initiated an Alternative Recapitalization;

•
the Note Exchange Transaction shall be completed (and the Rights Offering commenced) on or before August 31, 2011 (or such other date as Compton, Compton Finance and the Initial Consenting Noteholders may agree in writing), unless Compton has by then initiated an Alternative Recapitalization, in which case:

•
only in the case of the Support Agreement to which the Initial Consenting Noteholders are party, the Court shall have granted an order accepting the filing of a plan in respect of the Recapitalization and calling a meeting of the Noteholders for purposes of voting on such plan on or before September 7, 2011 (or such other date as Compton, Compton Finance and the Consenting Noteholders may agree in writing); and

•	the Alternative Recapitalization shall be completed on or before October 31, 2011 (or such other date as Compton, Compton Finance and the Initial Consenting Noteholders may agree in writing);

•	all required Shareholder, Court, lender and stock exchange approvals shall have been obtained on terms satisfactory to the Initial Consenting Noteholders, acting reasonably;

•	Compton and Compton Finance shall have performed all of their material obligations under and in accordance with the Support Agreements;

•
(i) the Plan of Arrangement (which for these purposes need not include the Share Consolidation) shall have been approved by the applicable stakeholders of Compton and Compton Finance as and to the extent required by the Court in the Interim Order or otherwise, (ii) the Plan of Arrangement shall have been approved by the Court and the Final Order shall be in full force and effect; and (iii) the transactions contemplated by the Plan of Arrangement shall have been consummated prior to the Outside Date;

•
the representations and warranties of Compton and Compton Finance set forth in the Support Agreements shall be true and correct in all respects at the Effective Date with the same force and effect as if made at and as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change, and Compton and Compton Finance shall have provided the Initial Consenting Noteholders with a certificate signed by an officer of Compton certifying compliance with the foregoing as at the Effective Date;

•
all material filings under applicable Laws shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

•
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Authority, no application shall have been made to any Governmental Authority, and no action or investigation shall have been announced, threatened or commenced by any Governmental Authority, in consequence of or in connection with the Recapitalization that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization and Compton shall have provided the Consenting Noteholders with a certificate signed by an officer of Compton certifying compliance with the foregoing as at the Effective Date;

•
the listing and posting on the TSX or other securities exchange acceptable to the Initial Consenting Noteholders of the New Common Shares, Rights, Cashless Warrants, and any other securities issued pursuant to the Recapitalization, shall have been approved by the TSX or other securities exchange, subject only to standard listing conditions;

•
the Initial Consenting Noteholders shall be satisfied that all securities of Compton and Compton Finance and any affiliated or related entities that are formed in connection with the Recapitalization, when issued and delivered, shall be duly authorized, validly issued and fully paid and non-assessable and the issuance thereof shall be issued in compliance with the prospectus and registration requirements of applicable securities legislation or exempt from all prospectus and registration requirements of applicable securities legislation;

•	Compton shall have issued the consideration described in the term sheet appended to the Support Agreements on the Effective Date; and

•
Compton and Compton Finance shall have obtained all necessary approvals, consents and/or waivers required from the lenders under the Senior Bank Facility to enter into the Support Agreements, and any related agreements, and to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

The Initial Consenting Noteholders may terminate the Initial Support Agreement upon the occurrence and, if applicable, continuation of any of the following events:

•
if (i) the Recapitalization Proceedings are dismissed, terminated, stayed or Compton, Compton Finance or either one of them, whether voluntarily or involuntarily, commences or undergoes a receivership, liquidation, bankruptcy, debt enforcement proceeding or a proceeding under the CCAA, the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada), unless such event occurs with the prior written consent of the Initial Consenting Noteholders, such consent not to be unreasonably withheld; and (ii) Compton and Compton Finance have not initiated an Alternative Recapitalization on or before August 31, 2011;

•
the appointment of a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator in respect of Compton, Compton Finance or either one of them, unless such event occurs with the prior written consent of the Initial Consenting Noteholders, such consent not to be unreasonably withheld; or

•
the amendment, modification or filing of a pleading by the Compton, Compton Finance or either one of them seeking to amend or modify the terms of the Recapitalization, the Plan of Arrangement (if applicable) or any documents related thereto, in a manner not acceptable to the Initial Consenting Noteholders, acting reasonably.

In addition, the Consenting Noteholders may terminate the Support Agreements upon the occurrence and, if applicable, continuation of any of the following events:

•	the failure to implement the Recapitalization prior to August 31, 2011, or October 31, 2011 in the event an Alternative Recapitalization is pursued;

•
the failure by Compton and Compton Finance to comply in any material respect with, or default by any of Compton or Compton Finance in the performance or observance of any term, condition, covenant or agreement set forth in the Support Agreements which is not cured within five Business Days after receipt of notice of such failure or default;

•	if any representation or warranty of either of Compton or Compton Finance made or deemed made in the Support Agreements proves untrue in any material respect;

•
the issuance of any final decision, order or decree by a Governmental Authority, the making of an application to any Governmental Authority, or commencement of an action or investigation by any Governmental Authority, in consequence of or in connection with the Recapitalization, in each case which restrains or impedes in any material respect or prohibits the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization; or

•
if Compton and Compton Finance enter into an agreement with a third party in respect of an Other Transaction, or any other transaction that will result in the payment of all amounts due in respect of the Notes in full in cash on or in connection with implementation of such other transaction (including by way of a “change of control offer” under the Indentures) (a “Full Payment Transaction”), or publicly announce or provide any notice to the Consenting Noteholders that they intend to pursue, an Other Transaction or a Full Payment Transaction.

In addition, the Additional Consenting Noteholders may terminate the Additional Support Agreements if the Initial Support Agreement is terminated for any reason.

Compton and Compton Finance may terminate the Initial Support Agreement upon the occurrence and continuation of certain events, including without limitation:

•
the issuance of any final decision, order or decree by a Governmental Authority, the making of an application to any Governmental Authority, or commencement of an action or investigation by any Governmental Authority, in consequence of or in connection with the Recapitalization, in each case which restrains or impedes in any material respect or prohibits the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization;

•
if Compton and Compton finance enter into an agreement with respect to an Other Transaction or a Full Payment Transaction; provided that Compton shall immediately pay a break-fee of $2.0 million dollars in cash to the Initial Consenting Noteholders on a pro rata basis, based on each Noteholder’s Principal Claim Amount; provided that no such fee shall be payable if (i) in the case of a Full Payment Transaction, or (ii) the Noteholders have not voted in favour of the Noteholders’ Arrangement Resolution; and

•
if, as a result of one or more terminations of the Support Agreements, the aggregate amount of Notes held by the Initial Consenting Noteholders that remain party to the Support Agreements equals less than the aggregate principal amount of Notes held by the Initial Consenting Noteholders as of the date of June 3, 2011.

Additionally, Compton and Compton Finance may terminate the Additional Support Agreements if the Initial Support Agreement is terminated for any reason.

In the Support Agreements, the Consenting Noteholders agreed that at the Effective Time, Compton and Compton Finance, and their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Compton Released Parties”) will be released and discharged (by way of a separate release to be executed by the Consenting Noteholders, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of or in connection with the Notes, the Indentures, the Recapitalization, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided that nothing will release or discharge any of the Compton Released Parties from or in respect of their obligations to the Consenting Noteholders under the Plan of Arrangement and the Support Agreements and further provided that nothing in this paragraph will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

In the Support Agreements, Compton and Compton Finance agreed that at the Effective Time, the Consenting Noteholders, (and in the case of the Initial Support Agreement only, the Noteholders and the Initial Backstoppers) and any assignees, together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (each a “Noteholder Released Party” and, collectively, the “Noteholder Released Parties”) are hereby released and discharged (by way of a separate release to be executed by Compton and Compton Finance, a Court order, a combination of the foregoing or otherwise) from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of or in connection with the Notes, the Indentures, the Recapitalization, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided that it will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under the Support Agreements or any agreement relating to a Consenting Noteholder’s backstop obligations in respect of the Rights Offering, and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

           THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by Compton and Compton Finance to make application to the Court to effect the Arrangement pursuant to the form of Plan of Arrangement attached as Appendix D to this Circular.

           DESCRIPTION OF THE RECAPITALIZATION

The Recapitalization contemplates a series of steps leading to an overall capital reorganization of Compton and Compton Finance.  These include, among other things:

(a)	the consolidation of the Common Shares on the basis of one (1) New Common Share for every 200 Common Shares;

(b)
the issuance of an aggregate of 2,636,662 Cashless Warrants to the Shareholders, assuming that the number of New Common Shares outstanding on the Shareholder Distribution Record Date is the same as the number of Common Shares outstanding on the date hereof, as adjusted to reflect the Share Consolidation, to be allocated on the basis of two Cashless Warrants for each New Common Share held;

(c)
the issuance of an aggregate of 1,318,331 Rights to the Shareholders, assuming that the number of New Common Shares outstanding on the Shareholder Distribution Record Date is the same as the number of Common Shares outstanding on the date hereof, as adjusted to reflect the Share Consolidation, to be allocated on the basis of one (1) Right for each New Common Shares held;

(d)
the issuance of an aggregate of 18,070,949 New Common Shares and 9,225,286 Rights to the Noteholders in full settlement of the Notes and the Indentures on a pro rata basis, allocated in accordance with each Noteholder’s Principal Claim Amount;

(e)	the issuance of an aggregate of 575,263 New Common Shares, 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights to the Backstoppers; and

(f)
$30.6 million will be used to repay existing indebtedness under the Senior Bank Facility, representing the anticipated net proceeds of the Rights Offering (including the exercise of the Backstop Rights) after various expenses incurred and to be incurred in connection with the Recapitalization.

The number of Cashless Warrants issued in connection with the Recapitalization, and the Warrant Trigger Price therefor, and the number of Rights issued in connection with the Recapitalization, and the Subscription Price therefor, will be adjusted proportionately in the event that the Share Consolidation is not approved.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

Compton and its subsidiaries may also complete a number of transactions among themselves prior to or in conjunction with the Recapitalization to eliminate certain inter-company indebtedness and provide for a tax efficient structure, some of which are described in more detail in the Plan of Arrangement attached as Appendix D to this Circular.

Treatment of Securityholders

General

If the Share Consolidation is approved, the securities available to Securityholders under the Recapitalization are proposed to be allocated as follows:

	Number of New Common Shares	% of Total	Number of Cashless Warrants	% of Total	Number of Rights (including Backstop Rights)	% of Total
Noteholders(1)	18,070,949	90.5	-	-	9,225,286	70.0
Backstoppers(2)	575,263	2.9	1,054,318	28.6	2,635,796	20.0
Shareholders	1,318,331	6.6	2,636,662	71.4	1,318,331	10.0
Total	19,964,543	100.0	3,690,980	100.0	13,179,413	100.0

Notes:
(1)           Including only New Common Shares and Rights received in the Note Exchange Transaction.

(2)           Including only New Common Shares, Cashless Warrants and Backstop Rights received by the Backstoppers in their capacity as such.

Noteholders

Under the Plan of Arrangement, Noteholders will receive 18,070,949 New Common Shares and 9,225,286 Rights representing 90.5% of the New Common Shares and 70.0% of the Rights (including for this purpose, the Backstop Rights), respectively, in full settlement of the Notes and the Indentures and allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.  Noteholders will receive New Common Shares and Rights in the following proportions under the Plan of Arrangement:

	Number per US$1,000 Face Value of Senior Notes	Number per US$1,000 Face Value of Mandatory Convertible Notes(1)
New Common Shares	74.584	80.864
Rights	38.076	41.282
Notes:
(1)
The consideration payable to the holders of the Mandatory Convertible Notes per US$1,000 of Principal Claim Amount is identical to the consideration payable to the holders of the Senior Notes per US$1,000 of Principal Claim Amount.  The differences in the table above reflect that for the Mandatory Convertible Notes, Principal Claim Amount includes accrued and unpaid non-cash-pay interest.

The total number of New Common Shares issuable to the Noteholders (excluding New Common Shares issuable to Noteholders that are also Backstoppers) in connection with the Recapitalization, assuming the exercise of all Rights issued to the Noteholders, is 22,546,596 New Common Shares, representing approximately 1710% of the issued and outstanding Common Shares as at June 24, 2011 (adjusted to reflect the Share Consolidation).

Additionally, subject to the performance of their obligations under the Backstop Agreements, the Backstoppers will receive:

•	575,263 New Common Shares allocated in accordance with the Backstop Agreements, and

•	their pro rata share of 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights allocated in accordance with their Backstop Commitment,

representing 2.9% of the New Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

The total number of New Common Shares issuable to the Backstoppers in connection with the Recapitalization (excluding New Common Shares issuable to Backstoppers in their capacity as Noteholders), assuming the conversion of all Cashless Warrants and the exercise of all Backstop Rights issued to the Backstoppers, is 2,908,337 New Common Shares, representing approximately 221% of the issued and outstanding Common Shares as at June 24, 2011 (adjusted to reflect the Share Consolidation).

The Backstop Rights and the Rights will each permit the holders thereof to acquire an identical fractional interest in a New Common Share at the Subscription Price.

Compton has received commitments from the Backstoppers severally to purchase all of the New Common Shares that are not otherwise subscribed for and taken up in the Rights Offering or pursuant to the exercise of the Backstop Rights  The consideration payable to Backstoppers as described above will be paid regardless of whether the Rights Offering is otherwise fully subscribed and the Backstop Commitment is not utilized.

See “Description of the Recapitalization - Description of the Cashless Warrants”. “Description of the Recapitalization - Description of the Rights” and “Description of the Recapitalization - The Rights Offering”.

The number of New Common Shares, Cashless Warrants, Rights and Backstop Rights issued in the connection with the Recapitalization, and the applicable Warrant Trigger Price or Subscription Price, as applicable, will be adjusted proportionately in the event that the Share Consolidation is not approved.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

Under the Plan of Arrangement, on the Effective Date accrued and unpaid cash-pay interest on the Senior Notes up to but not including the Effective Date shall be paid to the holders of Senior Notes in cash.  Accrued and unpaid non-cash-pay interest on the Mandatory Convertible Notes up to but not including the Effective Date shall, together with the face amount of such Mandatory Convertible Notes, be considered the Principal Claim Amount of such Mandatory Convertible Notes.  Pursuant to the Plan of Arrangement, the New Common Shares and Rights shall be deemed to be received by the Noteholders in full and final settlement of the Notes and the Indentures.

Shareholders

Under the Recapitalization, Shareholders of record on the Shareholder Distribution Record Date will receive their pro rata share of:

•
Cashless Warrants to acquire 2,636,662 New Common Shares issued from treasury. Each Shareholder of record on the Shareholder Distribution Record Date shall receive two (2) Cashless Warrants for each New Common Share held by such Shareholder; and

•
Rights to acquire 639,588 New Common Shares issued from treasury.  Each Shareholder of record on the Shareholder Distribution Record Date shall receive one (1) Right for each New Common Share held by such Shareholder.

The total number of New Common Shares issuable to Shareholders in connection with the Recapitalization, assuming the conversion of all Cashless Warrants and the Exercise of all Rights issued to Shareholders, is 3,276,250 New Common Shares, representing approximately 249% of the issued and outstanding Common Shares as at June 24, 2011 (adjusted to reflect the Share Consolidation).

See “Description of the Recapitalization - Description of the Cashless Warrants”. “Description of the Recapitalization - Description of the Rights” and “Description of the Recapitalization - The Rights Offering”.

The number of Cashless Warrants issued in connection with the Recapitalization, and the Warrant Trigger Price therefor, and the number of Rights issued in connection with the Recapitalization, and the Subscription Price therefor, will be adjusted proportionately in the event that the Share Consolidation is not approved.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

Common Share Purchase Warrants

The Common Share Purchase Warrants will remain outstanding but the exercise price therefor will be adjusted proportionately in accordance with the terms of the Common Share Purchase Warrants to reflect the Rights Offering and, if applicable, the Share Consolidation.

Unaffected Obligations

Other than the obligations and indebtedness under the Notes and the Indentures, the obligations and indebtedness of Compton and Compton Finance are not affected by or involved in the Recapitalization or the Plan of Arrangement.  Trade debt, obligations to employees generally and under pension plans will all continue to be paid or satisfied by Compton in the ordinary course.

Calculations

All cash payment amounts will be calculated to the nearest 1¢ ($0.01).  Calculations and determinations made in accordance with the Recapitalization are final and binding.

Fractional Interests

No fractional New Common Shares, Cashless Warrants, Rights or Backstop Rights will be issued in connection with the Recapitalization.  With respect to fractional New Common Shares or Rights that would otherwise be issuable to a Noteholder and fractional New Common Shares, Cashless Warrants or Backstop Rights that would otherwise be issuable to a Backstopper, the entitlement of such Noteholder or Backstopper, as applicable, will be reduced to the next lowest whole number of New Common Shares, Cashless Warrants, Rights or Backstop Rights, as applicable.

No fractional New Common Shares will be issued pursuant to the Share Consolidation.  See “Description of the Recapitalization - The Share Consolidation”.

Description of the Cashless Warrants

The terms and conditions of the Cashless Warrants shall be governed by the Cashless Warrant Indenture.  Pursuant to the Cashless Warrant Indenture, Compton shall issue an aggregate of up to 3,690,980 Cashless Warrants, assuming that the number of New Common Shares outstanding on the Shareholder Distribution Record Date is the same as the number of Common Shares outstanding on the date hereof, as adjusted to reflect the Share Consolidation, and each Shareholder of record on the Shareholder Distribution Record Date shall receive two (2) Cashless Warrants for each New Common Share held by such Shareholder.

The Cashless Warrants shall expire three (3) years after the Effective Date if not previously converted.  The Cashless Warrants shall not be exercisable except that the Cashless Warrants shall be deemed to be exercised and shall be automatically converted to New Common Shares on the basis of one (1) New Common Share for each Cashless Warrant if at any time during the three year term of the Cashless Warrants the applicable Warrant Trigger Price is exceeded.

No consideration will be payable by the holders of Cashless Warrants to acquire the New Common Shares once the Warrant Trigger Price has been reached.

The Cashless Warrants shall carry other terms customary for warrants, including anti-dilution protection and adjustments for special dividends.

The number of Cashless Warrants issued in connection with the Recapitalization, and the Warrant Trigger Price therefor, will be adjusted proportionately in the event that the Share Consolidation is not approved.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

Description of the Rights

Compton shall issue up to an aggregate of 10,543,617 Rights, assuming that the number of New Common Shares outstanding on the Shareholder Distribution Record Date is the same as the number of Common Shares outstanding on the date hereof, as adjusted to reflect the Share Consolidation, and each Shareholder of record on the Shareholder Distribution Record Date will receive one (1) Right for each New Common Share held and each Noteholder will receive its pro rata share of 9,225,286 Rights, allocated in accordance with each Noteholder’s Principal Claim Amount.

Compton shall also issue an aggregate of 2,635,796 Backstop Rights.  The Backstop Rights and the Rights will each permit the holders thereof to acquire an identical fractional interest in a New Common Share at the Subscription Price.  However, in order to exercise Backstop Rights, an Initial Backstopper must provide Compton written notice of its intention to exercise its Backstop Rights at least 24 hours prior to the closing time of the Rights Offering.

Each Right entitles the holder thereof to subscribe for 0.48515 New Common Shares, such that a holder may exercise 2.0612181 Rights to purchase one (1) New Common Share for the Subscription Price prior to the Rights Expiry Time.

A holder of Rights  who has exercised in full its Basic Subscription Privilege may subscribe for additional whole New Common Shares, if available, at the Subscription Price. Those additional whole New Common Shares will be allocated from those New Common Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time.  If not exercised, the Rights shall expire no later than 5:00 p.m. (Calgary time) on the 28th calendar day following the Effective Date.  The Rights Offering may not extend beyond the 28th calendar day following the Effective Date without the consent of a majority in Principal Claim Amount of the Initial Consenting Noteholders.

A Right does not entitle the holder thereof to any rights whatsoever as a securityholder of Compton other than the right to subscribe for and purchase New Common Shares on the terms and conditions of the Rights as described therein.

The number of Rights and Backstop Rights issued in connection with the Recapitalization, and the Subscription Price therefor, will be adjusted proportionately in the event that the Share Consolidation is not approved.

See “Description of the Recapitalization - Failure to Implement the Share Consolidation”.

The Rights Offering

The following is intended to serve as a brief summary of the Rights Offering.  The terms and conditions of the Rights and Backstop Rights shall be more particularly described in the Final Prospectus and the exercise and delivery of the Rights and Backstop Rights shall be governed by the terms and conditions set forth therein.

Distribution of Rights

On or about August 4, 2011, Compton intends to file the Final Prospectus in each of the provinces and territories of Canada and the Registration Statement with the SEC in connection with the distribution of Rights to Shareholders of record on the Shareholder Distribution Record Date and the distribution of Backstop Rights to the Backstoppers.  The Rights and the Backstop Rights will entitle the holders thereof to acquire up to 6,393,991 New Common Shares at the Subscription Price for gross proceeds, assuming the exercise of all Rights and Backstop Rights, of $50,001,010.

Each Shareholder of record on the Shareholder Distribution Record Date will receive one (1) Right for each New Common Share held and Noteholders will receive 9,225,286 Rights allocated pro rata based on each Noteholder’s Principal Claim Amount.

Basic Subscription Privilege

Each Right will entitle the holder thereof to purchase 0.48515 New Common Shares, such that a holder may exercise 2.0612181 Rights to purchase one (1) New Common Share, for the Subscription Price, provided that the Subscription Price shall be reduced if the Strip Price is lower than certain thresholds for the three consecutive Business Days ending on the seventh Business Day before the Shareholder Distribution Record Date as follows:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$7.30
US$4.00 - US$3.86	$6.78
US$3.85 - US$3.71	$6.26
US$3.70 or below	$5.74

If not exercised, the Rights shall expire at the Rights Expiry Time.  The Rights Offering may not extend beyond the Rights Expiry Time without the consent of a majority in Principal Claim Amount of the Initial Consenting Noteholders.

Mailing of the certificates representing the Rights to Securityholders is expected to commence on or about August 18, 2011.

Additional Subscription Privilege

A holder of Rights who has exercised in full its Basic Subscription Privilege may subscribe for additional whole New Common Shares, if available, at the Subscription Price pursuant to the Additional Subscription Privilege. Those additional whole New Common Shares will be allocated from those New Common Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time.

Non-Qualifying Securityholders

Certificates representing Rights will not be delivered by the Corporation to Non-Qualifying Securityholders. Instead, Non-Qualifying Securityholders will be sent a letter advising them that such certificates will be issued to and held by the Subscription Agent retained in connection with the Rights Offering, which will hold those Rights as agent for the benefit of all Non-Qualifying Securityholders (other than those Non-Qualifying Securityholders who demonstrate to Compton that they are eligible to participate in the Rights Offering and who instruct the Subscription Agent to exercise their Rights on their behalf).  The Subscription Agent will hold the Rights of such Non-Qualifying Securityholders until the tenth day prior to the expiry date of the Rights Offering to give beneficial owners of Common Shares or Notes registered in the name of a resident of a Non-Qualifying Jurisdiction, who are not residents of a Non-Qualifying Jurisdiction or who otherwise demonstrate to Compton that they are eligible to participate in the Rights Offering, an opportunity to claim such certificates from the Subscription Agent.

The Subscription Agent will thereafter attempt, on a best efforts basis, to sell the Rights issued to applicable Non-Qualifying Securityholders through the facilities of the TSX prior to the Rights Expiry Time on a date or dates and at a price or prices as the Subscription Agent determines in its sole discretion.

Backstop

The Backstoppers have entered into the Backstop Agreements pursuant to which the Backstoppers have agreed to purchase all of the New Common Shares which remain unsubscribed for by the holders of the Rights at the Rights Expiry Time and all of the New Common Shares that are issuable pursuant to unexercised Backstop Rights.

Compton may, at its option, on or prior to July 18, 2011, assign up to approximately $18.8 million of the aggregate Backstop Commitment in respect of the Rights Offering to the Additional Backstoppers.

Subject to the performance of their obligations under the Backstop Agreements, the Backstoppers will receive:

•	575,263 New Common Shares allocated in accordance with the Backstop Agreements, and

•	their pro rata share of 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights allocated in accordance with their Backstop Commitment,

representing 2.9% of the New Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

The Backstop Rights and the Rights will each permit the holders thereof to acquire an identical fractional interest in a New Common Share at the Subscription Price.  However, in order to exercise Backstop Rights, an Initial Backstopper must provide Compton written notice of its intention to exercise its Backstop Rights at least 24 hours prior to the closing time of the Rights Offering.

Compton has received commitments from the Backstoppers severally to purchase all of the New Common Shares that are not otherwise subscribed for and taken up in the Rights Offering or pursuant to the exercise of the Backstop Rights.  The consideration payable to Backstoppers as described above will be paid regardless of whether the Rights Offering is otherwise fully subscribed and the Backstop Commitment is not utilized.

Pursuant to the Backstop Agreements, the obligation of the Backstoppers to purchase the Backstopped Shares is subject to certain conditions, including the following, being satisfied in full:

•	the Recapitalization (as it may be amended from time to time in accordance with the Initial Support Agreement) shall have been completed in accordance with its terms;

•	the Final Order shall not be subject to any form of stay or injunction;

•
there shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of Compton or the Backstoppers, pending or threatened, including, without limitation by or before any Governmental Authority, in relation to the New Common Shares, the Rights Offering or the Rights Offering Securities, any of which is reasonably likely to be successful against Compton and which suspends or ceases trading in the Rights or New Common Shares, or operates to prevent or restrict the lawful distribution of the Rights Offering Securities (which suspension, cessation, prevention or restriction, as the case may be, is continuing);

•
there shall not be any order issued by a Governmental Authority pursuant to Applicable Laws, nor shall there be any change of Applicable Law, in either case which suspends or ceases trading in the Rights or the New Common Shares, or operates to prevent or restrict the lawful distribution of the Rights Offering Securities (which suspension, cessation, prevention or restriction, as the case may be, is continuing);

•
the TSX shall have approved the listing of each of the New Common Shares and the Cashless Warrants, and the New Common Shares, issuable upon the exercise of the Rights and the Cashless Warrants as of and from the Effective Date, subject to the filing of customary documents with the TSX and the foregoing securities being freely tradable in Canada and the United States;

•
all actions required to be taken by or on behalf of Compton, including the passing of all requisite resolutions of the directors of Compton and all requisite filings with any Governmental Authority will have occurred on or prior to the Effective Date, so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus, any prospectus amendment and the Registration Statement and to create and issue the Rights Offering Securities, in each case having the attributes contemplated by the Final Prospectus, and Compton will have taken all requisite actions, including the passing of all requisite resolutions of the directors of Compton, and have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Authorities required in connection with the Rights Offering, the other transactions contemplated herein and the purchase of Backstopped Shares by the Backstoppers as contemplated by the Backstop Agreements (but excluding, for greater certainty, such filings, approvals, orders, rulings and consents, as may be needed to permit the Backstoppers to acquire all of the New Common Shares or Common Shares, as applicable, that may be issued to them pursuant to the Rights Offering and the Backstop Agreements);

•	except as contemplated by the Backstop Agreements, the terms of the Rights Offering shall not have been changed in any material respect; and

•	Compton shall have performed or complied with, in all material respects, each of its covenants contained in the Backstop Agreements.

As at June 24, 2011, Noteholders holding approximately 58% of the aggregate Principal Claim Amount are participating in the Rights Offering as Backstoppers.  The Backstop Agreements have been negotiated at arm’s length and, to the best of Compton’s knowledge, the Backstoppers are not Insiders of Compton.

Use of Proceeds

The net proceeds of the Rights Offering (including the exercise of the Backstop Rights) will be approximately $47.3 million, of which $30.6 million, after also paying certain fees and expenses relating to the Recapitalization, will be used by Compton to repay existing indebtedness under the Senior Bank Facility.  Fees and expenses reducing the gross proceeds of the Rights Offering relate to financial advisory fees, and legal, accounting and regulatory filing fees and change in control contract fees.

Insider Ownership and Intention to Exercise Rights

The directors and officers of Compton who own Common Shares currently intend to exercise their Basic Subscription Privilege.

The Share Consolidation

Overview

The Shareholders will be asked to approve the Consolidation Resolution authorizing the Board of Directors of Compton, at its discretion, to give effect to the Share Consolidation of the issued and outstanding Common Shares on the basis of one (1) New Common Share for every 200 Common Shares.  Based on 263,666,246 Common Shares issued and outstanding on June 24, 2011, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 1,318,331 New Common Shares (prior to the completion of the Note Exchange Transaction and the Rights Offering).

The Share Consolidation will cause no change in the stated capital attributable to the common shares of Compton.  The Share Consolidation will not materially affect the percentage ownership in Compton by the Shareholders even though such ownership would be represented by a lesser number of New Common Shares on a post-Share Consolidation basis.  The Share Consolidation would merely proportionately reduce the number of shares held.

The Share Consolidation is being proposed to, among other things, make the New Common Shares more attractive to investors.  However, no assurances can be given as to the effect of the Share Consolidation on the market price of the New Common Shares.  Specifically, no assurance can be given that if the Share Consolidation is effected, the market price of the New Common Shares will increase by the same multiple as the Share Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Compton. The Consolidation Resolution also permits Compton’s Board of Directors to determine, in its discretion, to decide not to implement the Share Consolidation without seeking further shareholder approval.

Treatment of Fractional Shares

No fractional New Common Shares will be issued pursuant to the Share Consolidation.  In the event that a Shareholder would otherwise be entitled to a fractional New Common Share under the Share Consolidation, the number of New Common Shares issued to such Shareholder shall be rounded up to the next greater whole number of New Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Common Shares if the fractional entitlement is less than 0.5.  In calculating such fractional interests, all Common Shares registered in the name of such Shareholder or their nominee shall be aggregated.

Required Approvals

The Share Consolidation remains subject to receipt of all necessary regulatory approvals, including approval from the TSX.

Failure to Implement the Share Consolidation

The implementation of the Recapitalization is not subject to the approval of the Share Consolidation by the Shareholders.  If the Share Consolidation is not implemented, the number of Common Shares, Cashless Warrants, Rights and Backstop Rights issued in connection with the Recapitalization, and the applicable Warrant Trigger Price or Subscription Price, as applicable, will be adjusted proportionately as outlined below.  This will not materially affect the proportions of Common Shares, Cashless Warrants, Rights and Backstop Rights distributed to the Noteholders, Shareholders and the Backstoppers, as applicable, even though such proportions would be represented by a larger number of Common Shares, Cashless Warrants, Rights and Backstop Rights.  Failure to implement the Share Consolidation would merely proportionally increase the number of Common Shares, Cashless Warrants, Rights and Backstop Rights to be distributed to the Noteholders, Shareholders and the Backstoppers, as applicable, under the Recapitalization by a factor of 200.

General

If the Share Consolidation is not approved, the securities available under the Recapitalization are proposed to be allocated as follows:

	Number of Common Shares	% of Total	Number of Cashless Warrants	% of Total	Number of Rights (including Backstop Rights)	% of Total
Noteholders(1)	3,614,189,800	90.5	-	-	1,845,057,200	70.0
Backstoppers(2)	115,052,600	2.9	210,863,600	28.6	527,159,200	20.0
Shareholders	263,666,200	6.6	527,332,400	71.4	263,666,200	10.0
Total	3,992,908,600	100.0	738,196,000	100.0	2,635,882,600	100.0

Notes:
(1)           Including only Common Shares and Rights received in the Note Exchange Transaction.

(2)           Including only Common Shares, Cashless Warrants and Backstop Rights received by the Backstoppers in their capacity as such.

Effect on Noteholders

If the Share Consolidation is not implemented, under the Plan of Arrangement Noteholders will receive 3,614,189,800 Common Shares and 1,845,057,200 Rights representing 90.5% of the Common Shares and 70.0% of the Rights (including for this purpose, the Backstop Rights), respectively, in full settlement of the Notes and the Indentures and allocated pro rata to the Noteholders based on each Noteholder’s Principal Claim Amount.  If the Share Consolidation is not implemented, Noteholders will receive Common Shares and Rights in the following proportions under the Plan of Arrangement:

	Number per US$1,000 Face Value of Senior Notes	Number per US$1,000 Face Value of Mandatory Convertible Notes
Common Shares	14,916.9	16,172.9
Rights	7,615.1	8,256.3
Notes:
(1)
The consideration payable to the holders of the Mandatory Convertible Notes per US$1,000 of Principal Claim Amount is identical to the consideration payable to the holders of the Senior Notes per US$1,000 of Principal Claim Amount.  The differences in the table above reflect that for the Mandatory Convertible Notes, Principal Claim Amount includes accrued and unpaid non-cash-pay interest.

Additionally, Noteholders who agree to backstop the Rights Offering will also receive 115,052,600 Common Shares, 210,863,600 Cashless Warrants and 527,159,200 Backstop Rights, representing 2.9% of the Common Shares, 28.6% of the Cashless Warrants and 20.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

Effect on Shareholders

If the Share Consolidation is not implemented, under the Recapitalization Shareholders of record on the Shareholder Distribution Record Date will receive 527,332,400 Cashless Warrants and 263,666,200 Rights representing 71.4% of the Cashless Warrants and 10.0% of the Rights (including for this purpose, the Backstop Rights), respectively.

Effect on the Cashless Warrants

If the Share Consolidation is not implemented, Compton shall issue an aggregate of up to 738,196,000 Cashless Warrants and each Shareholder of record on the Shareholder Distribution Record Date shall receive two Cashless Warrants for each Common Share held by such Shareholder.  The Cashless Warrants shall expire three years after the Effective Date if not previously converted.  The Cashless Warrants shall not be exercisable except that the Cashless Warrants shall be deemed to be exercised and shall be automatically converted to Common Shares on the basis of one (1) Common Share for each Cashless Warrant if at any time during the three year term of the Cashless Warrants the applicable Warrant Trigger Price is exceeded.

Effect on the Rights and the Backstop Rights

If the Share Consolidation is not implemented, Compton shall issue up to an aggregate of 2,635,882,600 Rights (including for this purpose, the Backstop Rights) and each Shareholder of record on the Shareholder Distribution Record Date will receive one (1) Right for each Common Share held and each Noteholder will receive its pro rata share of 1,845,057,200 Rights, allocated in accordance with each Noteholder’s Principal Claim Amount.  Each Right will entitle the holder thereof to subscribe for 0.48515 Common Shares, such that a holder may exercise 2.0612181 Rights to purchase one (1) Common Share for the Subscription Price prior to the Rights Expiry Time, provided that the Subscription Price shall be reduced if the Strip Price is lower than certain thresholds for the three consecutive Business Days ending on the seventh Business Day before the Shareholder Distribution Record Date as follows:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$0.0365
US$4.00 - US$3.86	$0.0339
US$3.85 - US$3.71	$0.0313
US$3.70 or below	$0.0287

Additionally, each Backstopper will receive its pro rata share of 527,159,200 Backstop Rights, allocated in accordance with each Backstopper’s Backstop Commitment.

Stated Capital Reduction

The Shareholders will be asked to approve the Stated Capital Reduction Resolution to effectively reduce the accumulated deficit of Compton by an aggregate of approximately $472.1 million.  In connection with the Recapitalization and in accordance with IFRS, Compton will measure the fair value of its assets and liabilities at the Effective Date.  At the Effective Date management expects that the fair value of Compton’s assets will not exceed the sum of its liabilities and stated capital, resulting in a deficit reflected in the Shareholders Equity similar to that reflected in the Unaudited Consolidated Pro Forma Balance Sheet included on page 45 hereof.  In order to meaningfully reflect the future financial results of Compton following the Recapitalization, it is proposed that the stated capital account for the New Common Shares (or Common Shares if the Share Consolidation has not occurred) be reduced by the amount that is equal to the amount of the deficit of Compton on the Effective Date, which is anticipated to be approximately $472.1 million. The effect of doing so is that the value of the assets of Compton indicated on its balance sheet will then exceed the aggregate of its liabilities and stated capital and the deficit of Compton will be eliminated.

The implementation of the Recapitalization is not subject to the approval of the Stated Capital Reduction by the Shareholders.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court.  Prior to the mailing of this Circular, Compton and Compton Finance obtained the Interim Order providing for the calling and holding of the Noteholder Meeting and the Shareholder Meeting and other procedural matters.  A copy of the Interim Order is attached hereto as Appendix C.  The Originating Application for the Final Order also appears in Appendix C and forms part of this Circular.

Compton and Compton Finance have advised the Court that the New Common Shares or Common Shares, as applicable, and the Rights issuable to the Noteholders pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement.

Subject to the approval of the Arrangement by the Securityholders, the hearing in respect of the Final Order is scheduled to take place on July 25, 2011 at 3:00 p.m. (Calgary time) at the Courthouse at Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta.  Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court a Notice of Appearance as set out in the Originating Application for the Final Order and serve such Notice of Appearance on the solicitors for Compton and Compton Finance and satisfy any other requirements of the Court as provided in the Interim Order or otherwise.  The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the approval of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting.

The Board has received the CBCA Opinion and such opinion is attached as Appendix F to this Circular.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Recapitalization will be executed and delivered; (b) Articles of Amendment for Compton will be filed under the ABCA to give effect to the Consolidation Resolution; (c) Articles of Arrangement will be filed with the Director under the CBCA to give effect to the Arrangement; and (d) the transactions provided for in the Plan of Arrangement and the Recapitalization will occur in the order indicated.  See “Conditions to the Recapitalization Becoming Effective”.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about August 16, 2011.

Procedures

Shareholders - Registered Shareholders

If the Recapitalization is approved, on the Shareholder Distribution Record Date Registered Shareholders will receive certificates representing the Cashless Warrants and Rights to which they are entitled and such Registered Shareholders will be recorded on the registers of the Cashless Warrants and Rights, as applicable.

A Letter of Transmittal accompanies this Circular.  If the Share Consolidation is approved, Registered Shareholders must properly complete, execute and return the Letter of Transmittal, together with the certificate(s) representing their Common Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Depositary in order to receive the New Common Shares.  Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal that will be sent to Registered Shareholders.  If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the eligible institution.  All questions as to form, validity and acceptance of any Common Shares deposited pursuant to the Share Consolidation will be determined by Compton in its sole discretion.  Registered Shareholders depositing Common Shares agree that such determination shall be final and binding.

Compton reserves the absolute right to reject any and all deposits which Compton determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  Compton reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares.  There shall be no duty or obligation on Compton, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice.  Compton reserves the right to permit the procedure for the exchange of shares pursuant to the Share Consolidation to be completed other than that as set out above.  Unless otherwise directed in the Letter of Transmittal, the certificate representing the New Common Shares to be issued in exchange for the Common Shares will be issued in the name of the registered holder of the shares so deposited.  Unless the person who deposits the New Common Shares instructs the Depositary to hold the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal.  If no address is provided, certificates will be forwarded to the address of the person as shown on the applicable register of Compton.

If the Share Consolidation is approved, certificates formerly representing Common Shares on a pre-Share Consolidation basis will represent New Common Shares on a post-Share Consolidation basis prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal.

Registered Shareholders who do not forward to the Depositary properly completed Letters of Transmittal (together with a certificate or certificates representing their Common Shares and all other required documents) will not receive the certificates representing the New Common Shares which they are otherwise entitled and also will not be recorded on the registers of New Common Shares until proper delivery is made.

Where a certificate representing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Depositary in accordance with instructions in the Letter of Transmittal.

Shareholders - Beneficial Shareholders

Shareholders who hold their interests in Common Shares through CDS will receive their New Common Shares, Cashless Warrants and Rights through the facilities of CDS.  Delivery of New Common Shares, Cashless Warrants and Rights will be made through the facilities of CDS to CDS participants who in turn will deliver the New Common Shares, Cashless Warrants and Rights to the beneficial holders of such New Common Shares, Cashless Warrants and Rights pursuant to standing instructions and customary practices.

Noteholders

DTC, as sole registered holder of the Notes on behalf of the holders of Notes, will surrender for cancellation certificates representing the Notes to the Indenture Trustee.  Delivery of the New Common Shares and Rights issuable to the holders of Notes as consideration for the exchange and cancellation of the Senior Notes will be made through the facilities of DTC to DTC participants who in turn will deliver the New Common Shares and Rights to the holders of Notes pursuant to standing directions and customary practices.

General

Any use of the mail to transmit a certificate representing Common Shares and a related Letter of Transmittal and/or Notes and a related Letter of Transmittal is at the risk of the Securityholder.  If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.  If the Noteholders’ Arrangement Resolution and the Shareholders’ Recapitalization Resolution are not adopted at the Meetings by the Noteholders and the Shareholders, respectively, or if the Recapitalization is not otherwise completed, the certificates representing Common Shares and/or Notes, as applicable, received by the Depositary will be returned to the appropriate Securityholders.

Securityholders whose Common Shares or Notes are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in providing details of registration and delivery of their New Common Shares or Common Shares, as applicable, Cashless Warrants and Rights.

Strict compliance with the requirements set forth above concerning deposit and delivery of securities and related required documents will be necessary.

Conditions to the Recapitalization Becoming Effective

The conditions to the Recapitalization being effective include the following:

(a)
the Noteholders’ Arrangement Resolution shall have been approved by the requisite number of votes cast by the Noteholders in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b)	the Shareholders’ Recapitalization Resolution shall have been approved by the requisite number of votes cast by the Shareholders in accordance with any applicable regulatory requirements;

(c)
the Final Order shall have been granted in form and substance satisfactory to Compton and Compton Finance, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Compton and Compton Finance acting reasonably, on appeal or otherwise;

(d)
all necessary documents filed with the Director in accordance with the Plan of Arrangement shall be in form and substance satisfactory to Compton and Compton Finance acting reasonably and shall have been accepted for filing by the Director together with the Articles of Arrangement in accordance with Section 192 of the CBCA;

(e)
the Plan of Arrangement, the Final Order and all definitive legal documentation in connection with all of the foregoing, are to be executed and delivered on terms satisfactory to each of Compton and Compton Finance, acting reasonably;

(f)	the Senior Bank Facility shall have been amended by Compton and the lenders thereunder on terms satisfactory to Compton, acting reasonably;

(g)	each of the parties to the Arrangement Agreement shall have taken all necessary or advisable corporate actions and proceedings in connection with the Recapitalization and the Plan of Arrangement;

(h)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of damages on account of or relating to the Recapitalization and no cease trading or similar order with respect to any securities of either of Compton or Compton Finance shall have become effective or threatened;

(i)	the Director shall have issued the Certificate on or prior to the Outside Date;

(j)	there shall have been no action taken under any applicable Law and there shall not be in force any order or decree of any governmental authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(k)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained.

In addition, pursuant to the term sheet attached to the Support Agreements, the support of the Recapitalization by the Consenting Noteholders is conditional on, among other things, there having been no material adverse change in Compton’s business operations from the effective date of the Support Agreements.  See “Support Agreements” for a complete description of the conditions to the Consenting Noteholders’ support of the Recapitalization.

Fairness Opinion

BMO Capital Markets was asked by Compton to provide an opinion to the Board of Directors as to the fairness of the Recapitalization, from a financial point of view, to Compton.  BMO Capital Markets rendered its opinion that as of June 3, 2011, based upon and subject to the various considerations set forth in the Fairness Opinion, the Recapitalization, if implemented, is fair, from a financial point of view, to Compton.

The full text of the Fairness Opinion is attached as Appendix E to this Circular and should be read carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by BMO Capital Markets, the assumptions made by BMO Capital Markets, the limitations on the use of the Fairness Opinion, and the basis of BMO Capital Markets’ fairness analysis for the purposes of the Fairness Opinion, among other matters. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. BMO Capital Markets has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be used or relied upon by any person or entity other than the Board of Directors or for any other purpose without the express prior written consent of BMO Capital Markets.

Assumptions

The Fairness Opinion provides various assumptions, including:

BMO Capital Markets relied upon, and assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Compton or its representatives. In addition, senior management of Compton provided to BMO Capital Markets, and BMO Capital Markets relied upon in providing its Fairness Opinion, a factual certificate regarding matters pertaining to Compton that was within their knowledge.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Compton, its associates and affiliates, as they were reflected in the information obtained by BMO Capital Markets and as they have been represented to BMO Capital Markets in discussions with management of Compton and its representatives. In its analyses and in preparing the Fairness Opinion, BMO Capital Markets, exercising its professional judgment, made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Recapitalization.

Limitations

The Fairness Opinion is subject to various limitations, including:

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date of the Fairness Opinion. Without limiting the foregoing, in the event that after the date of the Fairness Opinion BMO Capital Markets learns that any of the information they have relied upon in preparing the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets has the right (but has no obligation) to change or withdraw the Fairness Opinion.

BMO Capital Markets based the Fairness Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.

BMO Capital Markets was not engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Shareholders and Noteholders; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Shareholders and the Noteholders; (iii) a formal valuation or appraisal of Compton or any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor has BMO Capital Markets been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Compton, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any Noteholders as to whether or not their Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to participate or not participate in the Rights Offering; or (vii) a recommendation to any Shareholder as to whether or not their Common Shares should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against certain steps necessary to implement the Recapitalization or to participate or not participate in the Rights Offering; and the Fairness Opinion should not be construed as such.

Approach to Fairness

For the purpose of the Fairness Opinion, BMO Capital Markets considered that the Recapitalization would be fair, from a financial point of view, to Compton if, on a going concern basis, the transaction:

•	provides Compton with an appropriate capital structure, by reducing the total amount of debt outstanding and providing new liquidity;

•
reduces the risk that Compton’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and

•	is better than other known, feasible alternative transactions, based on the above criteria.

In addition, BMO Capital Markets considered, among other things, the following matters:

•	Compton, with its current capital structure, is unable to execute its business plan and at the same time service its debt;

•
in the event Compton has insufficient liquidity to continue to operate the business or Compton is unable to service its debt and refinance its debt as it matures, a likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of Compton;

•
the Recapitalization would extinguish the Notes and reduce bank indebtedness with the net proceeds of the Rights Offering, thereby substantially reducing Compton’s outstanding debt and eliminating the maturities of the Notes in 2011 and 2017;

•	the Recapitalization would substantially reduce Compton’s annual net interest expense;

•	Compton has the opportunity, at this time, to effect a Recapitalization with the approval of certain Noteholders and Shareholders in accordance with applicable law; and

•	BMO Capital Markets and Compton are not aware of any feasible alternative transactions that are better than the Recapitalization.

Independence of BMO Capital Markets

BMO Capital Markets was engaged by Compton pursuant to a letter agreement dated April 13, 2011, as amended effective May 30, 2011 (the “Engagement Agreement”), in contemplation of certain potential transactions involving the Notes. Under the terms of the Engagement Agreement, BMO Capital Markets is paid a monthly work fee, a fee for providing the Opinions and an additional fee for its advisory services to be paid upon the closing of the Recapitalization.  Compton has also agreed to pay BMO Capital Markets a financing fee if Compton or any of its affiliates completes a financing as part of or related to a restructuring transaction and, in certain circumstances, a fee upon the closing of an alternative transaction to the Recapitalization.  BMO Capital Markets is to be reimbursed for reasonable out-of-pocket expenses and Compton has agreed to indemnify BMO Capital Markets and certain persons against certain liabilities in connection with the engagement of BMO Capital Markets, including certain liabilities under applicable securities laws.

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Compton, or any of its respective associates or affiliates (collectively, the “Interested Parties”). Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as a financial advisor to Compton in relation to the 2010 Recapitalization Transaction; (iii) acting as an underwriter to Compton in connection with an equity financing which closed on October 5, 2009; (iv) acting as current lender and bank facility administrative agent to Compton; (v) providing commodity trading services to Compton; and (vi) providing ongoing cash management services to Compton. A portion of the proceeds from the Rights Offering will be used to repay existing indebtedness under the Senior Bank Facility. The fees received by BMO or its affiliates in connection with the above activities are not or are not expected to be material to BMO. In addition to the services being provided under the Engagement Agreement, BMO Capital Markets and/or its affiliates have in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties. The fees received by BMO Capital Markets in connection with the above activities are not or are not expected to be material to BMO. There are no understandings, agreements or commitments between BMO, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to BMO.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities or hold financial instruments that derive value from the securities of Compton or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Compton or for its associates or affiliates, or with respect to the transactions contemplated by the Recapitalization.

The form and content of the Fairness Opinion have been approved by a committee of officers of BMO Capital Markets, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

Recommendation of the Boards of Directors

After careful consideration of, among other things, the Fairness Opinion, and upon consultation with their financial advisors and outside legal counsel, the boards of directors of Compton and Compton Finance have unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals.  The boards of directors also considered various factors discussed in the foregoing section entitled “Background To and Reasons For the Recapitalization”, including challenges in servicing and repaying the existing debt and the necessity to rationalize the capital structure to be able to raise additional funds to maintain its business.  Further, the boards of directors took note of the fact that they had received the Initial Support Agreement from the Initial Consenting Noteholders holding approximately 30% of the Principal Claim Amount at the time of their final deliberations.  The boards of directors unanimously recommend that the Securityholders vote in favour of the Consolidation Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Recapitalization Resolution and the Noteholders’ Arrangement Resolution, as applicable, at the Meetings.

           CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION

Issuance and Resale of Securities Received in the Recapitalization

United States

Status under U.S. securities laws

At the time of the Arrangement, Compton is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. Compton intends to apply to the TSX for the TSX Conditional Listing Approval in advance of the Meetings. Compton does not currently intend to seek a listing for any securities for which it is seeking TSX Conditional Listing Approval on a stock exchange in the United States.

Issuance and resale of Securities under U.S. securities laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Noteholders in the United States. All Noteholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issuance to or the resale by Noteholders within Canada of securities of Compton. Noteholders reselling their securities in Canada must comply with Canadian securities laws, as outlined below under “-- Canada”.

Exemption from the registration requirements of the 1933 Act

The Common Shares or New Common Shares, if any, and the Rights to be issued to Noteholders under the Arrangement have not been registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, and exemptions provided under the securities laws of each state of the United States in which Noteholders reside.  Section 3(a)(10) of the 1933 Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Common Shares or New Common Shares, if any, and the Rights issued in the Arrangement.

The issuance of Common Shares or New Common Shares, if any, upon the exercise of the Rights are not eligible for the exemption from registration under Section 3(a)(10) of the 1933 Act and may not be issued in the absence of an effective registration statement, or another exemption under the 1933 Act.  Compton intends to file the Registration Statement with the SEC on or about August 4, 2011, which Registration Statement will register the New Common Shares or Common Shares, as applicable, issuable upon the exercise of the Rights.

Resales of Rights and Common Shares or New Common Shares within the United States after the completion of the Arrangement

Persons who are not affiliates of Compton after the Arrangement may resell the Rights and Common Shares or New Common Shares, if any, that they receive in the Arrangement in the United States without restriction under the 1933 Act. A Person who will be an “affiliate” of Compton after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are affiliates of Compton after the Arrangement may not resell the Rights or any Common Shares or New Common Shares that they receive in the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.

•
Affiliates - Rule 144. In general, under Rule 144, persons who are affiliates of Compton after the Arrangement will be entitled to sell in the United States, during any three-month period, the Rights and any Common Shares or New Common Shares that they receive in the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, requirements, aggregation rules and the availability of current public information about Compton. Persons who are affiliates of Compton after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Compton.

•
Affiliates - Regulation S. In general, under Regulation S, persons who are affiliates of Compton solely by virtue of their status as an officer or director of Compton may sell their Rights and any Common Shares or New Common Shares received in the Arrangement outside the United States in an “offshore transaction” if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable). Certain additional restrictions, set for in Rule 903 of Regulation S, are applicable to a holder of such securities who is an affiliate of Compton after the Arrangement other than by virtue of his or her status as an officer or director of Compton.

Resales of Rights and Common Shares or New Common Shares within the United States after the completion of the Arrangement

Compton intends to file the Registration Statement with the SEC on or about August 4, 2011 in order to register the offer and sale of Cashless Warrants and Rights to the Shareholders, New Common Shares or Common Shares, as applicable, Cashless Warrants and Backstop Rights to the Backstoppers, and any Common Shares or New Common Shares issuable upon the conversion or exercise, as applicable, of Cashless Warrants, Backstop Rights and Rights issued to Shareholders and Noteholders in the Recapitalization.

Canada

The issuance of the New Common Shares and Rights to the Noteholders in the Note Exchange Transaction will be exempt from the prospectus and registration requirements under Canadian securities legislation.  As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recession or damages, will not be available in respect of the New Common Shares and Rights in the Note Exchange Transaction.

The New Common Shares and Rights issued to the Noteholders in the Note Exchange Transaction and the New Common Shares issuable on the exercise of the Rights issued to the Noteholders will be fully transferable subject to typical securities law limitations.  Noteholders are advised to seek legal advice prior to any resale of the New Common Shares and Rights.

Compton intends to file the Final Prospectus in each of the provinces and territories of Canada on or about August 4, 2011 in order to qualify the distribution of the Cashless Warrants and Rights to the Shareholders, the New Common Shares, Cashless Warrants and Backstop Rights to the Backstoppers, and all of the New Common Shares issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights.  In order to qualify the foregoing distributions, Compton must receive the Prospectus Receipt.  It is anticipated that Compton will receive the Prospectus Receipt on or about August 4, 2011.  If the Prospectus Receipt is received, the Cashless Warrants and Rights distributed to the Shareholders, the New Common Shares, Cashless Warrants and Backstop Rights distributed to the Backstoppers, and all of the New Common Shares, issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Rights and Backstop Rights will be fully transferable subject to typical securities law limitations.  Shareholders and Backstoppers, as applicable, are advised to seek legal advice prior to any resale of the same.

Stock Exchange Listing

The Common Shares are listed on the TSX.  Compton has applied to the TSX for the TSX Conditional Listing Approval.

Expenses

The estimated fees, costs and expenses payable by Compton in connection with the completion of the Recapitalization including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $19.4 million.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Compton Petroleum Corporation
Pro Forma Consolidated Balance Sheet
As at March 31, 2011
(in thousands of Canadian dollars)

			Compton Petroleum
	Compton Petroleum		Corporation
	Corporation		March 31, 2011
	March 31, 2011	Recapitalization(1)	(pro forma)
	(unaudited)		(unaudited)

Current assets:
Trade and other accounts receivable	$22,579	$-	$22,579
Risk management	5,530	-	5,530
Other current assets	5,328	-	5,328
	33,437	-	33,437

Development and production(5)	691,742	(145,456)	546,286
Exploration and evaluation(5)	62,716	(13,186)	49,530
Other long term assets	2,597	-	2,597
	$790,492	$(158,642)	$631,850

Current liabilities:
Trade and other accounts payable	$35,310	$(2,752)	$32,558
Credit facility(3)	137,206	(29,816)	107,390
Risk management	257	-	257
Senior term notes	43,731	(43,731)	-
MPP term financing	12,339	-	12,339
	228,843	(76,299)	152,544

Senior term notes	188,043	(188,043)	-
Risk management	3,681	-	3,681
MPP term financing	30,879	-	30,879
Provisions	142,746	-	142,746
Deferred income taxes(4)	6,084	(6,084)	-
	600,276	(270,426)	329,850
Shareholders equity:
Share capital(2)(6)	416,433	(203,022)	213,411
Share purchase warrants	13,800	27,602	41,402
Other reserves	39,670	-	39,670
Deficit	(287,204)	287,204	-
Non-controlling interest	7,517	-	7,517
	190,216	111,784	302,000
	$790,492	$(158,642)	$631,850

           NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

1) Basis of Presentation

This unaudited pro forma consolidated balance sheet of Compton is derived from the unaudited consolidated balance sheet of Compton as at March 31, 2011. This unaudited pro forma consolidated balance sheet is intended to reflect the consolidated financial position of Compton as at March 31, 2011, after giving effect to certain events and transactions, as further described in the accompanying Circular, as if such events and transactions had occurred on March 31, 2011.  The following are the events and transactions reflected in this unaudited pro forma consolidated balance sheet:

(a)
the implementation of the Plan of Arrangement including the corporate and capital reorganization and distributions under the Plan of Arrangement as discussed below under “Plan of Arrangement Adjustments”;

(b)	the securities distributed under the Recapitalization as discussed below under “Equity and Other Financing Transaction Adjustments”;

(c)	the IFRS Deemed Cost Election to reflect assets at underlying fair values, recognized as a deemed cost as discussed below under “IFRS Deemed Cost Election”; and

(d)	the reduction of stated capital to eliminate the deficit balance as discussed below under “Stated Capital Reduction”.

The above events and transactions are further described in more detail elsewhere in this Circular.

Other than those transactions described above, this pro forma balance sheet does not give effect to transactions occurring after March 31, 2011.

All references to U.S. dollar equivalents of Canadian dollar amounts are based on an exchange rate of U.S.$1.00 = Cdn$0.9718, being the Bank of Canada closing rate for March 31, 2011.  All capitalized terms are defined in the body of the Circular.

This unaudited pro forma consolidated balance sheet should be read in conjunction with the Consolidated Financial Statements, accompanying notes and related management’s discussion and analysis and the March 31, 2011 unaudited interim consolidated financial statements, accompanying notes and related management’s discussion and analysis.

The Plan of Arrangement is subject to possible amendment and approval.  In addition, certain other transactions contain conditions in addition to the approval of the Plan of Arrangement.  If the Plan of Arrangement is approved and all the various conditions required to implement the other agreements are met, the events and transactions will be accounted for on the basis of events and circumstances at the effective date of the Plan of Arrangement.  This unaudited pro forma consolidated balance sheet is based on currently available information and on certain assumptions management believes are reasonable under the circumstances.  Some assumptions may not materialize and events and circumstances occurring subsequent to the date on which this unaudited pro forma consolidated balance sheet has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma consolidated balance sheet.  Additionally, this unaudited pro forma consolidated balance sheet does not purport to represent what Compton’s actual financial position will be upon emergence from the proceedings or represent what the fair value of Compton’s assets or liabilities will be at the actual Effective Date.

2) Plan of Arrangement Adjustments

In conjunction with the filing of the Plan of Arrangement, certain amounts classified as “Liabilities” are subject to recapitalization.  As such, the book value of the Senior Notes of $231.8 million has been recognized as share capital on the proforma balance sheet.

Under the Plan of Arrangement, the capital reorganization provides for the following:

The cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Notes and the Indentures.

3) Rights Offering Adjustments

In conjunction with the filing of the Rights Offering, net proceeds of $30.6 million will be applied to further reduce the Senior Bank Facility.  Transaction costs associated with the Plan of Arrangement and Rights Offering have been estimated to be approximately $19.4 million.  These costs are comprised of financial advisory fees of $10.7 million, accounting, legal, and regulatory filing fees of $1.5 million, and change of control costs of $7.2 million.

4) Deferred Income Taxes

Transactions have been tax affected, where applicable, at an estimated tax rate of 25.5%.  No deferred tax assets have been recognized due to the uncertainty, at this time, of realization in the future.

5) IFRS Deemed Cost Election

Compton has applied the IFRS Deemed Cost Election following the Plan of Arrangement and Rights Offering to reflect the petroleum and natural gas assets at their underlying fair value.  As a result, a fair value adjustment of $158.6 million has been recognized in deficit on the proforma consolidated balance sheet and the assets have been presented at their revised deemed cost.

6) Stated Capital Reduction

On the Effective Date, Compton has reduced its stated share capital by $472.1 million to eliminate its deficit balance. The stated share capital following the Stated Capital Reduction is $213.4 million.

           THE NOTES

Compton Finance entered into the Senior Note Indenture and the Mandatory Convertible Note Indenture, each dated October 18, 2010, with the Indenture Trustee, pursuant to which it issued an aggregate of US$193.5 million of Senior Notes and US$45.0 million of Mandatory Convertible Notes in connection with the 2010 Recapitalization Transaction.  The Notes are guaranteed by Compton, are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Compton or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

More detail about the Notes can be found in the Indentures available at www.sedar.com.

           COMPTON AFTER THE RECAPITALIZATION

Share Capital

After the Recapitalization is implemented, the authorized capital of Compton will consist of an unlimited number of New Common Shares. On the Effective Date, 19,964,543 New Common Shares will be outstanding.

Assuming the exercise of all of the Rights (including for this purpose, the Backstop Rights), an aggregate of 26,358,534 New Common Shares will be outstanding.  Assuming the conversion or exercise, as applicable, of all of the Cashless Warrants and Rights (including for this purpose, the Backstop Rights), an aggregate of 30,049,514 New Common Shares will be outstanding.

           PRICE RANGE AND TRADING VOLUME FOR THE EXISTING COMMON SHARES

The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the TSX for the periods indicated:

2010	High	Low	Volume

June	$0.83	$0.58	26,962,601
July	$0.61	$0.52	12,920,503
August	$0.53	$0.38	13,427,056
September	$0.59	$0.395	11,801,177
October	$0.56	$0.475	7,814,583
November	$0.50	$0.395	11,143,389
December	$0.47	$0.39	18,117,130
2011
January	$0.47	$0.39	68,608,068
February	$0.455	$0.38	32,844,815
March	$0.40	$0.31	22,522,117
April	$0.355	$0.28	8,415,514
May	$0.31	$0.165	12,509,445
June (June 1 - June 23)	$0.24	$0.10	27,043,486

           LEGAL PROCEEDINGS

In the ordinary course of business activities, Compton may be contingently liable for litigation and claims with customers, suppliers and former employees.  Management believes that adequate provisions have been recorded in the accounts where required.  Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of Compton.

           INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Securityholder.  Consequently, Securityholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Recapitalization having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Canadian Tax Act generally applicable as of the date hereof to holders who participate in the Recapitalization and who, for purposes of the Canadian Tax Act and at all relevant times, hold their Common Shares and Notes, and will hold their New Common Shares and Rights as capital property. A holder of Common Shares and a holder of Senior Notes and Mandatory Convertible Notes who each meets the foregoing requirements and deals at arm’s length, and is not affiliated, with the Corporation is referred to in this summary as a “Shareholder” and a “Noteholder”, respectively, and this summary only addresses such Shareholders and Noteholders.  For purposes of this summary, any reference to New Common Shares shall be read as a reference to Common Shares in the event that the Share Consolidation is not approved.

Common Shares, New Common Shares, Notes and Rights will generally be considered to be capital property of a holder provided such holder does not use or hold and is not deemed to use or hold such securities in carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders and Noteholders (other than traders or dealers in securities) whose Common Shares, New Common Shares, or Notes might not otherwise qualify as capital property may, in certain circumstances, be able to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to deem such Common Shares, New Common Shares or Notes, and all other Canadian securities (within the meaning of the Canadian Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years, to be capital property.  Shareholders and Noteholders to whom this election may be relevant should consult with their own tax advisors with respect to the implications of such election.

This summary does not address holders who acquire New Common Shares, Cashless Warrants or Rights otherwise than under the Recapitalization and does not address holders that acquire Rights and Cashless Warrants pursuant to the Rights Offering. In addition, this summary does not apply to a Shareholder or Noteholder (a) that is a “financial institution” for purposes of the mark to market rules in the Canadian Tax Act, (b) that is a “specified financial institution” for purposes of the Canadian Tax Act, (c) an interest in which would be a tax shelter investment within the meaning of the Canadian Tax Act, (d) that is a partnership or a trust, or (e) that has elected under the Canadian Tax Act to determine his or her Canadian tax results in a currency other than Canadian currency.

For purposes of computing the amount of income, taxable income and taxes payable by a holder of Common Shares, Senior Notes or Mandatory Convertible Notes, the Canadian Tax Act provides that such amounts shall be determined in Canadian dollars based on the US$/Cdn$ exchange rate (the “Exchange Rate”) quoted by the Bank of Canada for noon on the relevant date. The proceeds of disposition of the Senior Notes and the Mandatory Convertible Notes, the adjusted cost base of the Senior Notes and the Mandatory Convertible Notes, the treatment of accrued interest payable on the Senior Notes or Mandatory Convertible Notes, and other amounts relevant for purposes of computing the income, taxable income and tax payable of a Shareholder or Noteholder will be determined based on the Exchange Rate on the date: (i) the Senior Notes and the Mandatory Convertible Notes are disposed of; (ii) the Senior Notes and the Mandatory Convertible Notes were acquired; (iii) accrued interest on the Senior Notes or the Mandatory Convertible Notes is payable; and (iv) that is relevant for purposes of determining such other amount. For purposes of this summary, it is assumed that any reference to proceeds of disposition, adjusted cost base and interest payable in respect of the Notes will be a reference to the Canadian dollar equivalent based on the Exchange Rate at the relevant time.

This summary is based on the terms of the Recapitalization, Senior Notes, Mandatory Convertible Notes and Rights as described in this Circular, the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Recapitalization. The income tax consequences of the Recapitalization will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business, and the holder’s own particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences of the Recapitalization to any particular holder are made. All Shareholders and Noteholders should obtain independent advice from their own tax advisors regarding the income tax considerations to them of the Recapitalization having regard to their own particular circumstances.

Residents of Canada

This portion of the summary applies only to Shareholders and Noteholders who, for purposes of the Canadian Tax Act and at all relevant times, are or are deemed to be resident in Canada and who participate in the Recapitalization. Shareholders and Noteholders who meet these requirements are referred to in this portion of the summary as “Resident Shareholders” or “Resident Noteholders”, respectively, and this portion of the summary only addresses such Resident Shareholders and Resident Noteholders.

Note Exchange Transaction

The exchange by a Resident Noteholder of Senior Notes and Mandatory Convertible Notes for New Common Shares and Rights pursuant to the Recapitalization will result in a capital gain (or capital loss) to the Resident Noteholder if and to the extent that the proceeds of disposition of the Senior Notes and Mandatory Convertible Notes (consisting of the fair market value of the New Common Shares and the Rights and any cash received by a Resident Noteholder) exceed (or are less than) the adjusted cost base to the Resident Noteholder of the Senior Notes and Mandatory Convertible Notes so exchanged. The treatment of capital gains and capital losses is described below under “Taxation of Capital Gains and Capital Losses”. All or a portion of a capital loss otherwise realized by a Resident Noteholder in respect of the disposition of Mandatory Convertible Notes may, in the case of an individual Resident Noteholder, be denied for purposes of the Canadian Tax Act and may, in the case of a Resident Noteholder that is a corporation, trust or partnership, be postponed until after such property or substituted property is no longer owned by such Resident Noteholder or an affiliated person. The aggregate cost of the New Common Shares and Rights received by a Resident Noteholder will be equal to the fair market value of the Notes so exchanged less the amount of any cash received.  A reasonable allocation of the fair market value of the Notes (less the amount of any cash received) between such New Common Shares and Rights will be required for purposes of determining the cost to a Noteholder of the New Common Shares and Rights so received.  Neither the trading value of the New Common Shares, nor the value of the Rights, on the date of the Note Exchange Transaction has been determined by the Corporation. The cost of the New Common Shares and Rights must each be averaged with the adjusted cost base of all other New Common Shares and Rights, respectively, held by the Resident Noteholder as capital property.

Any Right exercised by a holder thereof will not be considered to have been disposed of by such holder on the exercise of the Right and, as a result, no gain or loss will be realized by the holder of a Right upon the exercise of such Right. When Rights are exercised to subscribe for New Common Shares, the adjusted cost base of the New Common Shares acquired thereby will be equal to the aggregate adjusted cost base of the Rights and, the exercise price paid for the New Common Shares acquired thereby. Generally, any disposition or deemed disposition of Rights (which does not include the exercise thereof) will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Rights, and any reasonable costs of disposition.

Interest accrued on the Notes up to, but not including, the Effective Date will be included in a Resident Noteholder’s income for the Resident Noteholder’s taxation year in which such amounts accrued, regardless of whether the interest is paid in cash or added to the Principal Claim Amount.  An individual is required to include in computing his or her income for a taxation year any interest received or receivable in the year, depending on the method regularly followed by the taxpayer.  Any interest not paid in cash and added to the Principal Claim Amount will be treated as a payment of principal when the Notes are exchanged for New Common Shares and Rights.

Consolidation of Common Shares

A Resident Shareholder will not realize a capital gain or capital loss as a result of the consolidation of the Common Shares held by such Resident Shareholder.  The aggregate adjusted cost base to a Resident Shareholder of all New Common Shares received as a result of such consolidation will be the same as the adjusted cost base of such Resident Shareholder’s Common Shares immediately before such consolidation.

Tax Treatment of New Common Shares

Any dividends received or deemed to be received on the New Common Shares will be included in computing the Resident Shareholder’s taxable income.  In the case of an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from “taxable Canadian corporations” (as defined in the Canadian Tax Act).  An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated as such by Compton. Taxable dividends received by a corporation on the New Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.  Taxable dividends received by an individual may give rise to alternative minimum tax under the Canadian Tax Act depending on the individual’s circumstances.

Private corporations (as defined in the Canadian Tax Act) and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable to pay a 33⅓% refundable tax under Part IV of the Canadian Tax Act on taxable dividends received (or deemed to be received) on the New Common Shares to the extent such dividends are deductible in computing the Resident Shareholder’s taxable income. This refundable tax generally will be refunded to a corporate Resident Shareholder at the rate of $1 for every $3 of taxable dividends paid to its shareholders while it is a private corporation.

Generally, a disposition or deemed disposition of New Common Shares, other than to the Corporation, will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the New Common Shares and any reasonable costs of disposition.

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a “taxable capital gain”) realized in a taxation year by a Resident Noteholder or Resident Shareholder must be included in such holder’s income for the year and one half of any capital loss (an “allowable capital loss”) realized by a Resident Noteholder or Resident Shareholder in a taxation year is deducted from taxable capital gains realized by such holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, in the circumstances and to the extent provided by the Canadian Tax Act.

A Resident Noteholder or Resident Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) of 6⅔% on its aggregate investment income for the year, which is defined to include taxable capital gains. Capital gains realized by an individual may be subject to alternative minimum tax.

Eligibility for Investment

Provided that the New Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the relevant time, the New Common Shares issued pursuant to the Recapitalization will be qualified investments under the Canadian Tax Act and the Regulations for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans, registered disability savings plans, tax-free savings accounts (“TFSA”), and deferred profit sharing plans, all as defined in the Canadian Tax Act (collectively, the “Deferred Plans”). Provided that either the Rights or the New Common Shares issuable on the exercise of such Rights are listed on a designated stock exchange at the relevant time, the Rights issued pursuant to the Recapitalization will be qualified investments under the Canadian Tax Act and the Regulations for the Deferred Plans if Compton deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or holder of, such Deferred plan.

Notwithstanding the foregoing, the holder of a TFSA (or, under certain proposals contained in the March 22, 2011 and June 6, 2011 federal budgets, the annuitant under an RRSP or RRIF) that holds New Common Shares or Rights that are a qualified investment for Deferred Plans will be subject to a penalty tax if the holder or annuitant, as applicable, does not deal at arm’s length with Compton for purposes of the Canadian Tax Act or has a significant interest (within the meaning of the Canadian Tax Act) in Compton or in any corporation, partnership, or trust with which Compton does not deal at arm’s length for purposes of the Canadian Tax Act.

Prospective investors who intend to hold New Common Shares or Rights in a TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

Non-Residents of Canada

The following portion of the summary is generally applicable to Noteholders or Shareholders who participate in the Recapitalization and who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, at all relevant times: (i) are not resident or deemed to be resident in Canada; and (ii) do not use or hold, and are not deemed to use or hold their Notes or Common Shares, as applicable, in connection with carrying on a business (or an adventure or concern in the nature of trade) in Canada (a “Non-Resident Holder”). This summary does not address an insurer that carries on an insurance business in Canada and elsewhere, or an authorized foreign bank that carries on a Canadian banking business.

Note Exchange Transaction

The payment by the Corporation of interest accrued on the Notes up to, but not including, the Effective Date is not subject to Canadian withholding tax.

On an exchange of the Notes, if the amount of the consideration received on the exchange exceeds, generally, the issue price of the Notes the excess may, in certain circumstances, be deemed to be interest and may, together with any interest that has accrued on the Notes to that time, be subject to non-resident withholding tax if any such interest is participating debt interest as defined in the Canadian Tax Act.  In general terms, participating debt interest means interest, all or any portion of which interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation but excludes interest on a prescribed obligation. A “prescribed obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the preceding sentence. If applicable, the normal rate of Canadian non-resident withholding tax is 25% but such rate may be reduced under the terms of an applicable income tax treaty.

The exchange of Senior Notes and Mandatory Convertible Notes for New Common Shares and Rights pursuant to the Recapitalization will not be subject to tax under the Canadian Tax Act, subject to the tax implications discussed above if the consideration in excess of the issue price of the Notes is deemed to be interest, if the Senior Notes and Mandatory Convertible Notes do not constitute "taxable Canadian property" for purposes of the Canadian Tax Act.  The Senior Notes should not constitute taxable Canadian property of a particular Non-Resident Holder.  Provided that the New Common Shares are listed on a designated stock exchange (which includes the TSX) at the time of disposition, the Mandatory Convertible Notes will generally not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued New Common Shares or any other class or series of shares of Compton; and (ii) more than 50% of the fair market value of the New Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.  Even if a Mandatory Convertible Note is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Mandatory Convertible Note may not be subject to tax under the Canadian Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty or convention.

Consolidation of Common Shares

A Non-Resident Holder will not realize a capital gain or capital loss as a result of the consolidation of the Common Shares held by such Non-Resident Holder.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the jurisdiction in which the Non-Resident Holder resides.

Dispositions of New Common Shares and Rights

A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a New Common Share or Right unless the New Common Share or Right (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Canadian Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided the New Common Shares are listed on a designated stock exchange for the purposes of the Canadian Tax Act (which currently includes the TSX) at the time of disposition, the New Common Shares and Rights generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued New Common Shares or any other class or series of shares of Compton; and (ii) more than 50% of the fair market value of the New Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties. Even if a Common Share or Right is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Common Share or Right may not be subject to tax under the Canadian Tax Act if such capital gain is exempt from Canadian tax pursuant to an income tax convention between Canada and the jurisdiction in which the Non Resident Shareholder resides. If a Non-Resident Holder to whom Common Shares or Rights are taxable Canadian property is not exempt from tax under the Canadian Tax Act by virtue of a tax treaty, the consequences described under the heading “Residents of Canada” will generally apply.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) that is a Shareholder or Noteholder of (a) the receipt, ownership, exercise, lapse and disposition of the Rights and/or Cashless Warrants, New Common Shares or Common Shares (if the Share Consolidation does not occur) pursuant to the Plan of Arrangement and Recapitalization, and (b) the ownership and disposition of New Common Shares or Common Shares received upon conversion or exercise, as applicable, of the Rights or Cashless Warrants.  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices, judicial decisions, and the Income Tax Convention between the United States and Canada, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This summary applies only to U.S. Holders that hold New Common Shares or Common Shares, Notes, Cashless Warrants, or Rights, as the case may be, as capital assets within the meaning of the Code. This discussion does not address the tax considerations arising as a result of a Noteholder having entered into a Backstop Agreement, or the U.S. federal income tax consequences to U.S. Holders subject to special rules, including, without limitation, U.S. Holders that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, (v) hold the New Common Shares or Common Shares, Notes, Cashless Warrants or Rights as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) have a functional currency other than the U.S. dollar, (vii) are subject to the alternative minimum tax, (viii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of Compton; and (ix) U.S. expatriates.  In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax.

As used herein, “U.S. Holder” means a beneficial owner of New Common Shares or Common Shares, Notes, Cashless Warrants, or Rights, as the case may be, that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any U.S. state or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity taxable as a partnership holds New Common Shares or Common Shares, Notes, Cashless Warrants, or Rights, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners of such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of this Plan of Arrangement and Recapitalization.

This discussion assumes, except where otherwise indicated, that the Mandatory Convertible Notes are treated as debt of Compton Finance and not as equity of Compton or as a prepaid forward contract to acquire Common Shares. Whether an instrument is debt or equity for U.S. federal income tax purposes is a factual matter.  A number of the terms of the Mandatory Convertible Notes and the circumstances surrounding their issuance indicate that it is appropriate to characterize the Mandatory Convertible Notes as debt for such purposes. Other terms, in particular the fact that, on maturity, the Mandatory Convertible Notes would be converted into Common Shares, indicate that equity characterization may be appropriate. If the Mandatory Convertible Notes are not treated as debt, the tax consequences of the ownership of the Mandatory Convertible Notes could differ materially from the consequences described herein. U.S. Holders should consult their own tax advisors regarding possible alternative treatment of the Mandatory Convertible Notes.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NEW COMMON SHARES OR COMMON SHARES, NOTES, CASHLESS WARRANTS OR RIGHTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY US IN CONNECTION WITH OUR PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS CONTEMPLATED HEREIN; AND (C) HOLDERS OF NEW COMMON SHARES OR COMMON SHARES, NOTES, CASHLESS WARRANTS OR RIGHTS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTIONS.

Tax Consequences to Existing Shareholders

Share Consolidation

The Share Consolidation generally will be treated as a tax-free transaction to Shareholders of the Corporation.  Accordingly, each U.S. Holder that receives New Common Shares in exchange for Common Shares incident to the Share Consolidation will not recognize any gain or loss for federal income tax purposes.  A U.S. Holder’s holding period for the New Common Shares received will include the holding period of the Common Shares surrendered therefor.  In general, the aggregate tax basis of the New Common Shares received incident to the Share Consolidation will equal the aggregate tax basis of the Common Shares surrendered therefor.

Because the number of Cashless Warrants and Rights issued in connection with the Recapitalization, and the Warrant Trigger Price, Subscription Price and the Strip Price therefor will be adjusted proportionately in the event that the Share Consolidation is not approved, the discussion below generally refers to the New Common Shares or the Common Shares, as applicable, as the Common Shares, unless otherwise indicated.

Receipt of Rights and Cashless Warrants

The distribution of Rights and Cashless Warrants by the Corporation to U.S. Holders of Common Shares generally should not be treated as a taxable distribution.  However, a shareholder that receives a right to acquire shares will be treated as having received a taxable distribution in an amount equal to the value of such right if the shareholder’s proportionate interest in the earnings and profits or assets of the Corporation is increased and any other shareholder receives a distribution of cash or other property.  For purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities.  The application of this rule in the present situation is complex and subject to some uncertainty in light of Compton’s existing Common Share Purchase Warrants, stock option plan, and Rights Plan, as well as the Mandatory Convertible Notes issued by Compton Finance that are convertible into Common Shares of the Corporation.  Although the issue is not free from doubt, we believe that the distribution of Rights and Cashless Warrants to U.S. Holders of Common Shares should be treated as a non-taxable stock distribution and we and our agents intend to treat the distribution of Rights and Cashless Warrants consistent with this belief.  This position is not binding on the IRS, or the courts, however. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the Rights and/or the Cashless Warrants would be taxable to a U.S. Holder of Common Shares as a dividend to the extent of the holder’s pro rata share of the Corporation’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. The remaining discussion assumes that U.S. Holders of Common Shares in respect of which the Rights and Cashless Warrants are received will not be subject to U.S. federal income tax on the receipt.

The determination of a U.S. Holder’s tax basis in the Rights and Cashless Warrants is also unclear.  In general, if the aggregate fair market value of the Rights distributed by the Corporation is less than 15% of the aggregate fair market value of the Corporation’s Common Shares at the time of the distribution, the tax basis of the Rights received by a U.S. Holder will be zero unless such holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued pursuant to the Recapitalization.  If the aggregate fair market value of the Rights at the time of the distribution is 15% or more of the aggregate fair market value of the Common Shares at such time, or if a U.S. Holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights received in the Recapitalization, then such holder’s tax basis in previously owned Common Shares will be allocated between such Common Shares and the Rights, based upon their relative fair market values as of the date of the distribution. Thus, if such an allocation is made and the Rights are later exercised, the tax basis in the Common Shares originally owned will be reduced by an amount equal to the tax basis allocated to the Rights and the basis in the new Common Shares will be increased by the tax basis allocated to the Rights. This election is irrevocable if made and would apply to all of the Rights received pursuant to the Recapitalization. The election must be made in a statement attached to a U.S. Holder’s federal income tax return for the taxable year in which the Rights are distributed.  The holding period for the Rights received in the Recapitalization by a U.S. Holder of Common Shares will include the holding period for the Common Shares with respect to which the Rights were received.

The treatment of the Cashless Warrants for purposes of the basis allocation rule is not clear.  The Cashless Warrants may be viewed as similar to the Rights and treated in the same manner as described above.  In such event, the fair market value of the Cashless Warrants may be aggregated with the fair market value of the Rights in determining whether a U.S. Holder should allocate a portion of its tax basis of previously owned Common Shares to the Rights and Cashless Warrants received pursuant to the Recapitalization under the 15% test discussed above.

Alternatively, the Cashless Warrants may be viewed as a contingent right to receive additional Common Shares in the future that serve the function of a valuation adjustment mechanism in the context of the Recapitalization.  Until additional Common Shares are received pursuant to the Cashless Warrants or the Cashless Warrants expire, the interim basis of the Common Shares held by a U.S. Holder would generally be determined by assuming that such U.S. Holder will receive the additional Common Shares.  If and when the Cashless Warrants expire, the aggregate adjusted tax basis of the Common Shares held by the U.S. Holder before the Recapitalization would be reallocated among the Common Shares then held by the U.S. Holder.

Exercise of Rights or Cashless Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of the Rights or deemed exercise of the Cashless Warrants and related receipt of Common Shares.  A U.S. Holder’s initial tax basis in the Common Shares received upon the exercise of the Rights should be equal to the sum of (a) such U.S. Holder’s tax basis in such Rights, if any, plus (b) the Subscription Price paid by such U.S. Holder on the exercise of such Rights. A U.S. Holder’s holding period for the Common Shares received on the exercise of Rights should begin on the day that such Rights are exercised by such U.S. Holder.

As discussed above, if the Cashless Warrants distributed to a U.S. Holder are treated differently from the Rights for U.S. tax purposes, i.e., the Cashless Warrants are viewed as a contingent right to receive additional Common Shares pursuant to a valuation adjustment, the U.S. Holder’s tax basis in the Common Shares received pursuant to the Cashless Warrants should be determined by reallocating the aggregate tax basis of the Common Shares held by such U.S. Holder before the Recapitalization among the Common Shares held by such U.S. Holder after the receipt of additional Common Shares pursuant to the Cashless Warrants.  The holding period for the Common Shares received by a U.S. Holder incident to the deemed exercise of the Cashless Warrants would include the holding period of the Common Shares with respect to which the Cashless Warrants were received.

A U.S. Holder that exercises Rights received in the Recapitalization, or receives Common Shares pursuant to the automatic conversion of the Cashless Warrants within the period beginning 30 days prior to disposing of the Common Shares with respect to which the Rights or the Cashless Warrants were received and ending 30 days after disposing of such Common Shares is urged to consult a tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.

Disposition of Rights or Cashless Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Right or Cashless Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis, if any, in the Right or Cashless Warrant sold or otherwise disposed of.

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” below, any such gain or loss generally will be capital gain or loss, and will be short term or long term depending on whether the Rights or Cashless Warrants are treated as having been held for more than one year under the special holding period rule described above under “Receipt of Rights and Cashless Warrants.” Long-term capital gains of a non-corporate taxpayer are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to various limitations.

If the consideration received is not in U.S. dollars, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder.  If the Right or Cashless Warrant sold or exchanged is treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. Additionally, if a U.S. Holder receives any foreign currency on the sale of Right or Cashless Warrant, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Lapse of Rights or Cashless Warrants

Upon the lapse or expiration of a Right or Cashless Warrant, a U.S. Holder would recognize no loss.  Notwithstanding the discussion under “Receipt of Rights and Cashless Warrants” above, basis will be allocated to a Right or Cashless Warrant only if it is exercised or disposed of.  If a holder allows a Right to lapse unexercised, or a Cashless Warrant expires before the conditions for its automatic conversion are satisfied, no basis will be treated as having been allocated to such Right or Cashless Warrant.

Tax Consequences to Noteholders

Receipt of Common Shares and Rights

The exchange of Notes for Common Shares and Rights by Noteholders pursuant to the Plan of Arrangement would generally qualify as an exchange under Section 351 of the Code if, immediately after the consummation of the Plan of Arrangement and Recapitalization, the Noteholders collectively hold at least 80% of the aggregate voting power of Common Shares of Compton.  For purposes of applying the 80% test, the subscription of additional Common Shares upon exercise of the Rights by the Noteholders might be viewed together with the exchange of Notes as a single transaction.  However, it is unclear to what extent the Common Shares received by the Backstoppers can be taken into account for this purpose.  The application of Section 351 requires “property” to be transferred to the corporation in exchange for stock issued by the corporation.   Because a portion of the Common Shares received by the Backstoppers may be considered as partial compensation for the performance of their obligations under the Backstop Agreements, such portion of the Common Shares issued to the Backstoppers could be treated as issued for other than property for Section 351 purposes.

Section 351 of the Code, if applicable, generally prevents recognition of both gains and losses, except to the extent of the value of any Rights received.  Because Compton, however, is a non-U.S. corporation, Section 367 of the Code overrides the gain deferral provisions of Section 351 and thus, a U.S. Holder would generally recognize gain, but not loss, on the receipt of Common Shares and Rights in exchange for the Notes for U.S. federal income tax purposes.  In certain circumstances, a U.S. Holder may avoid current gain recognition imposed by Section 367 (i) if such U.S. Holder owns less than 5% of the outstanding stock of Compton immediately after the exchange, or (ii) if such U.S. Holder owns 5% or more of the outstanding stock of Compton immediately after the Exchange, the U.S. Holder enters into a “gain recognition agreement” that meets the requirements set forth in the Treasury Regulations promulgated under Section 367 of the Code and certain other conditions are met.  This exception, however, is available only to a U.S. Holder that exchanges “stock or securities” in a non-U.S. corporation for the Common Shares.  Whether the Notes exchanged by the Noteholders constitute “securities” for U.S. federal income tax purposes depends on a variety of factors, including the term of the Notes. A debt instrument with a term of five years or less generally does not qualify as a security, and a debt instrument with a term of ten years or more generally does qualify as a security. The treatment of a debt instrument with a term between five and ten years as a security is unclear. Although not free from doubt, the Senior Notes may be treated as securities because they have a term of seven years.  However, because of the short-term nature of the Mandatory Convertible Notes, it is unlikely that the Mandatory Convertible Notes would be considered to be a security for U.S. federal income tax purposes.  If, contrary to the assumption set out above, the Mandatory Convertible Notes were classified as equity of Compton for U.S. federal income tax purposes, the Mandatory Convertible Notes could be treated as “stock” for purposes of the exceptions.

U.S. Holders should consult their own tax advisor regarding the availability of gain deferral under the exceptions outlined above in their particular situations.  If gain is deferred, to the extent that any Notes exchanged by a U.S. Holder for Common Shares were acquired with market discount, any market discount accrued on such Notes but not recognized by the holder may cause any gain recognized on the subsequent sale, exchange, redemption or other disposition of the Common Shares to be treated as ordinary income.  If neither exception applies, a U.S. Holder will recognize gain, but not loss, for U.S. federal income tax purposes.  The amount and character of the gain recognized will be determined in the same manner as gain would be determined in a fully taxable exchange as described immediately below.  A U.S. Holder realizing, but not recognizing, a loss would have a carryover basis in the Common Shares received and would have a holding period in such Common Shares that includes its holding period in the Notes exchanged.

If Section 351 of the Code does not apply to a U.S. Holder’s receipt of Common Shares in exchange for the Notes and Rights pursuant to the Plan of Arrangement, then the exchange will be fully taxable and the U.S. Holder will recognize gain or loss for U.S. federal income tax purposes.  The amount of gain or loss recognized by a U.S. Holder should equal to the difference between (i) the amount realized by the U.S. Holder in the exchange and (ii) such holder’s adjusted tax basis in the Notes surrendered in the exchange.  The amount realized in the exchange will equal the aggregate fair market value of the shares of Common Shares and Rights at the time of the exchange.  The U.S. Holder’s adjusted tax basis in the Notes surrendered in the exchange will be equal to the amount paid therefor, increased by any accrued original issue discount (“OID”) and any market discount previously included in income and reduced by payments other than payments of qualified state interest and by any amortizable bond premium previously taken into account.  The U.S. Holder’s adjusted tax basis in the Common Shares and the Rights will equal their fair market values.  The U.S. Holder’s holding period in the Common Shares and the Rights will begin on the day after the day of the exchange.  Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Notes and not previously included in income by the U.S. Holder, any gain or loss would be capital gain or loss and would be short-term capital gain or loss because the U.S. Holder will not have held the Notes for more than one year as of the date of the exchange.  The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

If, contrary to the assumption set out above, the Mandatory Convertible Notes were classified as equity of Compton for U.S. federal income tax purposes, and regardless of whether the exchange qualifies under Section 351, the receipt of Common Shares and Rights by a U.S. Holder in exchange for the Mandatory Convertible Notes could be treated as a tax-deferred recapitalization.  However, Section 367 would apply to override the gain deferral with respect to the receipt of Common Shares and Rights by such U.S. Holder, unless an exception described above applies.

Cash received by a U.S. Holder in lieu of a fractional Common Share or Right should be treated as a payment in exchange for the fractional share or Right, and a U.S. Holder generally will recognize taxable gain or loss on the receipt of cash in lieu of a fractional Common Share or Right in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s tax basis in the fractional share or Right.

Exercise, Disposition, Lapse of Rights

A U.S. Holder will generally not recognize any gain or loss upon the exercise of Rights.  A U.S. Holder’s tax basis in the Common Shares received upon exercising the Rights will equal the sum of such holder’s tax basis in the Rights, plus the amount paid to exercise the Rights.  A U.S. Holder’s holding period in the Common Shares received will commence on the day after the exercise of the Rights.

If a U.S. Holder allows a Right to expire unexercised, the U.S. Holder will be deemed to have sold or exchanged the Right on the day it expires.  If a U.S. Holder sells or exchanges a Right, the holder will generally recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale or exchange and such holder’s tax basis in the Right.  The capital gain or loss will be short term in the present situation.  Capital losses are generally subject to deductibility limitations.

Tax Consequences to U.S. Holders of Common Shares

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” below, the gross amount of any distribution paid on the Common Shares by the Corporation will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, under current law certain dividends received by non-corporate U.S. Holders prior to January 1, 2013 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”).  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Income Tax Convention between the United States and Canada meets these requirements, and the Corporation believes it is eligible for the benefits of the Income Tax Convention between the United States and Canada. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below in “Passive Foreign Investment Company (PFIC) Considerations,” the Corporation believes that it is not a PFIC for U.S. federal income tax purposes and does not expect to become a PFIC in the future.

To the extent that a distribution exceeds the amount of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “Sale, Exchange, or Other Taxable Disposition of Common Shares” below).  However, the Corporation does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are actually or constructively received, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to the U.S. dollar value on the date of receipt. Any foreign currency gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize U.S. source capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss would be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year as of the date of the sale, exchange or other disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

With respect to the sale, exchange or other taxable disposition of Common Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. Additionally, if a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Foreign Tax Credit Considerations

For purposes of the U.S. foreign tax credit limitations, dividends received by a U.S. Holder with respect to Common Shares will be foreign source income and generally will be “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”  In general, gain or loss realized upon sale or exchange of the Common Shares, Rights or Cashless Warrants by a U.S. Holder will be U.S. source income or loss, as the case may be.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company (PFIC) Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in its Common Shares includes any period during a taxable year of the Corporation in which the Corporation is a passive foreign investment company (a “PFIC”). A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation will generally continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income. However, passive income excludes gains from transactions in commodities if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade or inventory, real property and depreciable property used in its trade or business, or supplies of a type normally consumed in the course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

The Corporation does not believe it is a PFIC and does not expect to be become a PFIC in the foreseeable future.  However, there can be no assurance regarding the PFIC classification of the Corporation in 2011 and subsequent taxable years, because PFIC classification is fundamentally factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year in question.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, Rights or Cashless Warrants, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Common Shares, Rights or Cashless Warrants, or upon the receipt of certain distributions treated as “excess distributions,” unless such holder, in respect of the Common Shares, elects to be taxed currently (as discussed below) on its pro rata portion of the Corporation’s income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to a U.S. Holder with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for the Common Shares.  For this purpose, a U.S. Holder’s holding period of any Common Shares acquired upon the exercise of the Rights or the conversion of the Cashless Warrants will include the period such Rights or Cashless Warrants were held.

In general, U.S. persons that hold shares of a PFIC may be able to make either a “mark-to-market” election or “qualified electing fund” (“QEF”) election to mitigate certain of the adverse tax consequences of holding shares in a PFIC. The “mark-to-market” election (to include gain or loss on the Common Shares as ordinary income under a mark-to-market method of accounting) is available to a U.S. person holding shares in a PFIC only if such shares constitute “marketable stock” for purposes of the PFIC rules. The Corporation believes that the Common Shares are marketable stock and that so long as they are regularly traded on the TSX, a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if the Corporation is classified as a PFIC. The QEF election will not be available to U.S. Holders if the Corporation does not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because the Corporation does not intend to provide U.S. Holders with the information necessary to make a QEF election.  In addition, neither the QEF nor the mark-to-market election is available with respect to the Rights or Cashless Warrants, and therefore, the rules described above generally apply to gain realized on the disposition of the Rights or Cashless Warrants and possibly Common Shares received pursuant to the Cashless Warrants.

If the Corporation were a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder held Common Shares, Rights or Cashless Warrants in which the U.S. Holder recognized a gain or received a distribution from the Corporation. Recently enacted legislation requires a U.S. Holder to file an annual report containing such information as the IRS may require even in the absence of a distribution being received, gain being realized, or an election being made.

Each U.S. Holder is urged to consult its own tax advisor regarding the Corporation’s PFIC classification, the consequences to such U.S. Holder of the Corporation’s PFIC classification, and the availability and the consequences of making a mark-to-market or QEF election.

Additional Tax on Passive Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, Rights or Cashless Warrants, subject to certain limitations and exceptions.

U.S. Holders are urged to consult their own tax advisors regarding the possible implications of tax described above.

U.S. Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. New U.S. return disclosure obligations (and related penalties for failure to disclose) have also been imposed on U.S. individuals that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Common Shares, Rights and Cashless Warrants. U.S. Holders of Common Shares, Rights or Cashless Warrants should consult with their own tax advisors regarding the requirements of filing information returns.

Dividends on Common Shares and proceeds from the sale or other disposition of Common Shares, Rights or Warrants that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient.  In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a U.S. Holder fails to provide its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

           RISK FACTORS

In addition to the other information set forth and incorporated by reference in this Circular, Securityholders should carefully review the following factors before deciding whether to approve the Recapitalization.

Risks Relating to the Recapitalization

The Completion of the Recapitalization May Not Occur

We will not complete the Recapitalization unless and until all conditions precedent to the Arrangement are satisfied or waived.  See “Description of the Recapitalization - Conditions to the Recapitalization Becoming Effective.” Even if the Recapitalization is completed, it may not be completed on the schedule described in this Circular.  Accordingly, Securityholders participating in the Recapitalization may have to wait longer than expected to receive their New Common Shares, Cashless Warrants and Rights, as applicable.  In addition, if the Recapitalization is not completed on the schedule described in this Circular, we may incur additional expenses.

Potential Effect of the Recapitalization

There can be no assurance as to the effect of the announcement of the Recapitalization on Compton’s relationships with its suppliers, customers, purchasers, manufacturers or contractors, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect of whether the Recapitalization is completed under the CBCA or pursuant to another statutory procedure.  To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, manufacturer or contractor, or of multiple other suppliers, customers, purchasers, manufacturers or contractors, this could have a material adverse effect on the Compton’s business, financial condition, liquidity and results of operations.

The Recapitalization May Not Improve the Financial Condition of Compton’s Business

Management believes that the Recapitalization will enhance Compton’s liquidity and provide it with continued operating flexibility.  However, such belief is based on certain assumptions, including, without limitation, that Compton’s consolidated sales and relationships with suppliers, customers and competitors will not be materially adversely affected while the Recapitalization is underway and that they will be stable or will improve following the completion of the Recapitalization in the increasingly competitive marketplace in which Compton operates, that general economic conditions and the markets for Compton’s products will remain stable or improve, as well as Compton’s continued ability to manage costs.  Should any of those assumptions prove false, the financial position of Compton may be materially adversely affected and Compton may not be able to pay its debts as they become due.

Stakeholders Might Have Difficulty Enforcing Civil Liabilities Against Us in the United States

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Compton and most of its subsidiaries are incorporated or organized outside the United States, that some or all of the officers and directors of such persons and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.  As a result, it may be difficult or impossible for holders of Compton’s securities in the United States to effect service of process within the United States upon Compton, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.  In addition, holders of Compton’s securities in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Risks Relating to Our Equity Securities

Sales of a Significant Number of Equity Securities in the Public Markets, or the Perception of Such Sales, Could Depress the Market Price of the New Common Shares, the Common Shares, the Rights or the Cashless Warrants

Sales of a significant number of New Common Shares or Common Shares, as applicable, or other equity-related securities in the public markets by Compton or by Compton’s significant shareholders, including sales of New Common Shares or Common Shares, as applicable, to satisfy withholding tax requirements in respect of Non-Resident holders (see “Tax Risks”), could depress the market price of the New Common Shares or Common Shares, as applicable, the Rights or the Cashless Warrants.  In addition, with any sale or issuance of equity securities by Compton (including upon conversion or exercise, as applicable, of the Rights or the Cashless Warrants), investors will suffer dilution of their voting power and Compton may experience dilution in its earnings per share.  We cannot predict the effect that future sales of the New Common Shares or Common Shares, as applicable, or other equity-related securities would have on the market price of the New Common Shares, or Common Shares, as applicable, the Rights or the Cashless Warrants.  The price of the New Common Shares or Common Shares, as applicable, the Rights and the Cashless Warrants could be affected by possible sales of New Common Shares or Common Shares, as applicable, or by hedging or arbitrage trading activity.

The Trading Price for the New Common Shares, Common Shares, the Rights and the Cashless Warrants May be Volatile

The trading price of the New Common Shares or Common Shares, as applicable, the Rights and the Cashless Warrants may be subject to large fluctuations, which may result in losses to investors.  The trading price of the New Common Shares or Common Shares, as applicable, the Rights and the Cashless Warrants may increase or decrease in response to a number of events and factors, including:

•	the price of oil and gas;

•	our financial condition, financial performance and future prospects;

•	the public’s reaction to our news releases, other public announcements and our filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track our equity securities or the securities of other companies in the oil and gas sector;

•	changes in general economic conditions and the overall condition of the financial markets;

•	the number of New Common Shares or Common Shares, as applicable, to be publicly traded, including upon issuance of the Rights and the Cashless Warrants;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving Compton or its competitors; and

•	the factors listed under the heading “Note Regarding Forward-Looking Information and Statements”.

There is Currently no Active Trading Market for the Cashless Warrants or the Rights

There is currently no public market for the Cashless Warrants, Rights or Backstop Rights and there can be no assurance that a public market for the Cashless Warrants, Rights or Backstop Rights will develop after the Effective Date.  Although we intend to list the Cashless Warrants and the Rights on the TSX, if an active trading market does not develop on such exchange, it could have an adverse effect on the market price of, and your ability to sell, the Cashless Warrants or the Rights.

Shareholders are Subject to Potential Dilution

Management continually evaluates acquisition opportunities and recapitalization transactions, and although Compton is not currently party to any definitive agreements in respect of such transactions, it may engage in transactions that result in the issuance of additional New Common Shares or Common Shares, as applicable, which issuances may be dilutive.  Pursuant to the Recapitalization, Compton will issue 3,690,980 Cashless Warrants (738,196,000 Cashless Warrants if the Share Consolidation is not approved) which are exercisable without any consideration at any time during three years following the Effective Date.  A Shareholder’s percentage interest in Compton will be substantially diluted upon completion of the Recapitalization and further diluted upon the exercise of the Rights and Backstop Rights.  Such dilution will be increased if a Shareholder does not exercise all of its Rights.  Other issuances of additional New Common Shares or Common Shares, as applicable, may also result in dilution to the holders of the New Common Shares or Common Shares, as applicable.

Exchange of Debt for Equity

By exchanging the Notes for New Common Shares or Common Shares, as applicable, and Rights pursuant to the Recapitalization, Noteholders will be changing the nature of their investment from debt to equity.  Equity carries certain risks that are not applicable to debt.  The Indentures provide a variety of contractual rights and remedies to holders of Notes, including the right to receive interest and repayment of the Senior Notes upon maturity.  These rights will not be available to Noteholders that become holders of New Common Shares or Common Shares, as applicable, upon the Effective Date.  Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Compton.

Risks Relating to the Rights Offering

Subscription of New Common Shares or Common Shares, as applicable, Pursuant to a Right

Once you exercise your Rights, you may not revoke the exercise.  The public trading market price of our New Common Shares or Common Shares, as applicable, may decline before you convert your Rights.  If you exercise your Rights and, afterwards, the public trading market price of our New Common Shares or Common Shares, as applicable, decreases below the Subscription Price, you will be unable to profitably convert your Rights.

Termination of Rights Offering

Subject to the terms of the Support Agreements, we may decide not to continue with the Rights Offering or to terminate the Rights Offering at any time.  This decision could be based on many factors, including market conditions.  We currently have no intention to terminate the Rights Offering, but are reserving the right to do so.  If we elect to cancel or terminate the Rights Offering, neither we nor the Subscription Agent will have any obligation with respect to the Rights except to return, without interest, any payments to the subscription agent received from you.

Exercise of Rights

Holders of Rights pursuant to the Rights Offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent before the 28th calendar day following the Effective Date, the expiration date of the subscription privilege for Rights, unless extended.  If you are a beneficial owner of a Right, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration date of the Rights Offering.  We will not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent before the Rights Expiry Time.  If you fail to complete and sign the subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the Rights Offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.  Neither we nor the Subscription Agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment.  We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Tax Risks

Canadian Federal Income Tax Considerations

The Arrangement and the Recapitalization have not been the subject of an advance income tax ruling from the Canada Revenue Agency and there is no guarantee that the Canada Revenue Agency will treat the Arrangement and the Recapitalization in the same manner for income tax purposes as is described under “Certain Canadian Federal Income Tax Consideration”. In particular, there is no guarantee that the Canada Revenue Agency will not treat certain transactions occurring as part of the Recapitalization as taxable transactions to a Shareholder or Noteholder. Nor is there any guarantee that the Recapitalization, including the exchange of the Senior Notes and Mandatory Convertible Notes, will not result in any adverse income tax consequences for the Corporation.

Denial of Loss for Canadian Federal Income Tax Purposes

A loss otherwise realized on the disposition of Mandatory Convertible Notes may, in the case of an individual holder, be denied for Canadian federal income tax purposes and may, in the case of a holder that is a corporation, trust or partnership be postponed until after such property or substituted property is no longer owned by such holder or an affiliated person.

Noteholders May Not be Permitted to Recognize Loss Realized as a Result of the Plan of Arrangement and the Recapitalization for United States Federal Income Tax Purposes

The receipt of New Common Shares or Common Shares and Rights by Noteholders in exchange for the Notes may constitute a tax-deferred exchange for U.S. federal income tax purposes.  If the exchange qualifies as a tax-deferred exchange, a U.S. Holder generally will not be permitted to recognize loss, but may be required to recognize gain unless certain other conditions are met by such U.S. Holder.  Whether the exchange qualifies as a tax-deferred exchange will depend on whether immediately after the consummation of the Plan of Arrangement and Recapitalization, the Noteholders collectively hold at least 80% of the New Common Shares or Common Shares, which may not be determined with certainty until the Rights issued in the recapitalization are fully exercised.

In addition, depending on whether the Mandatory Convertible Notes are treated as debt of Compton Finance or equity of Compton for U.S. Federal income tax purposes, the tax consequences to U.S. Holders of Mandatory Convertible Notes could differ materially from the consequences described herein.  If, contrary to the position that the Corporation believes is correct, the Mandatory Convertible Notes were treated as equity of Compton, rather than debt of Compton Finance, then the receipt of New Common Shares or Common Shares and Rights by a U.S. Holder in exchange for the Mandatory Convertible Notes could be treated as a tax-deferred recapitalization, with respect to which a U.S. Holder will not be permitted to recognize loss, but may be required to recognize gain unless certain other conditions are met.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the Plan of Arrangement and Recapitalization.  See “Certain United States Federal Income Tax Considerations - Tax Consequences to Noteholders.”

Risks Relating to the Non-Implementation of the Recapitalization

We May be Unable to Continue as a Going Concern

If the Recapitalization is not implemented and our business operations continue at their current levels, we will not be able to generate sufficient cash for our operations.  We may need to raise additional capital to continue as a going concern.  We can give no assurances that additional capital will be available to us on favourable terms, or at all.  Our inability to obtain additional capital, if and when needed, would have a material adverse effect on our financial condition and our ability to continue as a going concern.

The March 31, 2011 unaudited interim consolidated financial statements incorporated by reference in this Circular are presented on the assumption that we continue as a going concern in accordance with IFRS.  The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business.  If this assumption is not appropriate, adjustments will have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications.

We May be Required to Pursue Other Alternatives

We may be required to pursue other alternatives that could have a more negative effect on Compton and its stakeholders, including the sale of core assets or non-consensual proceedings under creditor protection legislation.

In the event that the Recapitalization is not implemented, then Compton’s total amount of debt will not be reduced by approximately $270.4 million on a consolidated basis and the associated net reduction in debt service costs would not be achieved.

In the event that the Recapitalization is not implemented, we may be required to pursue other alternatives that could have a more negative effect on Compton and the Securityholders.  Such other alternatives could include an Alternative Recapitalization which, while it would enjoy the benefit of the support of the Consenting Noteholders, would leave the existing Shareholders with no consideration and could result in the Common Shares not being worth anything.

As stated above:

•	Compton has incurred significant net losses in the past and expects to incur a net loss in fiscal 2011;

•
in the current business environment, Compton’s operations have generated insufficient cash flows to fund capital expenditures, interest payments and seasonal increases in working capital and as a result, Compton has had to borrow to meet these obligations;

•
the Mandatory Convertible Notes mature in September 2011, such that Compton Finance will be required to exchange all of the Mandatory Convertible Notes outstanding at September 15, 2011 at a price equal to the Outstanding MCN Obligations by the delivery of that number of whole Common Shares as equals the quotient obtained by dividing the Outstanding MCN Obligations by 95% of the volume-weighted average trading price per Common Share on the TSX for the 20 consecutive trading days ending on the third Business Day prior to September 15, 2011 and by the payment of cash in lieu of any fractional shares which would otherwise be delivered;

•	the Notes contain covenants that may limit management’s ability to incur additional indebtedness;

•	In the event that the Recapitalization is not implemented then:

•	Compton’s net indebtedness will not be reduced by approximately $270.4 million and the associated net reduction in debt service costs will not be achieved;

•	the $30.6 million of new liquidity that is to be provided as part of the Recapitalization would not be available to Compton and replacement financing may not be available;

•
Compton’s cash flow from operations and available liquidity may be insufficient to provide adequate funds to finance its operations and Compton may be unable to meet its obligations as they generally become due;

•	Compton may have increased vulnerability to current and future adverse economic and industry conditions;

•	Compton may be required to monetize assets on terms that may be unfavourable to Compton;

•	Compton may have limited flexibility in planning for, or reacting to, changes and opportunities in its business and its industry;

•	Compton may have increased employee turnover and uncertainty, diverting management’s attention from routine business and hindering its ability to recruit qualified employees; and

•	Compton may be placed at a competitive disadvantage compared to its competitors that have less debt.

Risks Related To Compton’s Business

We are Not Currently Profitable and May Not Become Profitable Again

We have experienced operating losses for the past several years and may incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve and maintain profitability again.  For the three month period ended March 31, 2011, we had net earnings of $3.5 million and for the year ended December 31, 2010, we had a net loss of approximately $540.0 million as restated under IFRS.  Our failure to achieve or maintain profitability could negatively impact the value of our equity securities.  In recent years, our internally generated cash flow has left us with insufficient liquidity with which to invest in our asset base so as to maintain or grow our production.  We cannot be certain that we will be able to invest our cash flow profitably so as to maintain or grow our production.

Volatility of Prices, Markets, and Marketing Production

Oil and gas prices have historically been extremely volatile.  Factors which contribute to oil and gas price fluctuations include global demand, domestic and foreign supplies of oil and gas, the price of foreign oil and gas imports, decisions of the Organization of Petroleum Exporting Countries relating to export quotas, domestic and foreign governmental regulations, political conditions in producing regions, global and domestic economic conditions, the price and availability of alternative fuels, including liquefied natural gas, and weather conditions.

Our financial condition is substantially dependent on, and highly sensitive to, oil and gas commodity prices.  Any material decline in prices could result in a material reduction of our operating results, revenue, reserves, and overall value.  Lower commodity prices could change the economics of production from some wells.  As a result, we could elect not to drill, develop, or produce from certain wells.  In addition, we are impacted by the differential between prices paid by refiners for light quality oil and the grades of oil produced by us.

Current market conditions are particularly challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets.  These conditions impact our customers and suppliers and may alter our spending and operating plans.  There may be unexpected business impacts from this market uncertainty.

Under IFRS, oil and gas assets are reviewed quarterly to determine if the carrying value of the assets exceeds their expected future cash flows.  A sustained period of low commodity prices may reduce expected future cash flows and require a write down to the fair value of our oil and gas properties, thereby adversely affecting operating results.

Any future and sustained period of weakness in oil and gas prices would also have an adverse effect on our capacity to borrow funds.  Our secured credit facilities are based upon the lenders’ estimate of the value of Compton’s proved reserves, which determines the borrowing amount.  A reduction in the quantity or value of reserves may also obligate us to make additional payments under our processing agreement with Mazeppa Processing Partnership.

Any decline in our ability to market production could have a material adverse effect on production levels or on the sale price received for production.  Our ability to market the oil and gas from our wells depends on numerous factors beyond our control, including the availability and capacity of gas gathering systems, pipelines and processing facilities, and their proximity to the wells.  We will be impacted by Canadian federal and provincial, as well as U.S. federal and state, energy policies, taxes, regulation of oil and gas production, processing, and transportation, as well as Canadian federal regulation of oil and gas sold or transported outside of the province of Alberta.

Need to Replace Reserves

Our future success depends upon our ability to find, develop, or acquire additional oil and gas reserves that are economically recoverable.  Without successful exploration, development, exploitation, or acquisition activities, our reserves will deplete and, as a consequence, either production or the average life of reserves will decline.  If future production declines to the extent that cash flow becomes insufficient to fund capital expenditures, and external sources of capital become limited or unavailable, our ability to make the necessary capital expenditures to maintain and expand our oil and gas reserves will be impaired.  We cannot guarantee that we will be able to find and develop or acquire additional reserves at an acceptable cost.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and past practices.  The long-term commercial success of the Corporation depends on our ability to find, acquire, develop, and commercially produce oil and gas reserves.  No assurance can be given that we will be able to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, we may determine that current markets, terms of acquisition and participation, or pricing conditions make such acquisitions or participations uneconomic.

Our strategies to minimize this inherent risk include focusing on selected core areas in Western Canada with high working interests and assuming operatorship of key facilities.  We utilize a team of highly qualified professionals with expertise and experience in these areas.  We assesses strategic acquisitions to complement existing activities while striving for a balance between exploration and lower risk development and exploitation prospects.

Uncertainty of Reserve Estimates

Estimates of oil and gas reserves and the future net cash flow there from, involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether oil and gas are recoverable from the reservoir.  The probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves may be materially different from estimates.

Estimates of oil and gas reserves require numerous assumptions relating to operating conditions and economic factors, including future oil and gas prices, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws.  A change in one or more of these factors could result in known quantities of oil and gas previously estimated as proved reserves becoming unrecoverable.  Each of these factors also impact recovery costs and production rates, and therefore, will reduce the present value of future net cash flows from estimated reserves.

In addition, estimates of reserves, and future net cash flows expected there from, that are prepared by different independent engineers or by the same engineers at different times, may vary substantially.

Exploration, Development, and Production Risks

There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting oil and gas.  Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, oil spills, or other accidents may occur.  Additionally, we could experience interruptions to or the termination of drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions.  Any of these events resulting in a shutdown or slowdown of operations will adversely affect our business.  While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Drilling activities, including completions, are subject to the risk that no commercially productive reservoirs will be encountered and we will not recover all or any portion of its investment.  The cost of drilling, completing, and operating wells is often uncertain due to drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

           AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Compton and Compton Finance are Grant Thornton LLP, Chartered Accountants, Suite 900, 833 - 4th Avenue S.W., Calgary, Alberta T2P 3T5. Grant Thornton LLP reports that they are independent of Compton and Compton Finance in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Grant Thornton LLP is registered with the Public Company Accounting Oversight Board.  The Consolidated Financial Statements of Compton have been audited by Grant Thornton LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada through its offices at 600, 530 - 8th Avenue, Calgary, Alberta  T2P 3S8.

           INTEREST OF EXPERTS

The partners and associates of Stikeman Elliott LLP, as a group, owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Reserve estimates contained in the AIF, and incorporated by reference into this Circular, are based upon a report prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) as at December 31, 2010.  The principals of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

           LEGAL MATTERS

Certain legal matters in connection with the Recapitalization will be passed upon on behalf of Compton by Stikeman Elliott LLP, as to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP as to matters of United States law.

           WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada and with the SEC.  Copies of this Circular and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, Compton Petroleum Corporation at our registered office located at 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5 (Telephone: (403) 266 9046).

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information reporting requirements of the 1934 Act, and in accordance therewith file reports with, and furnish other information to, the SEC.  Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States.  As a foreign private issuer, we are exempt from the rules under the 1934 Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the 1934 Act.  In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC also maintains a website, at www.sec.gov, that contains reports and other information we file with the SEC.

APPROVAL OF PROXY CIRCULAR BY THE BOARDS OF DIRECTORS

The contents of this Circular and its sending to Shareholders and Noteholders has been approved by the directors of Compton and Compton Finance.

DATED June 24, 2011.

BY ORDER OF THE BOARDS OF DIRECTORS OF COMPTON PETROLEUM CORPORATION
 AND COMPTON PETROLEUM FINANCE CORPORATION

Tim S. Granger (signed)
President and Chief Executive Officer

CONSENT OF BMO CAPITAL MARKETS

We hereby consent to the references to our firm’s Fairness Opinion dated June 3, 2011 and our opinion dated June 3, 2011 in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 - Policy Concerning Arrangements under Section 192 of the CBCA under “Summary”, “Description of the Recapitalization - Court Approval and Completion of the Arrangement”, “Description of the Recapitalization - Fairness Opinion” and “Description of the Recapitalization - Recommendation of the Board of Directors” in the Circular and to the inclusion of the Fairness Opinion and CBCA Opinion in the Circular.

Toronto, Canada	BMO Nesbitt Burns Inc. (signed)
June 24, 2011

           CONSENT OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS

We have read the management proxy circular of Compton Petroleum Finance Corporation dated June 24, 2011 relating to the proposed Plan of Arrangement and Recapitalization.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our auditors’ report to the shareholders of Compton Petroleum Corporation on the consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2010 and 2009, and the consolidated statements of earnings (loss) other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2010, dated February 24, 2011, including our auditors’ report to the shareholders of Compton Petroleum Corporation on the effectiveness of internal control over financial reporting as of December 31, 2010, dated February 24, 2011.

Calgary, Canada	Grant Thornton LLP (signed)
June 24, 2011	Chartered Accountants

APPENDIX A

FORM OF NOTEHOLDERS’ RESOLUTIONS

NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Compton Petroleum Finance Corporation (“Compton Finance”) and Compton Petroleum Corporation (“Compton”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix D to the management proxy circular of Compton and Compton Finance dated June 24, 2011 (the “Circular”), be and is hereby authorized, approved and adopted;

2.
the amended and restated arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated effective June 23, 2011 between Compton Finance and Compton, as described in the Circular, is hereby authorized and approved and the actions of the directors of Compton Finance in approving the Arrangement Agreement and the Arrangement and the actions of the directors of Compton Finance in executing and delivering the Arrangement Agreement and causing the performance by Compton Finance of its obligations thereunder, is hereby ratified, authorized and approved;

3.
notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Court of Queen’s Bench of Alberta, the board of directors of Compton Finance, without further notice to, or approval of, the securityholders of Compton Finance, are hereby authorized and empowered to (A) amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.
any one director or officer of Compton Finance be and is hereby authorized and directed, for and on behalf of Compton Finance (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

5.
the proper officers and authorized signatories of The Bank of Nova Scotia Trust Company of New York be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

A-1

APPENDIX B

FORM OF SHAREHOLDERS’ RESOLUTIONS

CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
Compton Petroleum Corporation (“Compton”) is hereby authorized to amend its articles of incorporation to provide that the authorized capital of Compton is altered by consolidating all of the presently issued and outstanding common shares in the capital of Compton on the basis of one (1) post-consolidation share for every two hundred (200) pre-consolidation shares (the “Share Consolidation”).

2.
no fractional post-Share Consolidation common shares shall be issued and no cash will be paid in lieu of fractional post-Share Consolidation common shares, such that any fractional interest in common shares that is less than 0.5 of a common share resulting from the Share Consolidation will be rounded down to the nearest whole common share, and any fractional interest in common shares that is 0.5, or greater, of a common share resulting from the Share Consolidation will be rounded up to the nearest whole common share increment;

3.
the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Executive Director under the Business Corporations Act (Alberta) (the “ABCA”) or such other date indicated in the articles of amendment;

4.
any one officer or director of Compton is hereby authorized and directed, for and on behalf of Compton (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Compton or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in prescribed form to the Executive Director under the ABCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.
notwithstanding the foregoing, the directors of Compton are hereby authorized, without further approval of or notice to the shareholders of Compton, to revoke this special resolution at any time before the Executive Director under the ABCA issues a certificate of amendment.

SHAREHOLDERS’ RECAPITALIZATION RESOLUTION

BE IT RESOLVED THAT:

1.
the issuance of (i) up to 18,070,949 new common shares and 9,225,286 rights (up to 3,614,189,800 common shares and 1,845,057,200 rights if the Share Consolidation is not approved) pursuant to a plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Compton Petroleum Finance Corporation (“Compton Finance”) and Compton Petroleum Corporation, as more particularly described and set forth in Appendix D to the joint management proxy circular (the “Circular”) of Compton dated June 24, 2011, (ii) up to 575,263 new common shares, 1,054,318 cashless warrants and 2,635,796 backstop rights (up to 115,052,600 common shares, 210,863,600 cashless warrants and 527,159,200 backstop rights if the Share Consolidation is not approved) to noteholders of Compton Finance who have agreed to provide a standby commitment in respect of Compton’s offering of rights, as more particularly described and set forth in the Circular, and (iii) all of the new common shares or common shares, as applicable, issuable upon the conversion or exercise, as applicable, of such cashless warrants, rights and backstop rights, be and is hereby authorized, approved and adopted;

2.
the amended and restated arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated effective June 23, 2011 between Compton and Compton Finance, as described in the Circular, is hereby authorized and approved and the actions of the directors of Compton in approving the Arrangement and the Arrangement Agreement and the actions of the directors of Compton in executing and delivering the Arrangement Agreement and causing the performance by Compton of its obligations thereunder, are hereby confirmed, ratified, authorized and approved;

3.
notwithstanding that this resolution has been approved by the holders of the common shares of Compton, the directors of Compton are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to amend the Arrangement Agreement, to the extent permitted by the Arrangement Agreement, at any time prior to the effective time of the Arrangement or, subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.
any one officer or director of Compton is hereby authorized and directed, for and on behalf of Compton (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Compton or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing;

5.
notwithstanding that this resolution has been approved by the holders of the common shares of Compton, the Board of Directors of Compton may decide not to proceed with the issuance of new common shares or common shares, as applicable, and rights described in this resolution without further notice to or approval of the holders of common shares of Compton; and

6.
the proper officers and authorized signatories of Computershare Investor Services Inc. be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

STATED CAPITAL REDUCTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
Compton does hereby reduce the stated capital account for its common shares by the amount (the “Stated Capital Reduction Amount”) that is equal to the amount of the deficit of Compton on the effective date of the Arrangement and no amount shall be distributed to the holders of the Common Shares on such reduction of the stated capital account;

2.	the deduction of the Stated Capital Reduction Amount from the stated capital account of Compton maintained for the common shares is hereby ratified and directed;

3.
notwithstanding that this special resolution has been duly passed by the shareholders of Compton, the Board of Directors of Compton is hereby authorized and directed to revoke this special resolution at any time prior to the implementation of the deduction of the Stated Capital Reduction Amount without the further approval of the shareholders of Compton; and

4.
any one officer or director of Compton is hereby authorized and directed, for and on behalf of Compton (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of Compton or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to this these special resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.

APPENDIX C

INTERIM ORDER AND ORIGINATING APPLICATION

COURT FILE NUMBER	1101-08596

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANTS	COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

RESPONDENT	NONE

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	STIKEMAN ELLIOTT LLP Barristers and Solicitors 4300 Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Tel: (403) 266-9000 Fax: (403) 266-9034

Attention: Michael Mestinsek and Keith R. Chatwin
DATE ON WHICH ORDER WAS PRONOUNCED:	JUNE 24, 2011

NAME OF JUSTICE WHO MADE THIS ORDER:	JUSTICE R.G. STEVENS

INTERIM ORDER

UPON THE ORIGINATING APPLICATION of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance” and, together with Compton, collectively the “Arrangement Parties”) for an Interim Order pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”);

AND HAVING READ the Originating Application, the Affidavit of Tim Granger, the President and Chief Executive Officer of Compton and Compton Finance, sworn June 23, 2011 (the “Affidavit”), and the documents referred to therein;

AND UPON hearing counsel for the Arrangement Parties;

AND UPON noting that the Director appointed under Section 260 of the CBCA having been given notice of this application as required by subsection 192(5) of the CBCA and having advised that he does not intend to appear in person or by counsel or make any representations.

FOR THE PURPOSES OF THIS ORDER:

(a)
capitalized terms not otherwise defined herein shall have the meanings set forth in the draft joint information circular of the Arrangement Parties to be dated on or about June 24, 2011 (the “Information Circular”), substantially in the form attached as Exhibit “A” to the Affidavit; and

(b)	all references to the “Arrangement” shall mean the proposed plan of arrangement pursuant to the CBCA as described in the Affidavit and in the form set out in Appendix “D” to the Information Circular.

IT IS HEREBY ORDERED THAT:

General

1.	The Arrangement Parties may proceed with the Arrangement, as described in the Affidavit.

2.
Compton Finance shall seek approval of the Arrangement by the holders (the “Noteholders”) of U.S.$193,499,645 aggregate principal amount of 10% senior notes due 2017 of Compton Finance (the “Senior Notes”) and U.S.$45,000,003 aggregate principal amount of 10% senior mandatory convertible notes due September 15, 2011 of Compton Finance (the “Mandatory Convertible Notes” and, together with the Senior Notes, collectively the “Notes”).

Noteholders’ Meeting

3.
Compton Finance shall call and conduct a meeting (the “Noteholders’ Meeting”) of Noteholders on or about July 25, 2011.  At the Noteholders’ Meeting, Noteholders will consider and vote upon a resolution to approve the Arrangement substantially in the form set forth in Appendix A to the Information Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Noteholders’ Meeting or any adjournment thereof, all as more particularly described in the Information Circular.  The Noteholders’ Meeting shall be held and conducted in accordance with the applicable provisions of the CBCA, the Information Circular, the rulings and directions of the Chair of the Noteholders’ Meeting, this Interim Order and any further Order of this Court.

4.	A quorum at the Noteholders’ Meeting shall be two or more Noteholders present in person or represented by proxies.

5.
In the event of a quorum not being present within 30 minutes after the time fixed for the holding of the Noteholders’ Meeting, the Noteholders’ Meeting will be adjourned to such day being not less than two days later and to such place and time as may be appointed by the chair of the Noteholders’ Meeting.  No notice of the adjourned Noteholders’ Meeting will be required and if at such adjourned Noteholders’ Meeting a quorum is not present, the Noteholders then present either personally or by proxy shall form a quorum.

6.
The Noteholders shall vote in respect of the Arrangement Resolution together as a single class of securities.  Noteholders entitled to vote at the Noteholders’ Meeting will be entitled to one vote for each $1.00 Principal Claim Amount of the Notes held by them as of the Noteholder Voting Record Date based on an assumed Effective Date of August 8, 2011 in respect of the Arrangement Resolution and any other matters to be considered at the Noteholders’ Meeting.  The Board of Directors of Compton Finance has fixed the Noteholder Voting Record Date as June 6, 2011.  Only Noteholders whose names have been entered on the register of Noteholders on the close of business on the Noteholder Voting Record Date will be entitled to receive notice of and to vote at the Noteholders’ Meeting in accordance with this paragraph 5.

Conduct of Noteholders’ Meeting

7.	The Chairman of the Noteholders’ Meeting shall be any officer or director of Compton Finance or Compton.

8.
The Secretary of the Noteholders’ Meeting shall be the President and Chief Executive Officer of Compton Finance, or in his absence, a person (who need not be an officer or employee of Compton Finance) selected for that purpose by the Chairman of the Noteholders’ Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties.  The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Noteholders’ Meeting.

9.
The only persons entitled to attend and speak at the Noteholders’ Meeting shall be Noteholders or their authorized representatives (including the legal and financial advisors to the Ad Hoc Committee), Compton and Compton Finance’s respective directors and officers or authorized representatives and auditors, the scrutineers and their authorized representatives, the Director and other persons with the permission of the Chair of the Noteholders’ Meeting.

10.
The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds (66⅔%) of the votes cast by the Noteholders, either in person or by proxy, voting together as a single class, at the Noteholders’ Meeting.

11.
To be valid a proxy must be deposited with Compton Finance in the manner described in the Information Circular.  Proxies that are properly signed and dated but which do not contain voting instructions will be voted in favour of the Arrangement Resolution.

12.	The accidental omission to give notice of the Noteholders’ Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Noteholders’ Meeting.

Amendments

13.
Compton Finance is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Noteholders’ Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

14.
Compton Finance (acting through the Chairman of the Noteholders’ Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Noteholders’ Meeting on one or more occasions without the necessity of first convening the Noteholders’ Meeting or first obtaining any vote of Noteholders respecting the adjournment or postponement.

Scrutineers

15.
Subject to its agreement, the scrutineers for the Noteholders’ Meeting shall be Mackenzie Partners, Inc. (acting through its representatives for that purpose).  The duties of the scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Noteholders’ Meeting.  The duties of the scrutineers shall extend to:

(a)	invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)	reporting to the Chairman on the quorum of the Noteholders’ Meeting;

(c)	reporting to the Chairman on any polls taken or ballots cast at the Noteholders’ Meeting; and

(d)	providing to Compton Finance and to the Chairman and to the Secretary of the Noteholders’ Meeting written reports on matters related to their duties.

Solicitation of Proxies

16.
Compton Finance is authorized to use the form of proxy enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final form of such proxy.  Compton Finance is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Notice

17.
An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as Compton Finance and its counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Interim Order), together with any other communications or documents determined by Compton Finance to be necessary or advisable (including without limitation the form of proxy and form of election), shall be sent to Noteholders of record at the addresses for such holders recorded in the records of Compton Finance at the close of business on the Noteholder Voting Record Date, and to the directors of Compton Finance, the auditors of Compton Finance and the Director by one or more of the following methods:

(a)
in the case of registered Noteholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the register of Compton Finance as of the Record Date not later than 21 days prior to the Noteholders’ Meeting;

(b)
in the case of non-registered Noteholders, by providing copies thereof to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) at least four Business Days prior to the 21st day prior to the date of the Noteholders’ Meeting;

(c)
in the case of the directors of Compton Finance, by e-mail or pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors not later than 21 days prior to the date of the Noteholders’ Meeting;

(d)
in the case of the auditors of Compton Finance, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the firm of auditors not later than 21 days prior to the date of the Noteholders’ Meeting;

(e)
in the case of the Director, by facsimile, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the Director not later than 21 days prior to the date of the Noteholders’ Meeting; and

(f)
in the case of the provincial and territorial securities commissions in Canada by electronically filing the meeting materials via the System for Electronic Document Analysis and Retrieval in Canada at least 21 days prior to the date of the Noteholders’ Meeting, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Noteholders’ Meeting; provided that, in the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts the mailing or delivery of the Information Circular (a “Postal Service Disruption”), together with any other communications or documents determined by Compton Finance to be necessary or advisable, in compliance with any of the preceding subparagraphs (a) to (e) and where no other contemplated delivery option is practicable in the circumstances, the following shall be deemed to satisfy the requirements of Section 135 of the CBCA:

(g)	Compton Finance shall cause an advertisement (the “Advertisement”) to be placed in one major daily newspaper of national circulation stating:

(i)	the date, place and time of the Noteholders’ Meeting;

(ii)
the measures implemented by Compton Finance to ensure that delivery of proxies or other meeting materials by the Noteholder in relation to the Noteholders’ Meeting within the required time period may be effected at no cost to the Noteholder; and

(iii)
that the meeting materials are available, without charge for review via the internet at the SEDAR website (www.sedar.com) or for delivery to Noteholders by electronic mail or by courier upon request made to Compton Finance;

(h)	the Advertisement shall be made on the date upon which notice of the Noteholders’ Meeting would otherwise be sent to the Noteholders in the event that a Postal Service Disruption had not occurred; and

(i)
Compton Finance shall, concurrently with the Advertisement, issue a press release (the “Press Release”) containing the information set out in subparagraph 17(g) herein and stating that the Advertisement is being made in accordance with this Interim Order in lieu of regular mail due to the Postal Service Disruption.

18.
For proxies and other materials that are required to be delivered to Compton Finance for the purposes of the Noteholders’ Meeting, Compton Finance shall implement measures that enable Noteholders, during the Postal Service Disruption, to effect delivery by the Noteholder of said proxies or other materials within the required period without cost to Noteholders.

19.	The Information Circular and related materials shall be deemed to have been received:

(a)	in the case of mailing, three days after the delivery thereof to the post office;

(b)
in the case of delivery in person, upon receipt thereof at the intended recipient’s address, or, in the case of delivery by courier, one Business Day after receipt by the courier, inter-office system or post office;

(c)	in the case of delivery by facsimile, at the time the transmission is complete;

(d)	in the case of distribution by electronic transmission, upon the sending thereof;

(e)	in the case of press release, at the time of dissemination of the press release; and

(f)	in the case of newspaper advertisement, at the time of publication of the newspaper advertisement.

20.	In all such cases leave is granted for service outside Alberta to the extent such leave is required.

21.
Delivery of the Information Circular in the manner directed by this Interim Order shall be deemed to be good and sufficient service upon the Noteholders, the directors and the auditors of Compton Finance and the Director of:

(a)	the Originating Application;

(b)	this Interim Order;

(c)	the Notice of the Noteholders’ Meeting; and

(d)	the Notice of Originating Application;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting instruction forms, forms of election and such other material as Compton Finance may consider fit.

Deposit of Proxies

22.
Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Noteholders’ Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays and holidays) prior to the time set for the Noteholders’ Meeting, or any adjournment or postponement of the Noteholders’ Meeting.

23.
Proxies must be completed and executed in accordance with the instructions contained thereon.  Proxies must be actually delivered to Compton Finance or the scrutineers prior to or by the time prescribed in paragraph 22 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to Compton Finance or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

24.
The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Noteholder or its proxy and is authorized to, but need not, accept late proxies.

Revocation of Proxies

25.
Proxies given by Noteholders for use at the Noteholders’ Meeting may be revoked at any time prior to their use.  A Noteholder giving a proxy may revoke the proxy:  (a) by depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or attorney thereof, (i) at Compton Finance’s principal executive office located at Suite 500, Bankers Court, 850 - 2nd Street S.W., Calgary, Alberta T2P QR8, at any time up to and including the second last Business Day preceding the Noteholders’ Meeting, (ii) with Mackenzie Partners, Inc. or (iii) with the Secretary of the Noteholders’ Meeting on the day of such Noteholders’ Meeting; or (b) in any other manner permitted by Law.

26.	The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)	has been properly executed;

(b)	has been properly delivered;

(c)	is genuine; and/or

(d)	indicates the intention of the Noteholder submitting the same.

27.
Any ruling of the Chairman shall be final and determinative, provided that:  (a) that the Chairman shall be required to report to Compton Finance the ruling thereon; and (b) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

28.
The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

Final Application

29.
Subject to further Order of this Court and provided that the Noteholders have approved the Arrangement and the directors of Compton Finance have not revoked that approval, Compton Finance may proceed with an application for approval of the Arrangement and the Final Order on July 25 at 3:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all Noteholders will be bound by the Arrangement in accordance with its terms.

30.
Any Noteholder or any other interested party (collectively, an “Interested Party”) (other than the Ad Hoc Committee) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Compton Finance, on or before 4:00 p.m. (Calgary time) on July 20, 2011, a Notice of Intention to Appear including the Interested Party's address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service of this notice on Compton Finance shall be effected by service upon the solicitors for Compton Finance, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Mike Mestinsek and Keith R. Chatwin.

31.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 30 of this Interim Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

32.	Compton Finance is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

Precedence

33.
To the extent of any inconsistency or discrepancy with respect to the matters determined in the Interim Order, between this Interim Order and the terms of any instrument creating or governing or collateral to the Notes or to which the Notes are collateral, or to the articles and/or by-laws or other constating documents of the Petitioners, this Interim Order shall govern.

Extra-Territorial Assistance

34.
The Court respectfully seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body constituted pursuant to the Parliament of Canada or the legislature of any Province and any court or any judicial, regulatory or administrative body of the United States of America or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

(signed) “Justice R.G. Stevens”
Justice of the Court of Queen’s Bench of Alberta

COURT FILE NUMBER	1101-08596

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANTS	COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

RESPONDENT	NONE

DOCUMENT	ORIGINATING APPLICATION

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	STIKEMAN ELLIOTT LLP Barristers and Solicitors 4300 Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Tel: (403) 266-9000 Fax: (403) 266-9034

Attention: Michael Mestinsek and Keith R. Chatwin

NOTICE TO NOTEHOLDERS AND OTHER INTERESTED PARTIES

Any Noteholder or other interested party desiring to support or oppose this originating application may appear at the hearing of this originating application in person or by counsel for that purpose.

To do so, you must be in Court when the originating application is heard as shown below:

DATE:                          July 25, 2011
TIME:                           3:00 p.m. (Calgary time)
WHERE:                      Courthouse, City of Calgary, Alberta
BEFORE:

Go to the end of this document to see what you can do and when you must do it.

Basis for this Application:

1.
Terms used in this Originating Application and not otherwise defined shall have the meaning attributed to them in the draft copy of the Information Circular and Proxy Statement (the “Information Circular”), a copy of which is included at Exhibit “A” of the Affidavit of Tim Granger, the President and Chief Executive Officer of each of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance” and, together with Compton, collectively the “Arrangement Parties”), sworn June 23, 2011.

2.
Compton is a public company incorporated under the Business Corporations Act (Alberta) (the “ABCA”) that is actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in western Canada.  Compton’s strategy is focused on creating value for the holders (“Shareholders”) of common shares of Compton (“Common Shares”) by providing appropriate investment returns through the effective development and optimization of assets.

3.
Compton’s operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, Compton pursues three Deep Basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.  Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity.

4.	The head and registered offices of Compton are located in Calgary, Alberta.

5.
Compton is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, of which 263,579,701 Common Shares were issued and outstanding as fully paid and non-assessable Common Shares as at June 20, 2011.  As at June 20, 2011, Compton also had 138,000,000 warrants to acquire Common Shares at $1.55 per share, which warrants are exercisable until October 5, 2011.  As at June 20, 2011, Compton had an aggregate of 11,693,000 outstanding options to acquire Common Shares granted pursuant to Compton’s stock option plan.

6.	The Common Shares are currently listed and traded on the Toronto Stock Exchange (the “TSX”). The trading symbol for the Common Shares on the TSX is “CMZ”.

7.	Compton Finance was continued pursuant to the provisions of the Canada Business Corporations Act (the “CBCA”) effective July 5, 2010 and is a direct, wholly-owned subsidiary of Compton.

8.
Compton Finance has no independent operations and has no significant liabilities or assets other than the U.S.$193,499,645 aggregate principal amount of 10% senior notes due 2017 of Compton Finance (the “Senior Notes”) and U.S.$45,000,003 aggregate principal amount of 10% senior mandatory convertible notes due September 15, 2011 of Compton Finance (the “Mandatory Convertible Notes” and, together with the Senior Notes, collectively the “Notes”) and intercorporate indebtedness.

9.	The head and registered offices of Compton Finance are located in Calgary, Alberta.

10.
The Arrangement Parties are parties to an arrangement agreement dated June 24, 2011 (the “Arrangement Agreement”) pursuant to which the Arrangement Parties agreed, subject to a number of conditions, including the approval of the holders of the Notes (the “Noteholders”), court and regulatory approvals, to effect an arrangement pursuant to Section 192 of the CBCA (the “Arrangement”).

11.	Each of the Arrangement Parties seeks approval of this Honourable Court under Section 192 of the CBCA in respect of the Arrangement.

12.	The Plan of Arrangement in respect of the Arrangement is set out at Appendix “D” to the draft copy of the Information Circular.

13.
The Arrangement Parties also seek an Interim Order giving advice and directions with respect to the Arrangement, including, the calling and holding of a meeting of the Noteholders to be held on July 25, 2011 at 9:00 a.m. (Calgary time) (the “Noteholders’ Meeting”), to among other things consider and vote upon a resolution to approve the Arrangement (the “Arrangement Resolution”).

14.
Pursuant to the Arrangement Noteholders will receive, in exchange for their Notes (the “Note Exchange Transaction”) based on the Principal Claim Amount of the Notes held by them (being the principal amount of the Notes owned by such holder, plus accrued and unpaid non-cash-pay interest on such Notes up to but not including the effective date of the Arrangement, the “Principal Claim Amount”), their pro rata share of 18,070,949 Common Shares and 9,225,286 rights issued by Compton entitling the holders thereof to subscribe for 0.48515 Common Shares for each right (“Noteholder Rights”), such that 2.0612181 Noteholder Rights shall entitle the holder to purchase one Common Share for $7.82 per Common Share (subject to adjustment in certain circumstances (the “Subscription Price”).

15.	The Note Exchange Transaction to be effected pursuant to the Arrangement is part of a larger recapitalization with contemplates the following key elements (collectively, the “Recapitalization”):

(a)	Shareholders will receive, for each Common Share following the completion of the Share Consolidation:

(i)
two (2) cashless warrants, which will automatically exchange for Common Shares at any time during their three (3) year term if the volume-weighted average trading price of the Common Shares exceeds a certain threshold (“Cashless Warrants”); and

(ii)
one (1) right to subscribe for 0.48515 Common Shares (“Rights” and, together with the Noteholder Rights, collectively the “Recapitalization Rights”), such that 2.0612181 Rights shall entitle the holder to purchase one Common Share at the Subscription Price;

(b)	the Note Exchange Transaction;

(c)
certain of the Noteholders (“Backstoppers”) who have agreed to backstop the offering of Recapitalization Rights (collectively, the “Rights Offering”) will receive, based on the amount of their backstop commitment, their pro rata share of 575,263 Common Shares, 1,054,318 Cashless Warrants and 2,635,796 backstop rights to subscribe for 0.48515 Common Shares at the Subscription Price (“Backstop Rights” and, together with the Recapitalization Rights, collectively the “Aggregate Rights”); and

(d)	the existing Common Shares will be consolidated on the basis of one new Common Share for every 200 existing Common Shares (the “Share Consolidation”).

16.
In order to implement the Recapitalization in the manner set forth in the Information Circular, Shareholders will be required to approve the following resolutions by the applicable number of votes cast:

(a)
a special resolution requiring approval by not less than 66 ⅔% of the votes cast by Shareholders approving an amendment to Compton’s articles of incorporation to effect the Share Consolidation (the “Consolidation Resolution”);

(b)
a special resolution requiring approval by not less than 66 ⅔% of the votes cast by Shareholders approving the reduction of the stated capital account maintained for the Common Shares by an amount that is equal to the amount of the deficit of Compton on the Effective Date (as hereinafter defined) (the “Stated Capital Reduction Resolution”);

(c)
an ordinary resolution requiring approval by a simple majority of the votes cast by Shareholders approving the issuance of:  (i) up to 18,070,949 Common Shares and 9,225,286 Noteholder Rights to Noteholders as contemplated by the Plan of Arrangement; (ii) up to 575,263 Common Shares, 1,054,318 Cashless Warrants and 2,635,796 Backstop Rights; and (iii) all of the Common Shares issuable upon the conversion or exercise, as applicable, of such Cashless Warrants, Noteholder Rights and Backstop Rights (the “Shareholders’ Recapitalization Resolution” and, together with the Consolidation Resolution and the Stated Capital Reduction Resolution, collectively the “Recapitalization Resolutions”), in each case by Shareholders voting together as a single class in person or by proxy at a Shareholders Meeting (the “Shareholders’ Meeting”) called to consider the Recapitalization Resolutions, among other things.

17.
It is anticipated that the Shareholders’ Meeting to approve the Recapitalization Resolutions, among other things, will be held following the Noteholders’ Meeting on July 25, 2011, at 10:00 a.m. (Calgary time).

18.
The Arrangement shall be completed following receipt of all Noteholder approvals, Shareholder approvals, regulatory approvals and court approvals and shall be effective upon the issuance of the certificate of arrangement following the filing of the articles of arrangement under the CBCA.

19.	It is impracticable for the Arrangement Parties to achieve the result contemplated by the Arrangement under any provision of the CBCA other than Section 192 thereof.

20.
There are no creditors or holders of debt obligations of Compton or Compton Finance or rights to acquire securities of Compton or Compton Finance who would be adversely affected by the Arrangement with the exception of the Noteholders, who will have the opportunity to vote on the Arrangement at the Meeting.

Remedy Sought:

(a)	An Interim Order giving advice and direction for:

(i)	The calling and holding of the Noteholders’ Meeting to consider and vote upon, among other things, the Arrangement Resolution;

(ii)	The provision of notice of the Noteholders’ Meeting and for the hearing of this Originating Application;

(iii)	The conduct of the Noteholders’ Meeting and majority required for the approval of the proposed Arrangement; and

(iv)	Such other matters as may be required for the proper consideration of the Arrangement;

(b)	A declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including the Noteholders;

(c)	An Order approving the Arrangement pursuant to provisions of Section 192 of the CBCA;

(d)
A Declaration that the Arrangement will, upon filing of the articles of arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on the Arrangement Parties and the Noteholders on and after the Effective Date (as defined in the Arrangement Agreement); and

(e)	Such other and further orders, declarations and directions as the Court may deem just.

Affidavit or other evidence to be used in support of this application:

21.	Affidavit of Tim Granger, the President and Chief Executive Officer of each of Compton and Compton Finance, sworn June 23, 2011.

22.	Such further materials as counsel may advise and this Honourable Court may permit.

Applicable Acts and regulations:

23.	Section 192 of the CBCA.

WARNING
Any Noteholder or interested party wanting to oppose or support this originating application must attend in Court on the date and time shown above, in person or by your lawyer. If any Noteholder or any other interested party does not attend, either in person or by counsel, at the date and time shown above, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice. No further notice will be given by the applicant regarding this application. In the event the hearing of this application is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date. If you want to take part in the application, you or your lawyer must attend in Court on the date and at the time shown at the beginning of this form. If you intend to rely on any affidavit or other evidence when the originating application is heard or considered, you must reply by giving reasonable notice of that material to the applicant(s).

APPENDIX D
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)
“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

(b)	“Arrangement Agreement” means the amended and restated arrangement agreement dated effective June 23, 2011 between Compton and Compton Finance, as amended or restated from time to time;

(c)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made giving effect to the Arrangement;

(d)	“Canadian Tax Act” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time;

(e)	“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

(f)
“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with Section 262 of the CBCA;

(g)	“Circular” means the Notice of Meeting and the management proxy circular of Compton Finance to be dated on or about June 24, 2011, together with all appendices thereto;

(h)	“Common Shares” means the common shares in the capital of Compton;

(i)	“Compton” means Compton Petroleum Corporation, a corporation incorporated under the Business Corporations Act (Alberta);

(j)	“Compton Finance” means Compton Petroleum Finance Corporation, a corporation continued under the CBCA;

(k)	“Court” means the Court of Queen’s Bench of Alberta;

(l)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(m)	“Effective Date” means the date shown on the Certificate;

(n)	“Effective Time” means such time on the Effective Date as may be specified in writing by Compton Finance prior to the Effective Date;

(o)
“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to or arising out of, or in connection with, the Notes, the Mandatory Convertible Note Indenture and the Senior Note Indenture, as the case may be, and to acquire or receive any of the foregoing, other than those created under the Arrangement;

(p)
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as granted or affirmed;

(q)	“Indenture Trustee” means the applicable trustee under the Mandatory Convertible Note Indenture or the Senior Note Indenture, as the case may be;

(r)
“Interim Order” means the Interim Order of the Court pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Noteholders’ Meeting and issued pursuant to the application of Compton and Compton Finance therefor;

(s)
“Mandatory Convertible Notes” means the $45,000,003 aggregate principal amount (excluding accrued and unpaid non-cash-pay interest) of 10% senior notes due September 15, 2011 issued by Compton Finance pursuant to the Mandatory Convertible Note Indenture;

(t)
“Mandatory Convertible Note Indenture” means an indenture to govern the Mandatory Convertible Notes dated October 18, 2010 pursuant to which Compton Finance is the issuer, Compton is guarantor and The Bank of Nova Scotia Trust Company of New York is the trustee;

(u)	“Meetings” means, collectively, the Shareholders’ Meeting and the Noteholders’ Meeting;

(v)	“Note Indenture” means either the Mandatory Convertible Note Indenture or the Senior Note Indenture, as the case may be;

(w)	“Noteholders” means the holders of the Mandatory Convertible Notes and the Senior Notes;

(x)	“Noteholders’ Meeting” means the meeting of Noteholders to be held on July 25, 2011 to consider the matters set out in the Noteholders’ Notice;

(y)	“Noteholders’ Notice” means the notice of the Noteholders’ Meeting;

(z)	“Notes” means, collectively, the Mandatory Convertible Notes and the Senior Notes;

(aa)	“Notices of Meeting” means, collectively, the Noteholders’ Notice and the Shareholders’ Notice;

(bb)	“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them;

(cc)
“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

(dd)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with Section 5.2 of the Arrangement Agreement and Article 8 hereof;

(ee)
“Principal Claim Amount” means, with respect to each holder of Notes, the principal amount of the Notes owned by such holder at the Record Date, plus accrued and unpaid non-cash-pay interest on such Notes up to but not including the Effective Date, and, with respect to all of the holders of Notes, the aggregate principal amount of the Notes at the Record Date, plus accrued and unpaid non-cash-pay interest on the Notes up to but not including the Effective Date;

(ff)	“Recapitalization” means the transactions contemplated by the Circular, including without limitation this Plan of Arrangement;

(gg)	“Record Date” means June 6, 2011;

(hh)
“Rights” means the rights to be issued by Compton, with each Right entitling the holder thereof to subscribe for 0.48515 Common Shares, such that 2.0612181 Rights shall entitle the holder to purchase one Common Share for the Subscription Price;

(ii)
“Senior Bank Facility” means the extendible revolving credit facility made available to Compton pursuant to an Amended and Restated Credit Agreement between Compton, as borrower, Bank of Montreal (as lead arranger and administrative agent), The Bank of Nova Scotia and The Toronto-Dominion Bank (as co-syndication agents), Société Générale (Canada Branch) and The Royal Bank of Scotland NV (Canada Branch) (as co-documentation agent), and the lenders thereto, dated as of October 18, 2010 (as amended by amending agreements dated February 7, 2011, February 24, 2011 and March 21, 2011), as amended;

(jj)
“Senior Note Indenture” means the indenture governing the Senior Notes dated as of October 18, 2010 pursuant to which Compton Finance is the issuer, Compton is guarantor and The Bank of Nova Scotia Trust Company of New York is the trustee;

(kk)	“Senior Notes” means the $193,499,645 aggregate principal amount of 10% senior notes due 2017 of Compton Finance issued pursuant to the Senior Note Indenture;

(ll)
“Share Consolidation” means an amendment to Compton’s articles of incorporation to consolidate its issued and outstanding Common Shares on the basis of one (1) Common Share for every two hundred (200) existing Common Shares;

(mm)	“Share Consolidation Resolution” means the special resolution of the Shareholders approving the Share Consolidation;

(nn)
“Shareholder Distribution Record Date” means the date on which Shareholders of record will be entitled to receive their pro rata distribution of Cashless Warrants and Rights as described in the Circular and that is expected to be on or about August 15, 2011;

(oo)	“Shareholders” means the holders of Common Shares;

(pp)	“Shareholders’ Meeting” means the meeting of Shareholders to be held on July 25, 2011 to consider the matters set out in the Shareholders’ Notice;

(qq)	“Shareholders’ Notice” means the notice of the Shareholders’ Meeting;

(rr)
“Stated Capital Reduction Resolution” means the special resolution of the Shareholders approving the reduction of the stated capital account maintained for the Common Shares by an amount that is equal to the amount of the deficit of Compton on the Effective Date;

(ss)	“Strip Price” means the NYMEX Henry Hub 1 - Year Futures Strip as quoted on Bloomberg; and

(tt)
“Subscription Price” means $7.82 per Common Share (or $0.0391 per Common Share if the Share Consolidation has not occurred) provided that the Subscription Price shall be reduced if the Strip Price is lower than certain thresholds for the three consecutive Business Days ending on the seventh Business Day before the Shareholder Distribution Date as follows:

If the Share Consolidation has occurred:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$7.30
US$4.00 - US$3.86	$6.78
US$3.85 - US$3.71	$6.26
US$3.70 or below	$5.74

                                                                                             If the Share Consolidation has not occurred:

Strip Price	New Subscription Price
US$4.14 - US$4.01	$0.0365
US$4.00 - US$3.86	$0.0339
US$3.85 - US$3.71	$0.0313
US$3.70 or below	$0.0287

1.2
The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Noteholders; (ii) Compton; (iii) Compton Finance; (iv) the holders of any Entitlements relating to the Notes and the Note Indentures; and (v) the Indenture Trustee, and shall constitute a full, final and absolute settlement of all rights of the beneficial and legal holders of Notes attaching thereto or arising therefrom and an absolute release and discharge of and from all indebtedness, liability and obligation of Compton Finance in respect of the Notes and the Note Indentures.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 4 has become effective in the sequence and at the times set out therein.

ARTICLE 3
TREATMENT OF NOTEHOLDERS

3.1	On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton shall issue and shall be deemed to issue to the Noteholders:

(a)
if the Share Consolidation has occurred, 18,070,949 Common Shares and 9,225,286 Rights, with each Noteholder receiving Common Shares and Rights in accordance with such Noteholder’s Principal Claim Amount.  The Noteholders shall and shall be deemed to irrevocable and finally exchange their Notes for the 18,070,949 Common Shares and the 9,225,286 Rights, allocated first towards the repayment of principal.  The 18,070,949 Common Shares and the 9,225,286 Rights shall be and shall be deemed to be received in full and final settlement of the Notes, the Note Indentures and all Entitlements relating to the Notes and the Note Indentures; or

(b)
if the Share Consolidation has not occurred, 3,614,189,800 Common Shares and 1,845,057,200 Rights, with each Noteholder receiving Common Shares and Rights in accordance with such Noteholder’s Principal Claim Amount.  The Noteholders shall and shall be deemed to irrevocable and finally exchange their Notes for the 3,614,189,800 Common Shares and the 1,845,057,200 Rights, allocated first towards the repayment of principal.  The 3,614,189,800 Common Shares and the 1,845,057,200 Rights shall be and shall be deemed to be received in full and final settlement of the Notes, the Note Indentures and all Entitlements relating to the Notes and the Note Indentures.

3.2
On the Effective Date, and in accordance with the steps and sequence set forth in Section 4.1, Compton Finance shall pay to the Noteholders all accrued and unpaid cash-pay interest on the Notes up to but not including the Effective Date in full and final settlement of all cash-pay interest due and owing under the Notes and the Note Indentures.

ARTICLE 4
ARRANGEMENT

4.1
Commencing as of the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)
Compton Finance shall pay the accrued cash-pay interest to the Indenture Trustee or its nominee as registered holder of the global notes and on behalf of all Noteholders, and the Indenture Trustee shall pay (or cause to be paid) all such accrued cash-pay interest to the Noteholders, without abatement or rights of setoff or counterclaim of any nature;

(b)	Compton shall contribute the Common Shares and Rights to be issued to Noteholders pursuant to Article 4.1(c) hereof to Compton Finance; and

(c)
Each Noteholder shall irrevocably exchange and be deemed to transfer all of its Notes and all of its rights under the Notes and the Note Indentures to Compton Finance in exchange for the Common Shares and Rights allocated to each Noteholder such that each Noteholder shall receive its pro rata share, based on such Noteholder’s Principal Claim Amount, of:

(i)	if the Share Consolidation has occurred, 18,070,949 Common Shares and 9,225,286 Rights; or

(ii)	if the Share Consolidation has not occurred, 3,614,189,800 Common Shares and 1,845,057,200 Rights.

ARTICLE 5
IMPLEMENTATION OF THE ARRANGEMENT

5.1	Withholding Rights.

Compton Finance and the Indenture Trustee shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any Noteholder, such amounts as Compton Finance or the Indenture Trustee are required to deduct and withhold with respect to such payment under the Canadian Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Noteholder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required to be deducted or withheld from any payment to a Noteholder exceeds the cash portion of the consideration otherwise payable to the Noteholder, Compton Finance and the Indenture Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Compton Finance or the Indenture Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Compton Finance and the Indenture Trustee shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

5.2	Fractional Interests.

In lieu of any fractional Common Shares or Rights, each registered holder of Notes otherwise entitled to a fractional interest in Common Shares or Rights will receive an aggregate amount of Common Shares or Rights rounded down to the nearest whole number increment.

5.3	Calculations.

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.10%), as applicable. All calculations and determinations made by Compton and Compton Finance for the purposes of this Plan of Arrangement shall be conclusive, final and binding upon the Noteholders.

ARTICLE 6
AMENDMENTS

6.1
The Parties each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of the Parties;

(b)	filed with the Court and, if made following the Meetings, approved by the Court; and

(c)	communicated to Noteholders in the manner required by the Court (if so required).

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Parties provided that it is not adverse to the financial or economic interests of any former holder of Notes.

APPENDIX E

BMO CAPITAL MARKETS FAIRNESS OPINION

BMO Nesbitt Burns Inc. 100 King Street West 4th Floor Toronto, ON M5X 1H3

June 3, 2011

The Board of Directors
Compton Petroleum Corporation
Suite 500, Bankers Court
850 - 2nd Street SW
Calgary, Alberta
T2P 0R8

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Compton Petroleum Corporation (“Compton” or the “Company”) is considering a recapitalization transaction (the “Recapitalization”), the terms of which are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule B to the final draft form of support agreement (the “Initial Support Agreement”) that is to be entered into between Compton and a group of holders of some of the 10% Senior Notes due 2017 (the “Senior Notes”) and the 10% Mandatory Convertible Notes due 2011 (the “MCNs” and, together with the Senior Notes, the “Notes”) of Compton Petroleum Finance Corporation (“Compton Finance”) prior to the public announcement of the Recapitalization.  A significant component of the Recapitalization is to be implemented by way of a Plan of Arrangement (the “Arrangement”) under s.192 of the Canada Business Corporations Act to be approved by holders of the Notes.  The terms of the Arrangement will be described in a joint management proxy circular of Compton and Compton Finance (the “Circular”) expected to be distributed to holders of the Notes and holders (“Existing Common Shareholders”) of existing common shares of Compton (“Existing Common Shares”) by the end of June 2011.

Engagement

BMO Capital Markets was engaged by Compton pursuant to a letter agreement dated April 13, 2011, as amended effective May 30, 2011, in contemplation of certain potential transactions involving the Notes (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO Capital Markets to render various advisory services to the Company in connection with, among other things, the Recapitalization. Services to be provided relating to the Recapitalization include, among others, the provision to the Compton Board of Directors of this opinion (the “Opinion”) and an opinion pursuant to Industry Canada’s Policy Statement 15.1 - “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” (the “CBCA Opinion” and collectively with the Opinion, the “Opinions”).

Under the terms of the Engagement Agreement BMO Capital Markets is paid a monthly work fee, a fee for providing the Opinions and an additional fee for its advisory services to be paid upon the closing of the Recapitalization.  The Company has also agreed to pay BMO Capital Markets a financing fee if the Company or any of its affiliates completes a financing as part of or related to a restructuring transaction and, in certain circumstances, a fee upon the closing of an alternative transaction to the Recapitalization.  In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of BMO Capital Markets as of June 3, 2011, and the form and content hereof have been approved for release by a committee of its officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

BMO Capital Markets Relationships

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”).  Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”).

Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement;  (ii) acting as a financial advisor to the Company in relation to a recapitalization transaction (described in the information circular of the Company dated July 23, 2010) that closed on October 18, 2010; (iii) acting as an underwriter to the Company in connection with an equity financing which closed on October 5, 2009; (iv) acting as current lender and bank facility administrative agent to the Company; (v) providing commodity trading services to the Company; and (vi) providing ongoing cash management services to the Company.  A portion of the proceeds from the rights offering contemplated in connection with the Recapitalization (the “Rights Offering”) will be used to repay the Company’s bank facility.  The fees received by BMO or its affiliates in connection with the above activities are not or are not expected to be material to BMO.  In addition to the services being provided under the Engagement Agreement, BMO Capital Markets and/or its affiliates have in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties.  The fees received by BMO in connection with the above activities are not or are not expected to be material to BMO.  There are no understandings, agreements or commitments between BMO, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to BMO.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities or hold financial instruments that derive value from the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation.  As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transactions contemplated by the Recapitalization.

Scope of Review

In connection with rendering the Opinion, BMO Capital Markets has reviewed and relied upon, or carried out, among other things, the following:

1.	the Initial Support Agreement;

2.	a draft of the backstop commitment agreement (the “Initial Backstop Agreement”) dated June 3, 2011, between the Company, Compton Finance and certain holders of Notes;

3.	certain publicly available information relating to the business, operations, financial condition, and trading history of the Company and other selected public companies we considered relevant;

4.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

5.	internal management forecasts, projections, estimates and/or budgets prepared or provided by or on behalf of management of the Company;

6.
discussions with management of the Company relating to the Company’s current business, plans, financial condition and prospects, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;

7.	known, feasible alternative transactions to the Recapitalization;

8.	public information with respect to selected precedent transactions we considered relevant;

9.	commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

10.	various reports published by equity research analysts we considered relevant;

11.
a letter of representation (the “Certificate”) as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material (financial and otherwise) obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”).  The Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information.  We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in the Certificate delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally or in writing by, or on behalf of the Company or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus and Registration Exemptions) or affiliates or any of its or their agents or representatives in connection with our engagement relating to the Recapitalization, other than forecasts, projections, and other forward-looking information, was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, or in the case of historical information was at the date of preparation, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets and except as set forth in the Information delivered at a later date (but prior to the date hereof), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no material change has occurred in the Information or any part thereof which would have or which could  reasonably be expected to have a material effect on the Opinion, having regard to the Approach to Fairness described below.

In preparing the Opinion, we have assumed that the executed Initial Support Agreement and the executed Initial Backstop Agreement will not differ in any material respect from the drafts that we reviewed, and that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all financings, consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without material adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Compton or liability of Compton to third parties.  BMO Capital Markets has also assumed that the description of the Recapitalization in the Initial Support Agreement describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequent to the announcement of the Recapitalization.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives.  In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Recapitalization.

The Opinion is provided to the Board of Directors for its exclusive use in connection with the Recapitalization and may not be used or relied upon by any other person or for any other purpose without our prior written consent.  The Opinion does not constitute a recommendation as to how any holder of the Notes or Existing Common Shareholder should vote or act on any matter relating to the Recapitalization.  Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Existing Common Shareholders and the holders of the Notes; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Existing Common Shareholders and the holders of the Notes; (iii) a formal valuation or appraisal of Compton or any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Compton, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of the Notes as to whether or not such Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to participate or not participate in the Rights Offering; or (vii) a recommendation to any holder of Existing Common Shares as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against certain steps necessary to implement the Recapitalization or to participate or not participate in the Rights Offering; and the  Opinion should not be construed as such.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Approach to Fairness

For the purposes of the Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to Compton if, on a going concern basis, the transaction:

•	provides the Company with an appropriate capital structure, by reducing the total amount of debt outstanding and providing new liquidity;

•
reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt; and

•	is better than other known, feasible alternative transactions, based on the above criteria.

Approach to Fairness - Analysis

In preparing the Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Compton’s management known, feasible alternative transactions available to the Company, and considered, among other things, the following matters:

•	the Company, with its current capital structure, is unable to execute its business plan and at the same time service its debt;

•
in the event the Company has insufficient liquidity to continue to operate the business or the Company is unable to service its debt and refinance its debt as it matures, a likely result, in the absence of implementing the Recapitalization, is an insolvency process which would be expected to have a negative impact on the overall enterprise value of the Company;

•
the Recapitalization would extinguish the Notes and reduce bank indebtedness with the net proceeds of the Rights Offering, thereby substantially reducing Compton’s outstanding debt and eliminating the maturities of the Notes in 2011 and 2017;

•	the Recapitalization would substantially reduce Compton’s annual net interest expense;

•	the Company has the opportunity, at this time, to effect a Recapitalization with the approval of certain holders of the Notes and Existing Common Shares in accordance with applicable law; and

•	BMO Capital Markets and the Company are not aware of any feasible alternative transactions that are better than the Recapitalization.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Recapitalization, if implemented, is fair, from a financial point of view, to Compton.

Yours very truly,

“BMO Nesbitt Burns Inc.”

APPENDIX F

OPINION REQUIRED BY CBCA POLICY STATEMENT 15-1

BMO Nesbitt Burns Inc. 100 King Street West 4th Floor Toronto, ON M5X 1H3

June 3, 2011

The Board of Directors
Compton Petroleum Corporation
Suite 500, Bankers Court
850 - 2nd Street SW
Calgary, Alberta
T2P 0R8

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Compton Petroleum Corporation (“Compton” or the “Company”) is considering a recapitalization transaction (the “Recapitalization”), the terms of which are described in a term sheet (the “Recapitalization Term Sheet”) which is attached as Schedule B to the final draft form of support agreement (the “Initial Support Agreement”) that is to be entered into between Compton and a group of holders of some of the 10% Senior Notes due 2017 (the “Senior Notes”) and the 10% Mandatory Convertible Notes due 2011 (the “MCNs” and, together with the Senior Notes, the “Notes”) of Compton Petroleum Finance Corporation (“Compton Finance”) prior to the public announcement of the Recapitalization.  A significant component of the Recapitalization is to be implemented by way of a Plan of Arrangement (the “Arrangement”) under s.192 of the Canada Business Corporations Act to be approved by holders of the Notes.  The terms of the Arrangement will be described in a joint management proxy circular of Compton and Compton Finance (the “Circular”) expected to be distributed to holders of the Notes and holders (“Existing Common Shareholders”) of existing common shares of Compton (“Existing Common Shares”) by the end of June 2011.

Engagement

BMO Capital Markets was engaged by Compton pursuant to a letter agreement dated April 13, 2011, as amended effective May 30, 2011, in contemplation of certain potential transactions involving the Notes (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO Capital Markets to render various advisory services to the Company in connection with, among other things, the Recapitalization.  Services to be provided relating to the Recapitalization include, among others, the provision to the Compton Board of Directors of this opinion (the “CBCA Opinion”) and a fairness opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Recapitalization to Compton (the “Opinion” and collectively with the CBCA Opinion, the “Opinions”).

Under the terms of the Engagement Agreement BMO Capital Markets is paid a monthly work fee, a fee for providing the Opinions and an additional fee for its advisory services to be paid upon the closing of the Recapitalization.  The Company has also agreed to pay BMO Capital Markets a financing fee if the Company or any of its affiliates completes a financing as part of or related to a restructuring transaction and, in certain circumstances, a fee upon the closing of an alternative transaction to the Recapitalization.  In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research, and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The CBCA Opinion expressed herein represents the opinion of BMO Capital Markets as of June 3, 2011, and the form and content hereof have been approved for release by a committee of its officers, who are collectively experienced in mergers and acquisitions, divestitures, restructuring and valuation matters.

BMO Capital Markets Relationships

BMO Capital Markets is a wholly-owned subsidiary of the Bank of Montreal (“BMO”).  Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, or any of its respective associates or affiliates (collectively, the “Interested Parties”).

Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement;  (ii) acting as a financial advisor to the Company in relation to a recapitalization transaction (described in the information circular of the Company dated July 23, 2010) that closed on October 18, 2010; (iii) acting as an underwriter to the Company in connection with an equity financing which closed on October 5, 2009; (iv) acting as current lender and bank facility administrative agent to the Company; (v) providing commodity trading services to the Company; and (vi) providing ongoing cash management services to the Company.  A portion of the proceeds from the rights offering contemplated in connection with the Recapitalization (the “Rights Offering”) will be used to repay the Company’s bank facility.  The fees received by BMO or its affiliates in connection with the above activities are not or are not expected to be material to BMO.  In addition to the services being provided under the Engagement Agreement, BMO Capital Markets and/or its affiliates have in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to the Interested Parties.  The fees received by BMO in connection with the above activities are not or are not expected to be material to BMO.  There are no understandings, agreements or commitments between BMO, or any of its affiliated entities, on the one hand, and the Interested Parties, on the other hand, with respect to any future business dealings which are expected to result in fees that are material to BMO.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities or hold financial instruments that derive value from the securities of the Company or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation.  As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or for its associates or affiliates, or with respect to the transactions contemplated by the Recapitalization.

Scope of Review

In connection with rendering the CBCA Opinion, BMO Capital Markets has reviewed and relied upon, or carried out, among other things, the following:

1.	the Initial Support Agreement;

2.	a draft of the backstop commitment agreement (the “Initial Backstop Agreement”) dated June 3, 2011, between the Company, Compton Finance and certain holders of Notes;

3.	certain publicly available information relating to the business, operations, financial condition, and trading history of the Company and other selected public companies we considered relevant;

4.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

5.	internal management forecasts, projections, estimates and/or budgets prepared or provided by or on behalf of management of the Company;

6.
discussions with management of the Company relating to the Company’s current business, plans, financial condition and prospects, including discussions relating to the consequences of completing the Recapitalization and of not completing the Recapitalization;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

9.	various reports published by equity research analysts we considered relevant;

10.
a letter of representation (the “Certificate”) as to certain factual matters and the completeness and accuracy of certain information upon which the CBCA Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material (financial and otherwise) obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”).  The CBCA Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information.  We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in the Certificate delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally or in writing by, or on behalf of the Company or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus and Registration Exemptions) or affiliates or any of its or their agents or representatives in connection with our engagement relating to the Recapitalization, other than forecasts, projections, and other forward-looking information, was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, or in the case of historical information was at the date of preparation, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets and except as set forth in the Information delivered at a later date (but prior to the date hereof), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no material change has occurred in the Information or any part thereof which would have or which could  reasonably be expected to have a material effect on the CBCA Opinion, having regard to the Terms of Reference described below.

In preparing the CBCA Opinion, we have assumed that the executed Initial Support Agreement and the executed Initial Backstop Agreement will not differ in any material respect from the drafts that we reviewed, and that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all financings, consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without material adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Compton or liability of Compton to third parties.  BMO Capital Markets has also assumed that the description of the Recapitalization in the Initial Support Agreement describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequent to the announcement of the Recapitalization.

In connection with the Recapitalization, holders of the Notes and Existing Common Shareholders will have an opportunity to participate in the Rights Offering to subscribe for approximately $50,000,000 of new common shares of Compton.  BMO Capital Markets has assumed that holders of the Notes and Existing Common Shareholders will elect the highest value alternative that is available to them under the Recapitalization and, if they are unable to do so, will otherwise sell their rights in the market.

BMO Capital Markets has also assumed that a liquidation in an insolvency process will, for a number of reasons outlined in the “Analysis” section below, have a material negative impact on the value of the Company and its business.

The CBCA Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives.  In our analyses and in preparing the CBCA Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Recapitalization.

The CBCA Opinion is provided to the Board of Directors for its exclusive use in connection with the Recapitalization and may not be used or relied upon by any other person or for any other purpose without our prior written consent.  The CBCA Opinion does not constitute a recommendation as to how any holder of the Notes or Existing Common Shareholder should vote or act on any matter relating to the Recapitalization.  Except for the inclusion of the CBCA Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the CBCA Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Existing Common Shareholders and the holders of the Notes; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Existing Common Shareholders and the holders of the Notes; (iii) a formal valuation or appraisal of Compton or any of its securities or assets or the securities or assets of Compton’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Compton, or of securities of its associates or affiliates following the completion of the Recapitalization; (v) an opinion as to the fairness of the process underlying the Recapitalization; (vi) a recommendation to any holder of the Notes as to whether or not such Notes should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to participate or not participate in the Rights Offering; or (vii) a recommendation to any holder of Existing Common Shares as to whether or not the Existing Common Shares should be held or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against certain steps necessary to implement the Recapitalization or to participate or not participate in the Rights Offering; and the CBCA Opinion should not be construed as such.  In addition, the CBCA Opinion does not address the relative merits of the Recapitalization as compared to any known, feasible alternative transactions that may be available to the Company.

The CBCA Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the CBCA Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the CBCA Opinion.

Terms of Reference

Industry Canada’s Policy Statement 15.1 - “Policy of the Director Concerning Arrangements Under Section 192 of the Canada Business Corporations Act” recommends that corporations seeking to implement a plan of arrangement pursuant to s. 192 of the CBCA that contemplates the compromise of debt obtain an opinion as to whether “each class of security holders would be in a better position under the arrangement than if the corporation were liquidated”.

For the purposes of the CBCA Opinion, BMO Capital Markets considered that holders of the Notes (the class of securities subject to the Arrangement) would be in a better financial position under the Recapitalization than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the holders of the Notes pursuant to the Recapitalization exceeds the estimated value such holders would receive if the Company were liquidated.

The Boards of Directors have also requested that BMO Capital Markets render a similar opinion with respect to the Existing Common Shareholders.  For the purposes of the CBCA Opinion, BMO Capital Markets considered that the Existing Common Shareholders would be in a better financial position under the Recapitalization than if the Company were liquidated if the estimated aggregate trading value of the consideration made available to the Existing Common Shareholders pursuant to the Recapitalization exceeds the estimated value such Existing Common Shareholders would receive if the Company were liquidated.

Analysis

In preparing the CBCA Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, reviewed with Compton’s management the alternatives reasonably available to the Company, and considered the following matters:

•	in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell the assets. This may have a negative impact on the value realized;

•	a liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers and employees react to protect their interests;

•
a liquidation process would give rise to significant incremental costs as new, senior secured  “debtor in possession” financing would be required to replace lost trade credit and fund the operations during the process.  Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings.  These costs would be recovered out of sale proceeds that would otherwise be available to the holders of the Notes and Existing Common Shareholders;

•	the current weak conditions in the natural gas industry would likely reduce the field of prospective bidders and constrain the bidding of participants in a liquidation process;

•	generally, in a liquidation process, holders of common equity recover nothing; and

•
the Recapitalization would significantly reduce the total amount of debt outstanding and the amount of debt maturing in the near-term and would reduce the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service its debt.  Post-Recapitalization, the Company has the opportunity to generate incremental value by operating as a going concern and by benefiting from any recovery in the natural gas industry.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the holders of the Notes and Existing Common Shareholders would be in a better financial position, respectively, under the Recapitalization than if the Company were liquidated as, in each case, the estimated aggregate trading value of the consideration made available to holders of the Notes and Existing Common Shareholders, respectively, pursuant to the Recapitalization would, in the opinion of BMO Capital Markets, exceed the estimated value holders of the Notes and Existing Common Shareholders would receive in a liquidation, respectively.

Yours very truly,

“BMO Nesbitt Burns Inc.”

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact the following:

Noteholders

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

Shareholders

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America):  1-800-564-6253
Website: www.computershare.com
By Mail:
Computershare Investor Services Inc.
100 University Avenue
Toronto, ON M5J 2Y1

Financial Advisor for the Recapitalization

3 Times Square
New York, New York 10036
or
100 King Street West
Toronto, Ontario  M5X 1H3
(416) 359-8100
or
Call Toll-Free: (855) 446-1233